                                                Filed Pursuant to Rule 424(b)(1)
                                                Registration No. 333-39661

                               22,500,000 Shares

                   DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. LOGO

                                  Common Stock

                               ------------------

     This is an initial public offering of shares of common stock of Dollar Thrifty Automotive Group, Inc. Chrysler Corporation, which currently owns all of the common stock, is offering 20,000,000 shares and the Company is offering 2,500,000 shares. After completion of the Offering, Chrysler will no longer own any common stock. The Company will not receive any proceeds from the sale of shares by Chrysler. There is currently no public market for the shares. The market price of the shares after the Offering may be higher or lower than the public offering price.

     The common stock has been approved for listing on the New York Stock Exchange under the symbol DTG.

     INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 13.

                                                                   PER SHARE          TOTAL
                                                                   ---------      -------------
Public Offering Price...........................................    $ 20.50       $ 461,250,000
Underwriting Discounts and Commissions..........................    $  1.13       $  25,425,000
Proceeds to Chrysler............................................    $ 19.37       $ 387,400,000
Proceeds to the Company.........................................    $ 19.37       $  48,425,000

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The U.S. Underwriters are offering the shares subject to various conditions and may reject all or part of any order.

CREDIT SUISSE FIRST BOSTON
                  GOLDMAN, SACHS & CO.
                                    J.P. MORGAN & CO.
                                                  SALOMON SMITH BARNEY

                       Prospectus dated December 16, 1997

                               TABLE OF CONTENTS

                                                                                         PAGE
                                                                                         ----
Prospectus Summary....................................................................     4
Risk Factors..........................................................................    13
Use of Proceeds.......................................................................    19
Dividend Policy.......................................................................    19
Dilution..............................................................................    19
Capitalization........................................................................    20
Unaudited Pro Forma Consolidated Financial Statements.................................    21
Selected Consolidated Financial and Operating Data....................................    27
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................    33
Industry Overview.....................................................................    43
Business..............................................................................    44
Continuing Relationship with Chrysler.................................................    62
Management............................................................................    64
Description of Capital Stock..........................................................    68
Description of Certain Indebtedness...................................................    71
Certain U.S. Tax Consequences to Non-U.S. Holders of Common Stock.....................    73
Underwriting..........................................................................    76
Notice to Canadian Residents..........................................................    79
Legal Matters.........................................................................    80
Experts...............................................................................    80
Additional Information................................................................    80
Index to Consolidated Financial Statements............................................   F-1

                          ---------------------------

     The Company's principal executive offices are located at 5330 East 31st Street, Tulsa, Oklahoma 74135, (918) 660-7700.
                          ---------------------------

     As used in this Prospectus, (a) the "Company" means Dollar Thrifty Automotive Group, Inc. (successor to Pentastar Transportation Group, Inc.), (b) "Dollar Thrifty Group" and "Group" mean Dollar Thrifty Automotive Group, Inc. and its consolidated subsidiaries, (c) "Dollar" means Dollar Rent A Car Systems, Inc. and (d) "Thrifty" means Thrifty Rent-A-Car System, Inc.

     "Blue Chip", "Dollar", the Dollar logo, "DriveWise", "Thrifty" and the Thrifty logo are existing or pending trademarks or servicemarks of Dollar Thrifty Group.

                          ---------------------------

     Some of the statements contained in this Prospectus under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" are forward-looking. They include statements concerning (a) strategy, (b) liquidity and capital expenditures, (c) the terms upon which vehicles will be acquired, (d) debt levels and the ability to obtain financing and service debt, (e) competitive pressures in the vehicle rental business, (f) prevailing levels of interest rates, (g) legal proceedings and regulatory matters and (h) general economic conditions. Actual results may differ materially from those suggested by the forward-looking statements for various reasons, including those discussed under "Risk Factors."
                          ---------------------------

     Shares should be ready for delivery on or about December 23, 1997, against payment in immediately available funds. December 23, 1997 is the fifth business day following the date of this Prospectus. Trading of the shares on the date of this Prospectus may be affected by the five-day settlement. See "Underwriting."

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this Prospectus. It is not complete and may not contain all of the information that you should consider before investing in the common stock. You should read the entire Prospectus carefully, including the "Risk Factors" section and the financial statements and the notes to those statements.

                                  THE COMPANY

     Dollar Thrifty Group's two vehicle rental companies, Dollar and Thrifty, operate separate daily vehicle rental businesses. They also license independent franchisees to rent vehicles under their brands. As of September 30, 1997, the Dollar and Thrifty systems had 872 locations in the United States and Canada, of which 161 were company-owned stores and 711 were operated by franchisees. Dollar and Thrifty also have franchisees outside the United States and Canada. Revenues from franchisees outside the United States and Canada have not been material to the Group's results of operations.

     The Group offers value-priced rental vehicles under the Dollar and Thrifty brands. The Group's brands appeal to leisure customers, including tourists, and to small businesses and independent business travelers. While the two companies have similar customers, they have different approaches to the vehicle rental market. In the United States, Dollar derives a majority of its revenues from company-owned stores located at major airports, and it derives substantial revenues from foreign tour and leisure rentals. Thrifty derives its revenues primarily from franchising fees and services, including vehicle leasing. Thrifty's franchisees operate in both the local and airport markets.

                                    STRATEGY

     The Company's main objectives are to increase revenues and improve profitability by strengthening its value-priced brands. The key elements of this strategy are:

  CAPITALIZE ON CHANGING INDUSTRY DYNAMICS

        As a result of recent ownership changes in the domestic vehicle rental industry, many of the major companies in the industry are now publicly held and only Dollar and Thrifty remain wholly owned by a domestic automotive manufacturer. These ownership changes may lead to higher average rental rates as a result of increased industry focus on profitability and shareholder returns, rather than on transaction volume and market share. The Group would benefit from higher rental rates, particularly in markets where it has a strong position.

  BUILD ON THE COMPANY'S NICHES IN THE VEHICLE RENTAL MARKET

     Value-Priced Brands

        The Dollar and Thrifty brands are identified with the Group's strategy of offering value-priced rental vehicles that are comparable to those offered by the Group's principal competitors. Dollar and Thrifty service a wide variety of leisure and discretionary customers from airport, near airport and local market locations.

     Dollar's Leisure Market Position

        Dollar intends to build on its strong position in the leisure rental market. The Company plans to expand Dollar's international tour business because the Company believes that the trend over the past five years of increasing numbers of overseas tourists visiting the United States will continue.

     Thrifty's Local Market Position

        Thrifty plans to increase its local presence through growth in the operations of existing franchisees and addition of new franchisees. The local market has grown faster than the airport market and generally has had less pricing pressure. Management believes that the local market, where competition is based on location, service and customer relationships, is well-suited to Thrifty's franchise strategy, which emphasizes local ownership and operation.

  CAPITALIZE ON OPPORTUNITIES FOR OPERATING EFFICIENCIES

        Dollar and Thrifty operate as separate companies and serve the vehicle rental market in different ways. The Company believes that as an independent company it can improve efficiency and reduce costs by taking advantage of its joint ownership of Dollar and Thrifty.

  INVEST IN STRATEGIC INFORMATION AND RESERVATION SYSTEMS

        Since the beginning of 1995, the Group has made capital investments and other expenditures totalling $22.8 million for reservation, tour and other information systems. It plans to make capital expenditures of approximately $10 million in these systems during 1998. Dollar plans to invest in systems to improve operational control, fleet utilization, rental rates and customer service. Thrifty plans to invest in systems to support its franchisees' operations by offering uniform automated systems and customer service programs.

  EXPAND INTERNATIONAL OPERATIONS

        Dollar plans to use commercial arrangements with a foreign independent vehicle rental company to expand use of its brands abroad and as a means of promoting additional rentals from in-bound travelers. Dollar has recently entered into an agreement with Europcar International, S.A., an independent European vehicle rental company. The agreement provides that each company will accept rental reservations in its geographical area made through the other. In addition, Dollar and Thrifty may license foreign vehicle rental companies as master franchisees for specific countries or regions. Thrifty may also offer vehicle leasing and other services to its international franchisees.

  DEVELOP OPPORTUNITIES FOR BUSINESS EXPANSION INTO RELATED AREAS

        The Company believes that its experience in fleet leasing and management, used car disposal and franchising provides it with opportunities for expansion. These opportunities include leasing vehicles to small companies and individuals, entering into joint ventures or other arrangements with publicly held new car dealer groups, used car superstores and auto auctions and using Dollar Thrifty Group's existing telecommunications capacity to provide telemarketing services. Management believes the Company will be better able to pursue these opportunities when it is an independent company.

                                 FINANCING PLAN

     The Company is implementing a financing plan, which includes the sale of shares by the Company in the Offering. The Financing Plan has the following elements:

  NEW FLEET FINANCING

        - A $900 million series of medium term notes, secured by vehicles and related assets. The New Medium Term Notes, which will be issued under the Group's existing asset backed note program, will almost entirely replace the Company's existing vehicle financing arrangements with Chrysler Financial Corporation and finance fleet growth.

        - A commercial paper program of up to $615 million, secured by vehicles and related assets. The Commercial Paper Program, which will be part of the Group's existing asset backed note program, will be used to finance fleet growth and to refinance existing fleet debt. A $545 million Liquidity Facility will support the Commercial Paper Program.

        - Credit support from Chrysler, in the form of a letter of credit facility which declines over a period not exceeding five years. Chrysler will provide the letter of credit facility under the Chrysler Credit Support Agreement. The letter of credit facility will provide additional security for the New Medium Term Notes and the Commercial Paper Program.

  SALE OF SHARES BY THE COMPANY

        - The Company's sale of 2,500,000 shares covered by this Prospectus and the use of the proceeds to provide collateral for fleet financing. If the U.S. Underwriters and the Managers of the international portion of the Offering exercise their option to purchase additional shares from the Company in connection with the Offering to cover over-allotments, the Company would use the additional net proceeds for general corporate purposes. Those purposes include providing collateral for the Group's vehicle fleet financings that could reduce or possibly eliminate Chrysler's credit support.

  REVOLVING CREDIT FACILITY

        - A $215 million senior secured revolving credit facility. Up to $190 million under the Revolving Credit Facility may be used to issue letters of credit to support fleet debt and other obligations. Up to $70 million will be available for working capital borrowings and to replace existing working capital debt ($22.3 million as of September 30, 1997). The Group may not have more than $215 million of combined borrowings and letters of credit outstanding under the Revolving Credit Facility.

     The Company expects that the New Medium Term Notes will be issued and the Revolving Credit Facility and the Chrysler Credit Support Agreement will be in effect when the Offering is completed. The Company expects that the Commercial Paper Program and the Liquidity Facility will be in place in the first quarter of 1998. The Company has obtained from Credit Suisse First Boston (and its affiliates) and The Chase Manhattan Bank underwritten financing commitments, subject to customary conditions, relating to the Revolving Credit Facility and the Liquidity Facility.

     The completion of the Offering is contingent upon the issuance of the New Medium Term Notes and the implementation of the Chrysler Credit Support Agreement and the Revolving Credit Facility.

                                  THE OFFERING

COMMON STOCK OFFERED(A):

  OFFERED BY CHRYSLER......................................................  20,000,000 shares
  OFFERED BY THE COMPANY...................................................  2,500,000 shares
                                                                             ------------------
       TOTAL...............................................................  22,500,000 shares
  U.S. OFFERING............................................................  19,125,000 shares
  INTERNATIONAL OFFERING...................................................  3,375,000 shares
                                                                             ------------------
       TOTAL...............................................................  22,500,000 shares
SHARES TO BE OUTSTANDING AFTER THE OFFERING(A)(B)..........................  22,500,000 shares

-------------------------

(a) Excludes 3,375,000 shares issuable upon exercise of the over-allotment option. The over-allotment option is described in "Underwriting."

(b) Excludes 2,250,000 shares (plus up to an additional 337,500 shares if the over-allotment option is exercised) reserved for issuance under the Company's long-term incentive plan. See "Management -- Executive Compensation -- Long-Term Incentive Plan."

VOTING RIGHTS.................  Holders of common stock will have one vote per share.

DIVIDEND POLICY...............  The Company does not plan to pay cash dividends in the near term. Moreover, its debt instruments restrict the payment of cash dividends.

USE OF PROCEEDS...............   - The Company estimates that it will receive
                                   net proceeds from the Offering of
                                   approximately $45.9 million. It expects to use the net proceeds to provide collateral for fleet financing as part of the Financing Plan.

                                 - The Company estimates that it will receive
                                   additional net proceeds of up to $65.4
                                   million if the U.S. Underwriters and the Managers exercise their over-allotment option. The Company would use the additional proceeds for general corporate purposes. Those purposes include providing collateral for the Group's vehicle fleet financings that could reduce or possibly eliminate Chrysler's credit support.

                                 - The Company will not receive any of the
                                   proceeds from Chrysler's sale of shares in the Offering.

RISK FACTORS..................  For a discussion of certain risks you should consider before investing in the common stock, see "Risk Factors."

NEW YORK STOCK EXCHANGE
SYMBOL........................  DTG

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

DOLLAR THRIFTY GROUP DATA

     The following summary consolidated Dollar Thrifty Group financial and operating data as of and for the years ended December 31, 1996, 1995 and 1994 are derived from the Group's audited consolidated financial statements and the related notes thereto included in this Prospectus. The following summary consolidated Group financial and operating data as of and for the nine months ended September 30, 1997 and 1996 are unaudited. In the opinion of management, the unaudited data have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation. Results for interim periods are not indicative of results for a full year.

SEPARATE DOLLAR AND THRIFTY DATA

     The following summary consolidated Dollar and Thrifty financial and operating data are derived from their separate respective unaudited consolidated financial information. In the opinion of management, this information has been prepared on the same basis as the Group's audited consolidated financial statements and includes all adjustments necessary for fair presentation. Results for interim periods are not indicative of results for a full year.

EBITDA AND ADJUSTED EBITDA

     EBITDA consists of earnings (loss) before income taxes plus all net interest expense and all depreciation and amortization expense. Adjusted EBITDA consists of earnings (loss) before income taxes plus net interest expense that does not relate to vehicles and depreciation and amortization expense that does not relate to vehicles. The Company does not include EBITDA and Adjusted EBITDA as, nor should they be considered as, alternative measures of operating results or cash flows from operating activities (as determined in accordance with generally accepted accounting principles). Instead, the Company includes them because they are widely used financial measures of the potential capacity of a company to incur and service debt. The presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA OF DOLLAR THRIFTY GROUP

                                                                                            NINE MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,                 SEPTEMBER 30,
                                              --------------------------------------    -------------------------
                                                 1994          1995          1996          1996           1997
                                              ----------    ----------    ----------    ----------     ----------
STATEMENT OF OPERATIONS (IN THOUSANDS):
Revenues:
  Vehicle rentals..........................   $  413,424    $  372,508    $  495,598    $  382,234     $  481,954
  Vehicle leasing..........................      172,999       177,836       150,179       116,392        124,783
  Fees and services........................       58,966        49,382        50,475        39,969         39,018
  Other....................................        8,614         9,653         9,342         7,630          7,127
                                              ----------    ----------    ----------    ----------     ----------
      Total revenues.......................      654,003       609,379       705,594       546,225        652,882
Costs and expenses:
  Direct vehicle and operating.............      234,370       190,577       245,895       187,462        219,058
  Vehicle depreciation, net................      210,975       196,367       213,143       161,440        207,452
  Selling, general and administrative......      143,155       123,439       138,363       103,161        111,554
  Interest expense, net....................       83,526        78,817        72,868        55,190         65,756
  Amortization of cost in excess of net
    assets acquired........................       11,517        10,456         8,169         6,742          4,504
  Restructuring charge reversal --
    Snappy.................................       (7,000)           --            --            --             --
  Loss on sale of Snappy...................       40,893            --            --            --             --
  Intangible asset impairment losses.......           --            --       157,758       155,000             --
                                              ----------    ----------    ----------    ----------     ----------
      Total costs and expenses.............      717,436       599,656       836,196       668,995        608,324
                                              ----------    ----------    ----------    ----------     ----------
Earnings (loss) before income taxes........      (63,433)        9,723      (130,602)     (122,770)        44,558
Income tax expense (benefit)...............      (12,755)        9,753        16,682        18,589         20,338
                                              ----------    ----------    ----------    ----------     ----------
Net earnings (loss)(a).....................   $  (50,678)   $      (30)   $ (147,284)   $ (141,359)    $   24,220
                                              ==========    ==========    ==========    ==========     ==========

                                                        AS OF DECEMBER 31,                 AS OF SEPTEMBER 30,
                                              --------------------------------------    -------------------------
                                                 1994          1995          1996          1996           1997
                                              ----------    ----------    ----------    ----------     ----------
BALANCE SHEET DATA (IN THOUSANDS):
Revenue-earning vehicles, net..............   $  991,276    $  958,799    $1,120,346    $1,225,478     $1,500,864
Total assets...............................    1,585,651     1,657,823     1,647,951     1,684,341      1,978,980
Total debt.................................    1,047,065     1,128,811     1,241,558     1,291,914      1,542,742
Stockholder's equity.......................      331,159       331,189       183,883       189,702        207,986

                                                                                            NINE MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,                 SEPTEMBER 30,
                                              --------------------------------------    -------------------------
                                                 1994          1995          1996          1996           1997
                                              ----------    ----------    ----------    ----------     ----------
OPERATING DATA (IN THOUSANDS):
EBITDA(a)..................................   $  253,184    $  304,399    $  174,697    $  108,442     $  330,555
Adjusted EBITDA(a).........................      (37,836)       27,211      (110,074)     (106,953)        57,966
Net cash provided by operating
  activities...............................      291,651       173,163       301,911       231,577        229,878
COMPANY-OWNED STORES DATA (U.S. AND
  CANADA)(B):
Average number of vehicles operated........       40,083        36,246        45,037        45,695         55,103
Number of rental transactions..............    2,230,076     2,196,611     2,817,269     2,137,301      2,554,969
Average revenue per transaction............   $      161    $      170    $      176    $      179     $      189
Monthly average revenue per vehicle........   $      748    $      856    $      917    $      929     $      972
VEHICLE LEASING DATA (U.S. AND CANADA)(B):
Average number of vehicles leased..........       41,072        34,373        30,583        31,434         33,158
Average monthly lease revenue per unit.....   $      349    $      400    $      409    $      411     $      418

-------------------------
(a) Management believes it is important to note that net earnings, EBITDA and Adjusted EBITDA for the year ended December 31, 1996 and the nine months ended September 30, 1996 include intangible asset impairment losses of $157,758,000 and $155,000,000, respectively, related to Chrysler's decision in 1996 to dispose of Thrifty as a non-core asset ($155,000,000) and an impairment loss related to Thrifty Canada, Ltd. ($2,758,000).

(b) Excludes 1994 data for Snappy Car Rental, Inc., which was sold in September 1994.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA OF DOLLAR

                                                                                           NINE MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,                SEPTEMBER 30,
                                              --------------------------------------    ------------------------
                                                 1994          1995          1996          1996          1997
                                              ----------    ----------    ----------    ----------    ----------
STATEMENT OF OPERATIONS (IN THOUSANDS):
Revenues:
  Vehicle rentals..........................   $  299,563    $  311,267    $  435,074    $  334,393    $  431,645
  Vehicle leasing..........................       57,018        47,321        38,195        29,728        26,465
  Fees and services........................       27,709        20,068        22,718        18,374        17,798
  Other....................................        2,949         3,278         3,183         2,794         1,649
                                              ----------    ----------    ----------    ----------    ----------
      Total revenues.......................      387,239       381,934       499,170       385,289       477,557
Costs and expenses:
  Direct vehicle and operating.............      180,415       157,519       212,658       160,236       190,732
  Vehicle depreciation, net................      111,508       103,384       130,516        97,376       126,727
  Selling, general and administrative......       81,236        70,099        87,739        66,739        75,364
  Interest expense, net....................       49,413        42,860        45,129        33,702        42,395
  Amortization of cost in excess of net
    assets acquired........................        4,800         4,556         4,696         3,531         3,723
                                              ----------    ----------    ----------    ----------    ----------
      Total costs and expenses.............      427,372       378,418       480,738       361,584       438,941
                                              ----------    ----------    ----------    ----------    ----------
Earnings (loss) before income taxes........      (40,133)        3,516        18,432        23,705        38,616
Income tax expense (benefit)...............      (13,295)        3,399         9,108        11,828        17,369
                                              ----------    ----------    ----------    ----------    ----------
Net earnings (loss)........................   $  (26,838)   $      117    $    9,324    $   11,877    $   21,247
                                              ==========    ==========    ==========    ==========    ==========

                                                        AS OF DECEMBER 31,                AS OF SEPTEMBER 30,
                                              --------------------------------------    ------------------------
                                                 1994          1995          1996          1996          1997
                                              ----------    ----------    ----------    ----------    ----------
BALANCE SHEET DATA (IN THOUSANDS):
Revenue-earning vehicles, net..............   $  513,164    $  571,610    $  690,069    $  739,086    $  934,186
Total assets...............................      775,666       836,135       989,669       988,491     1,241,697
Total debt.................................      562,673       621,782       713,715       758,911       954,488
Stockholder's equity.......................       70,542        70,659       102,383        82,535       123,630

                                                                                           NINE MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,                SEPTEMBER 30,
                                              --------------------------------------    ------------------------
                                                 1994          1995          1996          1996          1997
                                              ----------    ----------    ----------    ----------    ----------
OPERATING DATA (IN THOUSANDS):
EBITDA.....................................   $  131,901    $  159,981    $  205,079    $  162,869    $  216,548
Adjusted EBITDA............................      (22,042)       16,047        30,117        32,392        47,688
Net cash provided by operating
  activities...............................      161,998       112,718       196,491       131,327       137,901
COMPANY-OWNED STORES DATA (U.S.):
Average number of vehicles operated........       33,366        29,855        38,952        39,352        48,682
Number of rental transactions..............    1,801,583     1,777,630     2,409,821     1,821,238     2,229,328
Average revenue per transaction............   $      166    $      175    $      181    $      184    $      194
Monthly average revenue per vehicle........   $      748    $      869    $      931    $      944    $      985
VEHICLE LEASING DATA (U.S.):
Average number of vehicles leased..........       14,130        10,823         7,801         8,140         6,774
Average monthly lease revenue per unit.....   $      336    $      364    $      408    $      406    $      434

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA OF THRIFTY

                                                                                            NINE MONTHS ENDED
                                                         YEARS ENDED DECEMBER 31,             SEPTEMBER 30,
                                                     ---------------------------------    ---------------------
                                                       1994        1995        1996         1996         1997
                                                     --------    --------    ---------    ---------    --------
STATEMENT OF OPERATIONS (IN THOUSANDS):
Revenues:
  Vehicle rentals.................................   $ 60,388    $ 61,241    $  60,524    $  47,841    $ 50,309
  Vehicle leasing.................................    114,951     117,769      111,969       86,649      98,318
  Fees and services...............................     29,548      28,950       27,730       21,569      21,215
  Other...........................................      6,522       4,768        4,714        3,768       4,595
                                                     --------    --------    ---------    ---------    --------
      Total revenues..............................    211,409     212,728      204,937      159,827     174,437
Costs and expenses:
  Direct vehicle and operating....................     29,335      32,270       33,242       27,204      28,317
  Vehicle depreciation, net.......................     87,739      85,287       82,592       64,064      80,724
  Selling, general and administrative.............     51,530      52,102       50,260       37,245      37,917
  Interest expense, net...........................     29,609      30,754       26,449       20,517      22,392
  Amortization of cost in excess of net assets
    acquired......................................      5,900       5,900        3,473        3,211         781
  Intangible asset impairment losses..............         --          --      157,758      155,000          --
                                                     --------    --------    ---------    ---------    --------
      Total costs and expenses....................    204,113     206,313      353,774      307,241     170,131
                                                     --------    --------    ---------    ---------    --------
Earnings (loss) before income taxes...............      7,296       6,415     (148,837)    (147,414)      4,306
Income tax expense................................      6,102       6,387        7,338        6,401       3,058
                                                     --------    --------    ---------    ---------    --------
Net earnings (loss)(a)............................   $  1,194    $     28    $(156,175)   $(153,815)   $  1,248
                                                     =========   =========   =========    =========    =========

                                                            AS OF DECEMBER 31,             AS OF SEPTEMBER 30,
                                                     ---------------------------------    ---------------------
                                                       1994        1995        1996         1996         1997
                                                     --------    --------    ---------    ---------    --------
BALANCE SHEET DATA (IN THOUSANDS):
Revenue-earning vehicles, net.....................   $425,345    $382,137    $ 430,277    $ 486,392    $566,678
Total assets......................................    772,075     837,317      676,370      704,333     732,017
Total debt........................................    447,273     520,142      527,843      548,513     587,711
Stockholder's equity..............................    257,670     257,756       96,159      103,815      97,288

                                                                                            NINE MONTHS ENDED
                                                         YEARS ENDED DECEMBER 31,             SEPTEMBER 30,
                                                     ---------------------------------    ---------------------
                                                       1994        1995        1996         1996         1997
                                                     --------    --------    ---------    ---------    --------
OPERATING DATA (IN THOUSANDS):
EBITDA(a).........................................   $133,431    $130,385    $ (33,491)   $ (57,499)   $110,323
Adjusted EBITDA(a)................................     13,034       8,662     (143,252)    (142,404)      6,595
Net cash provided by operating activities.........    113,518      62,053      108,052       90,057      81,647
COMPANY-OWNED STORES DATA (U.S. AND CANADA):
Average number of vehicles operated...............      6,717       6,391        6,085        6,343       6,421
Number of rental transactions.....................    428,493     418,981      407,448      316,063     325,641
Average revenue per transaction...................   $    141    $    146    $     149    $     151    $    155
Monthly average revenue per vehicle...............   $    749    $    799    $     829    $     838    $    871
VEHICLE LEASING DATA (U.S. AND CANADA):
Average number of vehicles leased.................     26,942      23,550       22,782       23,294      26,384
Average monthly lease revenue per unit............   $    356    $    417    $     409    $     413    $    414

-------------------------
(a) Management believes it is important to note that net earnings, EBITDA and Adjusted EBITDA for the year ended December 31, 1996 and the nine months ended September 30, 1996 include intangible asset impairment losses of $157,758,000 and $155,000,000, respectively, related to Chrysler's decision in 1996 to dispose of Thrifty as a non-core asset ($155,000,000) and an impairment loss related to Thrifty Canada, Ltd. ($2,758,000).

                     CONTINUING RELATIONSHIP WITH CHRYSLER

     The Company is currently a wholly owned subsidiary of Chrysler. After the Offering, Chrysler will own no shares in the Company. Chrysler will, however, have certain continuing financial and commercial arrangements with Dollar Thrifty Group.

VEHICLE SUPPLY

     Chrysler will continue to provide vehicles to Dollar and Thrifty under vehicle supply agreements extending through July 2001. The principal terms of those agreements were established for the 1997 model year and will continue for the duration of the agreements. The Dollar Thrifty Group was Chrysler's largest customer for the 1997 model year. Under its residual value program, Chrysler guarantees the aggregate resale value of specified vehicles purchased from it.

     Chrysler has the sole discretion to set the specific terms and conditions of its residual value program for a model year. It has agreed in the vehicle supply agreements, however, to offer programs to Dollar and Thrifty that, taken as a whole, are competitive with a residual value program Ford Motor Company or General Motors Corporation is then making generally available to domestic vehicle rental companies. Chrysler has also agreed to make various promotional payments during the term of the vehicle supply agreements. Dollar and Thrifty are required during this period to advertise Chrysler vehicles exclusively. See "Business -- Fleet Acquisition and Management -- Vehicle Supply."

CREDIT SUPPORT

     As part of the Financing Plan, Chrysler will provide credit support for the Group's fleet financing in the form of a letter of credit facility. The credit support will start at $50 million, but will be reduced to the extent the Company receives more than $10 million in net proceeds from the exercise of the over-allotment option. If those proceeds are $60 million or more, Chrysler's credit support would be eliminated. The amount of any Chrysler credit support in effect after the over-allotment option has been exercised or has expired unexercised is referred to as the "Initial Support Amount."

     The Initial Support Amount will decline annually, beginning September 30, 1999, by the greater of 20% of the Initial Support Amount and 50% of the Group's excess cash flow. The Company may need to replace reductions in the Initial Support Amount with cash from operations or with borrowings or letters of credit under the Revolving Credit Facility. The Company has agreed to nominate a person designated by Chrysler as a director of the Company so long as Chrysler is providing any credit support to the Group. In addition, as part of the Financing Plan, Chrysler Financial Corporation, Chrysler's finance subsidiary, will receive repayment from the Group of vehicle debt in the amount of approximately $827 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Financing Plan."

INSURANCE AND OTHER MATTERS

     Chrysler Insurance Corporation, a Chrysler subsidiary, provides automobile liability insurance to the Group above self-insured retentions and quota share retentions. Those retentions are secured by surety bonds that are guaranteed by Chrysler. Chrysler Insurance Corporation also provides other surety bonds, guaranteed by Chrysler, to secure various obligations of the Group, including obligations under airport concession agreements. As part of the Financing Plan, these surety bonds and Chrysler guarantees will be replaced by new bonds or letters of credit issued by third parties unaffiliated with Chrysler. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Financing Plan." Chrysler and the Company have entered into a tax sharing agreement relating to periods during which members of the Group were subsidiaries of Chrysler. Various intercompany accounts between Chrysler and the Group also will be settled upon completion of the Offering. See "Unaudited Pro Forma Consolidated Financial Statements."

     For additional information about the Group's relationship with Chrysler, see "Risk Factors -- Dependence on Chrysler" and "Continuing Relationship with Chrysler."

                                  RISK FACTORS

     You should carefully consider the following factors and other information in this Prospectus before deciding to invest in the shares.

ECONOMIC CONDITIONS

     Dollar Thrifty Group's results of operations are affected by general economic conditions in the United States and Canada and by other factors that may be beyond its control. These factors include financing costs, competitive conditions in the vehicle rental industry and regulatory developments. A decline in general economic activity has historically led to a decline in both business and leisure travel and to lower demand for rental vehicles. Changes in the level of discretionary travel particularly affect Dollar's results because a high proportion of its customers are discretionary travelers, including leisure and other travelers who pay their own expenses.

     There have also been periods of significant overcapacity in the vehicle rental industry, such as during the 1990 to 1992 recession, when vehicle rental companies lowered their rental rates. When their principal competitors have lowered their rental rates, Dollar, Thrifty and their respective franchisees have followed. Future reductions in rental rates could adversely affect Dollar Thrifty Group's results of operations.

     A downturn in economic conditions also could reduce the amounts the Group realizes when it sells vehicles that are not covered by an automotive manufacturer's residual value program. A significant downturn in economic activity could also cause franchisees to have financial difficulties. This could result in less fee revenue from franchisees and higher levels of bad debts.

HIGHLY COMPETITIVE NATURE OF VEHICLE RENTAL INDUSTRY

     There is intense competition in the vehicle rental industry, particularly with respect to price and service. Dollar, Thrifty and their franchisees compete against national, regional and local vehicle rental companies. Dollar, Thrifty and their franchisees have followed their principal competitors when they have reduced their rental rates and generally have been unable to raise rates unilaterally. A significant increase in industry capacity or reduction in overall demand would adversely affect the ability of Dollar, Thrifty and their franchisees to maintain or increase their rates. This would adversely affect Dollar Thrifty Group's results of operations.

     Dollar's and Thrifty's principal competitors have larger market shares and rental volumes, greater financial resources and more sophisticated information systems. This may place Dollar, Thrifty and their franchisees at a disadvantage in responding to the offerings of their competitors, to substantial changes in rental customer preferences or governmental regulation and to adverse economic conditions. Dollar, Thrifty and their franchisees are also particularly dependent on discretionary travelers. They are, therefore, more susceptible to the impact of poor economic conditions than their competitors with a more balanced mix of business.

HISTORICAL LOSSES

     In the first nine months of 1997, the Group had net earnings of $24.2 million; however, it had net losses in each of the prior three years. The Group had a net loss of $147.3 million in 1996, $30,000 in 1995 and $50.7 million in 1994. The 1996 loss reflected an intangible asset impairment loss of $155.0 million in connection with Chrysler's determination to dispose of Thrifty as a non-core operation. Excluding the effect of that loss and an intangible asset impairment loss related to Thrifty Canada Ltd. of $2.8 million, the Group would have had a net profit of $10.5 million in 1996. The 1994 net loss included a loss on the sale of Snappy Car Rental, Inc. and reversal of a related restructuring reserve. Excluding the effects of those items, the 1994 net loss would have been $20.5 million.

SUBSTANTIAL DEBT; INTEREST RATE RISK

     AMOUNT OF DEBT

     Dollar Thrifty Group will continue to have substantial debt and debt service requirements after the Offering and implementation of the Financing Plan. As of September 30, 1997, Dollar Thrifty Group's total consolidated debt was $1.54 billion. Of this amount, $1.52 billion was secured debt for the purchase of vehicles and the balance was secured debt that did not relate to the purchase of vehicles. The Company's ratio of debt to total capitalization was 76% at the end of 1994, 77% at the end of 1995, 87% at the end of 1996 and 88% at September 30, 1997. Dollar had $33.2 million and Thrifty had $75.1 million available for borrowing under their credit facilities to finance the purchase of fleet vehicles as of September 30, 1997. Vehicle rental companies typically incur substantial debt to finance the ongoing turnover in their fleets.

     Following the Offering, Dollar Thrifty Group will have total secured debt of approximately $1.42 billion and have scheduled annual principal payments of approximately $271.0 million in 1998, $48.1 million in 1999, $280.0 million in 2000 and $160.7 million in 2001. In addition, Chrysler's credit support will decline annually, beginning September 30, 1999, by at least 20% of the Initial Support Amount. The Company may need to replace reductions in the Initial Support Amount with cash from operations or with borrowings or letters of credit under the Revolving Credit Facility.

     Dollar Thrifty Group intends to use cash generated from operations for debt service and, subject to restrictions under its debt instruments, to make capital investments. The Company has historically repaid its debt and funded its capital investments (aside from growth in its rental fleet) with cash provided from operations and from the sale of vehicles. The Company has funded growth in its vehicle rental fleet by incurring additional debt. The Group expects to incur additional debt from time to time to the extent permitted under the terms of its debt instruments.

     CONSEQUENCES OF DEBT

     Dollar Thrifty Group's substantial level of debt has important consequences. Those consequences include:

          - the Group's ability to borrow additional amounts for working capital, capital expenditures or other purposes will be limited;

          - a substantial portion of the Group's cash flow from operations is required to make debt service payments;

          - the Group will be exposed to increases in interest rates because a substantial portion of its debt bears interest at floating rates; and

          - the Group's leverage could limit its flexibility to react to changes in general economic conditions, competitive pressures and adverse changes in government regulation and its ability to capitalize on significant business opportunities.

The Company's Revolving Credit Facility will contain various covenants that will restrict its ability to pay dividends and to engage in various transactions. See "Description of Certain Indebtedness."

     Dollar Thrifty Group will have to sustain the improved level of operating results and cash flow it achieved in the first nine months of 1997 to meet its debt service obligations using operating cash flow and to comply with its debt covenants. It is not certain whether the Group will be able to do so. Its results depend significantly on factors, including prevailing economic and competitive conditions, that are beyond its control. If Dollar Thrifty Group is unable to meet its debt service obligations or comply with its covenants, there would be a default under the Revolving Credit Facility. To avoid a default, the Company may need waivers from third parties, which might not be granted.

     INTEREST RATE RISK

     Dollar Thrifty Group's results of operations depend significantly on prevailing levels of interest rates because of the large amount of debt it incurs to purchase vehicles. In addition, the Group will be exposed to increases in interest rates because a substantial portion of its debt bears interest at floating rates. The Company estimates that, in 1998, approximately 30% of its average debt will bear interest at floating rates. The amount of Group's financing costs affects the amount Dollar, Thrifty and their franchisees must charge their customers to be profitable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 8 of Notes to Consolidated Financial Statements.

COST OF VEHICLES

     The average prices of new vehicles have historically increased from year to year. However, automotive manufacturers have offered sales incentive programs that have partly offset the impact of those price increases on vehicle rental companies, including Dollar and Thrifty. Sales incentives might not continue to be available or might be available on less favorable terms, in which case Dollar Thrifty Group's operating results could be materially adversely affected.

MARKET RISK ON VEHICLE DISPOSITION

     As of September 30, 1997, Dollar Thrifty Group was subject to "residual value risk" on approximately 22% of its fleet, with a book value of $292.1 million. Residual value risk is the risk that a vehicle's market value at the time it is sold will be less than its depreciated value. Automotive manufacturers' residual value programs limit the Group's residual value risk for the remaining approximately 78% of its fleet. Under these programs, the manufacturer either guarantees the aggregate depreciated value upon resale of covered vehicles of a given model year, as is generally the case under Chrysler's program, or agrees to repurchase vehicles at specified prices during established repurchase periods. In either case, the manufacturer's obligation is subject to certain conditions relating to the vehicle's age, physical condition and mileage.

     Vehicles purchased by vehicle rental companies under these programs are referred to in this Prospectus as "Program Vehicles." Vehicles not purchased under these programs and for which vehicle rental companies therefore bear residual value risk are referred to in this Prospectus as "Non-Program Vehicles." The Company believes that a majority of vehicles owned by other U.S. vehicle rental companies are Program Vehicles.

     Residual value programs enable Dollar and Thrifty to determine their depreciation expense on Program Vehicles in advance. Vehicle depreciation is the largest single cost element in Dollar's and Thrifty's operations. The percentage of Dollar's and Thrifty's vehicle rental fleets benefiting from residual value programs could decrease if the automotive manufacturers changed the size or terms of these programs. In that event, Dollar and Thrifty would have increased residual value risk that could be material to their results of operations and could adversely affect their ability to finance their fleets.

     Because it is difficult to predict future vehicle resale values, Dollar and Thrifty may not be able to manage effectively the residual value risk on their Non-Program Vehicles. Thrifty's results for the first nine months of 1997 were adversely affected by lower than anticipated residual values. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Nine Months Ended September 30, 1997 Compared with Nine Months Ended September 30, 1996." The residual value of Non-Program Vehicles depends on such factors as the general level of pricing in the automotive industry for both new and used vehicles. Prices for used vehicles generally decrease if the automotive manufacturers increase the retail sales incentives they offer on new vehicles. The Company cannot predict the level of retail sales incentives Chrysler or the other automotive manufacturers will offer in the future.

     Dollar and Thrifty have received substantial payments under residual value programs over the past several years. See Note 5 of Notes to Consolidated Financial Statements.

AVAILABILITY OF FINANCING; IMPLEMENTATION OF FINANCING PLAN

     Dollar Thrifty Group depends heavily on third-party financing to purchase fleet vehicles. Accordingly, continued availability of fleet financing on favorable terms is important to the Group's results of operations. As of September 30, 1997, more than 75% of Dollar Thrifty Group's fleet debt related to the purchase of Program Vehicles. This fleet debt was secured by the obligations of automotive manufacturers under residual value programs. As a result, a significant change in the size or terms of those programs or in the credit standing of the manufacturers could materially adversely affect the Group's ability to obtain fleet financing on favorable terms. The Group would be particularly affected by any decline in Chrysler's credit standing since most of the Group's indebtedness relates to Chrysler Program Vehicles. The inability of the Group to obtain and maintain fleet financing on favorable terms would have a material adverse effect on the Group.

     It is particularly important that the Group successfully implement the Financing Plan. The components of the Financing Plan, except for the Commercial Paper Program and the related Liquidity Facility, will be consummated concurrently with the completion of the Offering. The proceeds from the Commercial Paper Program will be used to finance the Group's summer peak vehicle fleet needs and to repay outstanding medium term notes that begin to amortize in September 1998.

     The Company expects to implement the Commercial Paper Program in the first quarter of 1998. It has an underwritten financing commitment for the Liquidity Facility from Credit Suisse First Boston (and its affiliates) and The Chase Manhattan Bank and it can use Program Vehicles as collateral for the commercial paper. The Company's ability to implement the Commercial Paper Program will depend on its reaching agreement on the relevant documentation and receiving required ratings by certain debt rating agencies. There can be no assurance that the Company will be able to implement the Commercial Paper Program or, if it is unable to do so, to arrange alternative financing on acceptable terms. The failure of the Company to implement the Commercial Paper Program or to obtain alternative financing would materially adversely affect the Group's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Financing Plan."

DEPENDENCE ON CHRYSLER

     Chrysler is Dollar's and Thrifty's principal supplier of vehicles. While the number of vehicles purchased from Chrysler varies from year to year, in the 1997 model year approximately 97% of Dollar Thrifty Group's U.S. vehicle purchases were Chrysler vehicles. Dollar and Thrifty have agreed in vehicle supply agreements extending through July 2001 to buy at least 80% of their annual fleet requirements from Chrysler until certain annual minimum levels are reached. If Chrysler were unable to supply sufficient vehicles or these agreements were not extended, vehicles might not be available from other automotive manufacturers in sufficient quantities and on competitive prices and terms. In that event, Dollar or Thrifty might have to purchase vehicles at higher prices or on less favorable terms than its competitors and might not be able to pass the increased costs on to customers and franchisees. See "Business -- Fleet Acquisition and Management -- Vehicle Supply." The Group would also be adversely affected if customer satisfaction with Chrysler products declined significantly.

     Given the volume of vehicles Dollar Thrifty Group purchases from Chrysler, shifting large portions of its fleet purchases to other manufacturers would require significant lead time and various operational changes. In addition, other automotive manufacturers might be unwilling to enter into supply agreements with Dollar or Thrifty because they have supply agreements with some of Dollar's and Thrifty's competitors.

     If Dollar or Thrifty does not purchase a sufficient volume of Program Vehicles from Chrysler or otherwise comply with the provisions of its vehicle supply agreement, it would not be entitled to certain promotional payments from Chrysler and its agreement could be terminated by Chrysler. The minimum aggregate volumes of Program Vehicles to be purchased under the agreements range from 50,742 in the 1997 model year to 58,756 in the 2001 model year. Dollar and Thrifty purchased an aggregate of 83,301 Program Vehicles from Chrysler in the 1997 model year. The level of Chrysler promotional payments has been material to the Group's results of operations. The loss or interruption of, or reductions in, these payments could have a material adverse effect on the Group. See Note 5 of Notes to Consolidated Financial Statements.

     Chrysler will provide Dollar Thrifty Group with certain credit support in connection with the Financing Plan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Financing Plan" and "Description of Certain Indebtedness."

     There are various intercompany agreements and arrangements between members of Dollar Thrifty Group and Chrysler and its subsidiaries. See "Continuing Relationship with Chrysler." It is not certain that the products, services and other benefits that Chrysler and its subsidiaries currently provide to or purchase from the members of the Group could be replaced and maintained on favorable terms, if at all.

DOLLAR'S DEPENDENCE ON LEISURE MARKET AND TOUR OPERATORS

     Dollar Thrifty Group's results of operations depend heavily on Dollar's continuing success in the leisure vehicle rental market, particularly with respect to foreign tour operators with which it has significant relationships. Both Dollar's and Thrifty's results also depend heavily on the overall level of discretionary travel in the United States and Canada since they rent vehicles mainly to discretionary travelers.

     Dollar derived approximately 80% of its rental revenue in 1996 from operations in Florida, California, Hawaii and Nevada, states with a high volume of leisure travelers. Dollar estimates that it derived approximately 28% of its rental revenue in 1996 from customers of foreign tour operators and approximately 8% from customers of domestic tour operators.

     Reduced levels of discretionary spending resulting from an economic decline in the United States, Canada or those foreign countries, particularly the United Kingdom, where a majority of Dollar's tour operators' customers reside, would adversely affect the Company. The Company would also be adversely affected if Dollar were unable to maintain its relationships with tour operators or if there were a decline in the level of its tour customer rentals. Such a decline could result from events reducing the appeal of the leisure destinations served by Dollar and, in the case of tourists from the United Kingdom, from changes in the value of the British pound.

DEPENDENCE ON AIR TRAVEL INDUSTRY

     A substantial portion of the Group's revenues are derived from vehicle rentals at company-owned stores at or near airports and franchise fees and other payments from franchised locations at or near airports. The Company estimates that approximately 90% of vehicle rental revenues from Dollar's and Thrifty's company-owned stores in 1996 were generated at locations at or near airports. Significant airfare increases could result in reduced air travel. Any event that significantly disrupts or reduces air travel could have a material adverse effect on the Group's results of operations.

SEASONALITY

     The third quarter, during the peak summer travel months, has historically been the strongest quarter of the year in terms of the numbers of vehicle rentals, rental rates and Group profitability. Travel disruptions during the summer period could have a material adverse effect on Dollar Thrifty Group.

AVAILABILITY AND PRICE OF FUEL

     Dollar's and Thrifty's operations would be materially adversely affected if fuel supplies were limited, mandatory allocations or rationing of fuel were imposed or fuel prices increased significantly.

REGULATION OF LOSS DAMAGE WAIVERS AND SUPPLEMENTAL LIABILITY INSURANCE

     Sales of loss damage waivers and supplemental liability insurance have been important sources of revenues for the vehicle rental industry. Under loss damage waivers, the rental company agrees to relieve a customer from financial responsibility for vehicle damage. Supplemental liability insurance covers customers for third party personal injury, death and property damage claims resulting from accidents. Many states regulate the sale of loss damage waivers, supplemental liability insurance or both. Adoption of national or additional state legislation affecting or limiting the sale of these products could result in a reduction in or loss of these sources of revenues. In addition, limitations on customers' liability to vehicle rental companies could increase costs to Dollar, Thrifty and their franchisees. The Group's revenue from the sale of loss damage waivers was approximately 10% of its total revenue in both 1996 and the nine months ended September 30, 1997. The Group's revenue from the sale of supplemental liability insurance was approximately 4.5% of its total revenue in both 1996 and the nine months ended September 30, 1997.

UNINSURED LIABILITY RISK

     Dollar and Thrifty are exposed to claims for personal injury, death and property damage resulting from accidents involving their rental customers. Thrifty self-insures for that risk up to $500,000 per occurrence. Thrifty also has a quota sharing arrangement with an unaffiliated carrier under which Thrifty pays 15% of the portion of any loss between $500,000 and $2 million. Thrifty also has liability coverage of up to $7.5 million per occurrence. Dollar self-insures for personal injury, death and property damage up to $1 million per occurrence and maintains liability coverage up to $7.5 million per occurrence. For claims arising before completion of the Offering, both Dollar and Thrifty have additional insurance above their respective self-insured retention and insurance coverage levels under a policy issued to Chrysler by unaffiliated carriers.

     Dollar and Thrifty have obtained or are in the process of obtaining insurance that would be effective upon completion of the Offering of certain amounts in excess of their respective self-insured retention levels and coverages. Dollar or Thrifty may have uninsured liabilities above historical levels and could also have liabilities for existing or future claims exceeding their insurance coverage. Dollar or Thrifty may not have sufficient capital available to pay uninsured claims. In addition, they may not be able to maintain insurance on economically reasonable terms.

REGULATORY AND ENVIRONMENTAL MATTERS

     Various federal, state, local and foreign laws and regulations affect Dollar's and Thrifty's operations. Some relate to selling loss damage waivers and supplemental liability insurance, vicarious liability of vehicle owners (where the owner of a vehicle is responsible for accidents of the driver) and consumer protection. Others relate to advertising, sales of used vehicles, the taxing and licensing of vehicles, franchising operations and sales, and environmental protection and cleanup. Compliance with current and future laws and regulations could require material expenditures or otherwise materially adversely affect the Group's results of operations or financial condition.

     Dollar and Thrifty have made, and will continue to make, expenditures to comply with environmental laws and regulations. Expenditures relate to the investigation or cleanup of contamination at their respective owned and leased properties, as well as contamination at other locations where their respective wastes have reportedly been identified. Spills or releases involving underground petroleum storage tank systems used in Dollar's and Thrifty's operations could result in operational interruptions and expenditures that could materially adversely affect the Group.

LACK OF PUBLIC MARKET FOR COMMON STOCK; DETERMINATION OF PUBLIC OFFERING PRICE

     There has not been a public market for the shares. The common stock has been approved for listing on the New York Stock Exchange. The Company does not know the extent to which investor interest in the Company will lead to development of a trading market or how liquid that market might be. The initial public offering price for the shares was determined through negotiations among Chrysler, the Company, the U.S. Underwriters and the Managers. Investors may not be able to resell their shares at or above the initial public offering price. See "Underwriting."

DILUTION

     The initial public offering price per share exceeds the net tangible book value per share. Accordingly, the purchasers of shares sold in the Offering will experience immediate and substantial dilution (approximately $18.11 per share) in their investment. See "Dilution."

                                USE OF PROCEEDS

     The Company estimates that it will receive net proceeds from the sale of shares in the Offering of approximately $45.9 million, after deduction of underwriting discounts and commissions and expenses payable by the Company, estimated at $2.5 million. The Company expects to use these estimated proceeds to provide collateral for fleet financing, as part of the Financing Plan. The Company estimates that it will receive additional net proceeds of up to $65.4 million if the U.S. Underwriters and the Managers exercise the option granted to them in connection with the Offering to purchase additional shares from the Company to cover over-allotments. The Company would use the additional estimated proceeds for general corporate purposes. Those purposes include providing collateral for the Group's vehicle fleet financings that could reduce or possibly eliminate Chrysler's credit support. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Financing Plan."

                                DIVIDEND POLICY

     As the Company currently intends to retain any future earnings to fund the development and growth of its business, it does not anticipate declaring and paying cash dividends on the common stock in the near term. The decision whether to use legally available funds to pay dividends on the common stock will be made by the Company's Board of Directors from time to time in the exercise of its business judgment. The Board will take into account such matters as the Company's results of operations and financial condition and any then-existing or proposed commitments for the use by the Company of available funds.

     The Revolving Credit Facility and other debt instruments of the Company will restrict its ability to pay cash dividends on the common stock. The Company may also enter into additional loan or other agreements or issue debt securities or preferred shares with this type of restriction. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Certain Indebtedness."

                                    DILUTION

     As of September 30, 1997, Dollar Thrifty Group had a net tangible book value of approximately $.39 per share. "Net tangible book value" per share represents net tangible assets (total assets less liabilities and net intangible assets) of the Group on a consolidated basis, divided by the total number of shares outstanding before the Offering. Without taking into account any changes in net tangible book value after September 30, 1997, other than to give effect to the Offering and the application of the estimated net proceeds therefrom (at the public offering price of $20.50 per share), the pro forma net tangible book value of the common stock as of September 30, 1997 would have been approximately $53,688,000, or $2.39 per share. The following table shows the effect of the Offering as if it had occurred at September 30, 1997 and illustrates the immediate increase in net tangible book value of $2.00 per share and an immediate dilution of $18.11 per share to new investors:

Public offering price per share..............................................            $20.50
Net tangible book value per share as of September 30, 1997...................   $ .39
Increase in net tangible book value per share attributable to the Offering...   $2.00
                                                                                -----
Pro forma net tangible book value per share as of September 30, 1997 after
  giving effect to the Offering..............................................            $ 2.39
                                                                                         ------
Immediate dilution per share to new investors in the Offering................            $18.11
                                                                                         ======

     The calculation in the table above excludes 3,375,000 shares issuable upon exercise of the over-allotment option and 2,250,000 shares (plus up to an additional 337,500 shares if the over-allotment option is exercised) reserved for issuance under the Company's long-term incentive plan. See "Management -- Executive Compensation -- Long-Term Incentive Plan."

                                 CAPITALIZATION

     The following table sets forth the capitalization of Dollar Thrifty Group as of September 30, 1997 and as adjusted to reflect implementation of the Financing Plan (except for the Commercial Paper Program), the settlement of certain intercompany accounts between Dollar Thrifty Group and Chrysler and the repayment of certain non-vehicle debt. This table should be read in conjunction with the consolidated financial statements of Dollar Thrifty Group included elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                                                    AS OF SEPTEMBER 30, 1997
                                                                    -------------------------
                                                                                   PRO FORMA
                                                                      ACTUAL      AS ADJUSTED
                                                                    ----------    -----------
                                                                    (IN THOUSANDS)
Vehicle debt:
  Asset backed notes.............................................   $  491,160    $ 1,391,160
  Vehicle line of credit with Chrysler Financial Corporation.....      954,636          5,030
  Other vehicle obligations......................................       74,013         74,013
                                                                    ----------    -----------
       Total vehicle debt........................................   $1,519,809    $ 1,470,203
Non-vehicle debt.................................................       22,933            600
                                                                    ----------    -----------
       Total debt (a)............................................   $1,542,742    $ 1,470,803
Stockholder's equity:
  Preferred stock, $.01 par value, 10,000,000 shares authorized;
     none issued.................................................           --             --
  Common stock, $.01 par value, 50,000,000 shares authorized;
     20,000,000
     issued and outstanding actual and 22,500,000 as adjusted
     (b).........................................................   $      200    $       225
Additional paid-in capital (b)...................................      628,915        674,790
Accumulated deficit..............................................     (421,129)      (425,429)
                                                                    ----------    -----------
       Total stockholders' equity................................      207,986        249,586
                                                                    ----------    -----------
            Total capitalization.................................   $1,750,728    $ 1,720,389
                                                                     =========      =========

-------------------------

(a) The Company has obtained from Credit Suisse First Boston (and its affiliates) and The Chase Manhattan Bank underwritten financing commitments relating to the Revolving Credit Facility and the Liquidity Facility.

(b) Excludes 3,375,000 shares issuable upon exercise of the over-allotment option and 2,250,000 shares (plus up to an additional 337,500 shares if the over-allotment option is exercised) reserved for issuance under the Company's long-term incentive plan. See "Management -- Executive Compensation -- Long-Term Incentive Plan."

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     Set forth below are the unaudited pro forma consolidated financial statements of Dollar Thrifty Group as of September 30, 1997 and for the year ended December 31, 1996 and nine months ended September 30, 1997. They give effect to two sets of transaction adjustments as if they had occurred on January 1 of the earliest period presented. The unaudited pro forma consolidated financial statements and accompanying notes should be read together with the Consolidated Financial Statements included elsewhere in this Prospectus.

     The two sets of adjustments are as follows:

     I. Pro forma separation adjustments to reflect:

        - Settlement of certain intercompany accounts between Dollar Thrifty Group and Chrysler;

        - Establishment of expenses of the Company for certain items currently paid by Chrysler; and

        - Additional costs associated with the Company's being an independent publicly held company.

     II. Offering and Financing Plan adjustments to reflect:

        - Offering by the Company of shares covered by this Prospectus without reflecting any additional proceeds that would be received if the U.S. Underwriters and Managers exercised their over-allotment option;

        - Replacement of bonds and bond guarantees currently provided by Chrysler; and

        - Refinancing of the Company's vehicles (except shuttle buses), currently financed by Chrysler Financial Corporation and by asset backed notes, to include:

           (a) the New Medium Term Notes;

           (b) the Commercial Paper Program and the Liquidity Facility;

           (c) the Chrysler Credit Support Agreement; and

           (d) the Revolving Credit Facility.

     The Company believes that the accounting treatment used to reflect these transactions provides a reasonable basis on which to present this unaudited pro forma financial data. The pro forma consolidated balance sheet and the pro forma consolidated statements of operations are unaudited and were derived by adjusting the historical financial statements of the Company. THE COMPANY IS PROVIDING UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS FOR INFORMATIONAL PURPOSES ONLY. THEY SHOULD NOT BE CONSTRUED AS INDICATIVE OF THE COMPANY'S CONSOLIDATED FINANCIAL POSITION OR RESULTS OF OPERATIONS HAD THE TRANSACTIONS BEEN CONSUMMATED ON THE DATES ASSUMED. MOREOVER, THEY DO NOT PROJECT THE COMPANY'S CONSOLIDATED FINANCIAL POSITION OR RESULTS OF OPERATIONS FOR ANY FUTURE DATE OR PERIOD.

                              DOLLAR THRIFTY GROUP

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)
                               SEPTEMBER 30, 1997

                                                                                 OFFERING
                                                                                    AND
                                                  PRO FORMA                      FINANCING
                                                 SEPARATION           AS           PLAN           PRO FORMA
                                     ACTUAL      ADJUSTMENTS       ADJUSTED     ADJUSTMENTS      AS ADJUSTED
                                   ----------    -----------      ----------    -----------      -----------
ASSETS
Cash and cash equivalents.......   $    5,164     $  49,045(1)    $   51,209     $  (9,606)(5)   $     3,620
                                                     (3,000)(2)                    (15,650)(6)
                                                                                   (22,333)(7)
Restricted cash and
  investments...................       28,487            --           28,487       945,900(5)         34,387
                                                                                  (940,000)(5)
Accounts and notes receivable,
  net...........................       83,667            --           83,667            --            83,667
Due from Parent.................       75,243       (49,045)(1)       26,198            --            26,198
Prepaid expenses and other
  assets........................       25,450         3,000(2)        28,450        15,650(6)         44,100
Revenue earning vehicles, net...    1,500,864            --        1,500,864            --         1,500,864
Property and equipment, net.....       59,907            --           59,907            --            59,907
Intangible assets, net..........      200,198       (22,400)(3)      177,798            --           177,798
                                   ----------    -----------      ----------    -----------      -----------
                                   $1,978,980     $ (22,400)      $1,956,580     $ (26,039)      $ 1,930,541
                                    =========     =========        =========     =========         =========
LIABILITIES AND STOCKHOLDER'S
  EQUITY
Liabilities:
  Accounts payable..............   $   40,812            --       $   40,812            --       $    40,812
  Accrued liabilities...........       88,600            --           88,600            --            88,600
  Income taxes payable..........        9,635            --            9,635            --             9,635
  Public liability and property
     damage.....................       73,967            --           73,967            --            73,967
  Debt and other obligations....    1,542,742            --        1,542,742     $ (22,333)(7)     1,470,803
                                                                                   900,000(5)
                                                                                  (949,606)(5)
  Deferred income taxes.........       15,238     $   4,300(4)        (2,862)           --            (2,862)
                                                    (22,400)(3)
                                   ----------    -----------      ----------    -----------      -----------
       Total liabilities........    1,770,994       (18,100)       1,752,894       (71,939)        1,680,955
Stockholder's equity:
  Preferred stock...............           --            --               --            --                --
  Common stock..................          200            --              200            25(5)            225
  Additional capital............      628,915            --          628,915        45,875(5)        674,790
  Accumulated deficit...........     (421,129)       (4,300)(4)     (425,429)           --          (425,429)
                                   ----------    -----------      ----------    -----------      -----------
                                      207,986        (4,300)         203,686        45,900           249,586
                                   ----------    -----------      ----------    -----------      -----------
                                   $1,978,980     $ (22,400)      $1,956,580     $ (26,039)      $ 1,930,541
                                    =========     =========        =========     =========         =========

      See notes to unaudited pro forma consolidated financial statements.

                              DOLLAR THRIFTY GROUP
            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)
                          YEAR ENDED DECEMBER 31, 1996

                                                                            OFFERING AND
                                                PRO FORMA                    FINANCING
                                               SEPARATION          AS           PLAN           PRO FORMA
                                    ACTUAL     ADJUSTMENTS      ADJUSTED    ADJUSTMENTS       AS ADJUSTED
                                   ---------   -----------      ---------   ------------      -----------
REVENUES
  Vehicle rentals................  $ 495,598          --        $ 495,598           --         $ 495,598
  Vehicle leasing................    150,179          --          150,179           --           150,179
  Fees and services..............     50,475          --           50,475           --            50,475
  Other..........................      9,342          --            9,342           --             9,342
                                   ---------   -----------      ---------   ------------      -----------
       Total revenues............    705,594          --          705,594           --           705,594
COSTS AND EXPENSES
  Direct vehicle and operating...    245,895          --          245,895           --           245,895
  Vehicle depreciation, net......    213,143          --          213,143           --           213,143
  Selling, general and
     administrative..............    138,363     $ 1,338(8)       142,201     $  1,541(11)       143,875
                                                   2,500(9)                        133(12)
  Interest expense, net..........     72,868          --           72,868        3,116(13)        76,320
                                                                                   336(14)
  Amortization of cost in excess
     of net assets acquired......      8,169        (672)(3)        7,497           --             7,497
  Intangible asset impairment
     losses......................    157,758          --          157,758           --           157,758
                                   ---------   -----------      ---------   ------------      -----------
       Total costs and
          expenses...............    836,196       3,166          839,362        5,126           844,488
                                   ---------   -----------      ---------   ------------      -----------
LOSS BEFORE INCOME TAXES.........   (130,602)     (3,166)        (133,768)      (5,126)         (138,894)
INCOME TAX EXPENSE (BENEFIT).....     16,682        (299)(10)      16,383       (2,050)(10)       14,333
                                   ---------   -----------      ---------   ------------      -----------
NET LOSS(A)......................  $(147,284)    $(2,867)       $(150,151)    $ (3,076)        $(153,227)
                                    ========   =========         ========    =========         =========
Pro forma net loss per share.....                                                              $   (6.81)(15)
                                                                                               =========

-------------------------
(a) The pro forma as adjusted net loss for the year ended December 31, 1996 includes intangible asset impairment losses of $157,758,000, related to Chrysler's decision in 1996 to dispose of Thrifty as a non-core asset ($155,000,000) and an impairment loss related to Thrifty Canada, Ltd. ($2,758,000). The per share amount of the intangible asset impairment losses is also included in the pro forma net loss per share.

      See notes to unaudited pro forma consolidated financial statements.

                              DOLLAR THRIFTY GROUP

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)
                      NINE MONTHS ENDED SEPTEMBER 30, 1997

                                                                            OFFERING
                                                PRO FORMA                      AND
                                               SEPARATION          AS       FINANCING        PRO FORMA
                                     ACTUAL    ADJUSTMENTS      ADJUSTED   ADJUSTMENTS      AS ADJUSTED
                                    --------   -----------      --------   -----------      -----------
REVENUES
  Vehicle rentals.................  $481,954          --        $481,954          --         $ 481,954
  Vehicle leasing.................   124,783          --         124,783          --           124,783
  Fees and services...............    39,018          --          39,018          --            39,018
  Other...........................     7,127          --           7,127          --             7,127
                                    --------   -----------      --------   -----------      -----------
       Total revenues.............   652,882          --         652,882          --           652,882
COSTS AND EXPENSES
  Direct vehicle and operating....   219,058          --         219,058          --           219,058
  Vehicle depreciation, net.......   207,452          --         207,452          --           207,452
  Selling, general and
     administrative...............   111,554     $   260(8)      113,689     $ 1,464(11)       115,379
                                                   1,875(9)                      226(12)
  Interest expense, net...........    65,756          --          65,756       1,287(13)        68,115
                                                                               1,072(14)
  Amortization of cost in excess
     of net assets acquired.......     4,504        (504)(3)       4,000          --             4,000
                                    --------   -----------      --------   -----------      -----------
       Total costs and expenses...   608,324       1,631         609,955       4,049           614,004
                                    --------   -----------      --------   -----------      -----------
EARNINGS (LOSS) BEFORE INCOME
  TAXES...........................    44,558      (1,631)         42,927      (4,049)           38,878
INCOME TAX
  EXPENSE (BENEFIT)...............    20,338          51(10)      20,389      (1,822)(10)       18,567
                                    --------   -----------      --------   -----------      -----------
NET EARNINGS (LOSS)...............  $ 24,220     $(1,682)       $ 22,538     $(2,227)        $  20,311
                                    ========   =========        ========   =========         =========
Pro forma net earnings per
  share...........................                                                           $     .90(15)
                                                                                             =========

      See notes to unaudited pro forma consolidated financial statements.

                              DOLLAR THRIFTY GROUP

       NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

 (1) The Due from Parent amount includes intercompany advances to and loans and other amounts due from Chrysler pursuant to a consolidated cash management program and working capital line of credit. The unaudited pro forma balance sheet has been adjusted by $49,045,000 to reflect repayment of the advance by Chrysler.

 (2) To reflect payment of $3,000,000 with respect to insurance premiums and premium deposits for insurance coverages previously obtained through Chrysler.

 (3) To reflect the realization by the Company of pre-acquisition net operating loss carryforwards under the new tax sharing agreement with Chrysler. Realization is recorded by eliminating the related valuation allowance and offsetting original cost in excess of net assets acquired. Amortization of cost in excess of net assets acquired has also been reduced to reflect the reduction in this expense related to this adjustment.

 (4) Deferred income taxes reflect $4,300,000, which the Company will not realize under its new tax sharing arrangements with Chrysler.

 (5) To reflect:

     - $900,000,000 in proceeds from the issuance of the New Medium Term Notes as an increase in restricted cash to be used to refinance vehicles.

     - Assumed $45,900,000 in net proceeds from the Company's sale of shares in the Offering as an increase in restricted cash and equity.

     - $940,000,000 of restricted cash, together with $9,606,000 of other cash, to repay vehicle obligations to Chrysler Financial Corporation. (The amount to be repaid is expected to decrease to approximately $827,000,000 at the time the Offering is completed.)

 (6) To reflect $15,650,000 in fees associated with the refinancing of vehicle obligations, working capital, bonds and letter of credit obligations as an increase in deferred financing cost.

 (7) The Company has borrowings under bank working capital lines that would not have been borrowed if it had been an independent company. Debt and other obligations and cash and cash equivalents have been reduced by $22,333,000 to reflect the repayment of this debt.

 (8) To reflect the impact of obtaining separate excess liability insurance coverage, workers' compensation insurance coverage, directors and officers liability coverage and automobile insurance coverage currently provided by Chrysler at costs that do not reflect the costs of these coverages on an independent company basis. Actual charges for workers' compensation coverage during the year ended December 31, 1996 were below costs of coverage available on an independent company basis and actual charges for the nine months ended September 30, 1997 were above costs of coverage available on an independent company basis. This causes a variance in the related pro forma adjustments between periods.

 (9) To reflect the cost of certain executive management expenses currently paid by Chrysler (adjusted to reflect independent company expense levels) and to reflect the costs associated with being an independent public entity.

(10) To reflect the income tax benefit of the pro forma net expenses. Additionally, the Company has not historically been allocated state income taxes in states where it has been included in Chrysler's consolidated state income tax returns. An increase in the tax rate has been included for the effects of those state income taxes as Dollar Thrifty Group will not be included in Chrysler's consolidated tax returns after completion of the Offering.

(11) To reflect the cost of replacing the existing bonds currently guaranteed by Chrysler to support the Company's insurance, airport concession and other obligations.

                                                                     (Continued)

                              DOLLAR THRIFTY GROUP

       NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(12) To reflect the costs associated with the Company's long-term incentive plan and the elimination of the prior executive compensation plan.

(13) To reflect the effect on net interest expense of settling intercompany loans and advances with Chrysler and replacing them with bank borrowings and other facilities on an independent company basis. In the table below, "Actual net interest income (expense) -- Chrysler" represents actual amounts paid (charged) by Chrysler without regard to interest subvention provided by Chrysler; "Elimination of interest subsidies provided by Chrysler" represents total interest subsidies on intercompany loans from Chrysler related to Dollar's operations; and "Increase in net interest paid to banks" reflects the effect of replacing intercompany loans with Chrysler with bank borrowings at LIBOR plus 2.5% (7.97% in 1996 and 8.11% in 1997, assumed rates), and investment of actual daily available cash balances at commercial paper rates (5.42% in 1996 and 5.56% in 1997, assumed rates) instead of higher actual rates earned through Chrysler's cash management program. A 1/4% change in interest rates would affect pro forma as adjusted non-vehicle interest expense by $78,000 in 1996 and $46,000 in the nine months ended September 30, 1997.

                                                                             NINE MONTHS ENDED
                                                           YEAR ENDED          SEPTEMBER 30,
                                                        DECEMBER 31, 1996          1997
                                                        -----------------    -----------------
                                                                    (IN THOUSANDS)
        Actual net interest income (expense) --
          Chrysler......................................      $  (971)            $   125
        Elimination of interest subsidies provided by
          Chrysler......................................        2,024               1,144
        Increase in net interest paid to banks..........        2,063                  18
                                                             -------             --------
                                                             $ 3,116              $ 1,287
                                                        ==============       ==============

(14) The Company's Financing Plan includes the issuance of the New Medium Term Notes, the Commercial Paper Program, the assumed $45,900,000 net proceeds from the Company's sale of shares in the Offering (used to purchase vehicles with the result that the Company would have incurred less vehicle debt during the respective periods), and the refinancing of almost all existing vehicle obligations to Chrysler Financial Corporation. The pro forma interest rate on the new credit facility is 6.6% in 1996 and 6.8% in 1997. A 1/4% change in interest rates would affect pro forma as adjusted vehicle interest expense by $331,000 in 1996 and $631,000 in the nine months ended September 30, 1997:

                                                                            NINE MONTHS ENDED
                                                         YEAR ENDED           SEPTEMBER 30,
                                                      DECEMBER 31, 1996           1997
                                                      -----------------     -----------------
                                                                  (IN THOUSANDS)
        Assumed interest on the new credit facility...      $73,261              $69,467
        Amortization of deferred financing costs......        4,342                3,256
        Interest reduction due to vehicle purchases
          with net proceeds of shares sold by the
          Company in the Offering (rather than with
          proceeds of vehicle debt)...................       (3,030)              (2,341)
                                                      -----------------     -----------------
             Total new credit facility cost...........       74,573               70,382
        Interest on historical debt, net of interest
          subvention..................................       73,001               68,383
        Amortization of deferred financing costs......        1,236                  927
                                                      -----------------     -----------------
                                                            74,237                69,310
                                                      -----------------     -----------------
        Incremental interest and deferred financing
          cost........................................      $   336              $ 1,072
                                                      ==============        ==============

(15) Unaudited pro forma net earnings (loss) per share is calculated using 22,500,000 shares of common stock.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

   SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA OF DOLLAR THRIFTY GROUP

     The selected consolidated statement of operations and operating data for the years ended December 31, 1996, 1995 and 1994 and the consolidated balance sheet data as of December 31, 1996, 1995 and 1994 were derived from the audited consolidated financial statements of Dollar Thrifty Group and the related notes thereto included in this Prospectus. The selected consolidated statement of operations and operating data for the years ended December 31, 1993 and 1992 and consolidated balance sheet data as of December 31, 1993 and 1992 were derived from the audited consolidated financial statements of Dollar Thrifty Group and the notes thereto. The selected consolidated statement of operations and operating data for the nine months ended September 30, 1997 and 1996 and the balance sheet data as of September 30, 1997 and 1996 are unaudited. In the opinion of Dollar Thrifty Group management, such consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation. Results for the nine months ended September 30, 1997 and 1996 are not indicative of results for a full year. References to system-wide vehicle rental revenue include revenue received from Dollar Thrifty Group company-owned stores and by franchisees from the rental of vehicles.

                                                                                                             NINE MONTHS ENDED
                                                            YEARS ENDED DECEMBER 31,                           SEPTEMBER 30,
                                         --------------------------------------------------------------   -----------------------
                                            1992         1993         1994         1995         1996         1996         1997
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
STATEMENT OF OPERATIONS
  (IN THOUSANDS):
Revenues:
  Vehicle rental revenue................ $  505,169   $  476,195   $  413,424   $  372,508   $  495,598   $  382,234   $  481,954
  Vehicle leasing revenue...............    135,719      140,282      172,999      177,836      150,179      116,392      124,783
  Fees and services.....................     50,603       51,433       58,966       49,382       50,475       39,969       39,018
  Other.................................     15,534       12,368        8,614        9,653        9,342        7,630        7,127
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
      Total revenues....................    707,025      680,278      654,003      609,379      705,594      546,225      652,882
Costs and expenses:
  Direct vehicle and operating..........    296,297      273,109      234,370      190,577      245,895      187,462      219,058
  Vehicle depreciation, net.............    202,817      217,727      210,975      196,367      213,143      161,440      207,452
  Selling, general and administrative...    170,041      165,762      143,155      123,439      138,363      103,161      111,554
  Interest expense, net.................     71,179       86,373       83,526       78,817       72,868       55,190       65,756
  Amortization of cost in excess of net
    assets acquired.....................     12,174       12,011       11,517       10,456        8,169        6,742        4,504
  Intangible asset impairment losses....         --           --           --           --      157,758      155,000           --
  Restructuring charge (reversal).......     95,900      (18,296)      (7,000)          --           --           --           --
  Loss on sale of Snappy................         --           --       40,893           --           --           --           --
  Equity in earnings of unconsolidated
    affiliates..........................      6,134          457           --           --           --           --           --
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
      Total costs and expenses..........    854,542      737,143      717,436      599,656      836,196      668,995      608,324
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Earnings (loss) before income taxes and
  cumulative effect of accounting
  change................................   (147,517)     (56,865)     (63,433)       9,723     (130,602)    (122,770)      44,558
Income tax expense (benefit)............    (32,073)     (16,083)     (12,755)       9,753       16,682       18,589       20,338
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Earnings (loss) before cumulative effect
  of accounting change..................   (115,444)     (40,782)     (50,678)         (30)    (147,284)    (141,359)      24,220
Cumulative effect of accounting change
  for income taxes......................      1,059           --           --           --           --           --           --
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net earnings (loss)(a).................. $ (114,385)  $  (40,782)  $  (50,678)  $      (30)  $ (147,284)  $ (141,359)  $   24,220
                                          =========    =========    =========    =========    =========    =========    =========

                                                               AS OF DECEMBER 31,                           AS OF SEPTEMBER 30,
                                         --------------------------------------------------------------   -----------------------
                                            1992         1993         1994         1995         1996         1996         1997
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
BALANCE SHEET DATA (IN THOUSANDS):
Revenue-earning vehicles, net........... $1,027,354   $1,403,568   $  991,276   $  958,799   $1,120,346   $1,225,478   $1,500,864
Total assets............................  1,739,311    2,123,034    1,585,651    1,657,823    1,647,951    1,684,341    1,978,980
Total debt..............................  1,115,638    1,488,733    1,047,065    1,128,811    1,241,558    1,291,914    1,542,742
Stockholder's equity....................    343,134      382,352      331,159      331,189      183,883      189,702      207,986

                                                                     (Continued)

   SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA OF DOLLAR THRIFTY GROUP

                                                                                                  NINE MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,                           SEPTEMBER 30,
                              --------------------------------------------------------------   -----------------------
                                 1992         1993         1994         1995         1996         1996         1997
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATING DATA (IN
  THOUSANDS):

EBITDA(a)(b)................. $  154,860   $  268,974   $  253,184   $  304,399   $  174,697   $  108,442   $  330,555
Adjusted EBITDA(a)(b)........   (110,186)     (26,567)     (37,836)      27,211     (110,074)    (106,953)      57,966
Net cash provided by
  operating activities.......    262,482      152,319      291,651      173,163      301,911      231,577      229,878
Net cash provided by (used
  in) investing activities...      5,903     (598,369)     100,050     (306,386)    (356,299)    (370,762)    (518,545)
Net cash provided by (used
  in) financing activities...   (265,420)     443,232     (401,479)     134,294       53,583      139,180      290,406
SYSTEM-WIDE DATA (U.S. AND
  CANADA)(C):
Vehicle rental revenue (in
  thousands):
  Company-owned stores....... $  439,018   $  410,022   $  359,951   $  372,508   $  495,598   $  382,234   $  481,954
  Franchisee locations.......    480,982      530,978      558,049      556,492      502,402      398,766      400,046
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------
      Total.................. $  920,000   $  941,000   $  918,000   $  929,000   $  998,000   $  781,000   $  882,000
Rental locations:
  Company-owned stores.......        155          189          169          162          156          161          161
  Franchisee locations.......        733          753          773          720          729          741          711
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------
      Total rental
         locations...........        888          942          942          882          885          902          872
Average number of vehicles
  operated during the period
  by company-owned stores and
  franchisees................    120,383      115,983       98,974       93,989       94,992       98,031      103,253
Peak number of vehicles
  operated during the period
  by company-owned stores and
  franchisees................    136,077      138,818      117,906      108,447      110,771      110,771      122,286
COMPANY-OWNED STORES DATA
  (U.S. AND CANADA)(C):
Average number of vehicles
  operated...................     55,873       52,990       40,083       36,246       45,037       45,695       55,103
Number of rental
  transactions...............  2,847,449    2,525,697    2,230,076    2,196,611    2,817,269    2,137,301    2,554,969
Average revenue per
  transaction................ $      154   $      163   $      161   $      170   $      176   $      179   $      189
Monthly average revenue per
  vehicle.................... $      655   $      645   $      748   $      856   $      917   $      929   $      972
VEHICLE LEASING DATA (U.S.
  AND CANADA)(C):
Average number of vehicles
  leased.....................     33,660       37,330       41,072       34,373       30,583       31,434       33,158
Average monthly lease revenue
  per unit................... $      336   $      313   $      349   $      400   $      409   $      411   $      418

-------------------------
(a) Management believes it is important to note that net earnings, EBITDA and Adjusted EBITDA for the year ended December 31, 1996 and the nine months ended September 30, 1996 include intangible asset impairment losses of $157,758,000 and $155,000,000, respectively, related to Chrysler's decision in 1996 to dispose of Thrifty as a non-core asset ($155,000,000) and an impairment loss related to Thrifty Canada, Ltd. ($2,758,000).

(b) EBITDA consists of earnings (loss) before income taxes plus all net interest expense and all depreciation and amortization expense. Adjusted EBITDA consists of earnings (loss) before income taxes plus net interest expense that does not relate to vehicles and depreciation and amortization expense that does not relate to vehicles. The Company does not include EBITDA and Adjusted EBITDA as, nor should they be considered as, alternative measures of operating results or cash flows from operating activities (as determined in accordance with generally accepted accounting principles). Instead, the Company includes them because they are widely used financial measures of the potential capacity of a company to incur and service debt. The presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies.

(c) Excludes 1994 data for Snappy Car Rental, Inc., which was sold in September 1994.

                SELECTED FINANCIAL AND OPERATING DATA OF DOLLAR

     The following selected consolidated statement of operations, balance sheet and operating data of Dollar were derived from unaudited consolidated financial information of Dollar. In the opinion of Dollar Thrifty Group management, the information has been prepared on the same basis as the Dollar Thrifty Group consolidated financial statements and includes all necessary adjustments for fair presentation of the financial position and results of operations for the periods presented. Results for the nine months ended September 30, 1997 and 1996 are not indicative of results for a full year. References to system-wide vehicle rental revenue include revenue received by company-owned stores and by franchisees from the rental of vehicles.

                                                                                                    NINE MONTHS ENDED
                                                   YEARS ENDED DECEMBER 31,                           SEPTEMBER 30,
                                --------------------------------------------------------------   -----------------------
                                   1992         1993         1994         1995         1996         1996         1997
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
STATEMENT OF OPERATIONS
  (IN THOUSANDS):
Revenues:
  Vehicle rental revenue....... $  384,480   $  349,109   $  299,563   $  311,267   $  435,074   $  334,393   $  431,645
  Vehicle leasing revenue......     33,404       36,003       57,018       47,321       38,195       29,728       26,465
  Fees and services............     23,871       23,509       27,709       20,068       22,718       18,374       17,798
  Other........................      9,257        5,556        2,949        3,278        3,183        2,794        1,649
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total revenues.............    451,012      414,177      387,239      381,934      499,170      385,289      477,557
Costs and expenses:
  Direct vehicle and
    operating..................    215,464      204,652      180,415      157,519      212,658      160,236      190,732
  Vehicle depreciation, net....    119,680      125,747      111,508      103,384      130,516       97,376      126,727
  Selling, general and
    administrative.............    108,244      100,542       81,236       70,099       87,739       66,739       75,364
  Interest expense, net........     40,395       53,470       49,413       42,860       45,129       33,702       42,395
  Amortization of cost in
    excess of net assets
    acquired...................      4,074        4,837        4,800        4,556        4,696        3,531        3,723
  Restructuring charge
    (reversal).................     60,900      (18,296)          --           --           --           --           --
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total costs and expenses...    548,757      470,952      427,372      378,418      480,738      361,584      438,941
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Earnings (loss) before income
  taxes and cumulative effect
  of accounting change.........    (97,745)     (56,775)     (40,133)       3,516       18,432       23,705       38,616
Income tax expense (benefit)...    (27,969)     (20,377)     (13,295)       3,399        9,108       11,828       17,369
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Earnings (loss) before
  cumulative effect of
  accounting change............    (69,776)     (36,398)     (26,838)         117        9,324       11,877       21,247
Cumulative effect of accounting
  change for income taxes......      2,227           --           --           --           --           --           --
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net earnings (loss)............ $  (67,549)  $  (36,398)  $  (26,838)  $      117   $    9,324   $   11,877   $   21,247
                                ==========   ==========   ==========   ==========   ==========   ==========   ==========

                                                      AS OF DECEMBER 31,                           AS OF SEPTEMBER 30,
                                --------------------------------------------------------------   -----------------------
                                   1992         1993         1994         1995         1996         1996         1997
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
BALANCE SHEET DATA (IN THOUSANDS):
Revenue-earning vehicles,
  net.......................... $  606,041   $  745,380   $  513,164   $  571,610   $  690,069   $  739,086   $  934,186
Total assets...................    942,162    1,107,434      775,666      836,135      989,669      988,491    1,241,697
Total debt.....................    708,426      850,125      562,673      621,782      713,715      758,911      954,488
Stockholder's equity...........     53,778       97,380       70,542       70,659      102,383       82,535      123,630

                                                                     (Continued)

                SELECTED FINANCIAL AND OPERATING DATA OF DOLLAR

                                                                                                             NINE MONTHS ENDED
                                                            YEARS ENDED DECEMBER 31,                           SEPTEMBER 30,
                                         --------------------------------------------------------------   -----------------------
                                            1992         1993         1994         1995         1996         1996         1997
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
OPERATING DATA (IN THOUSANDS):
EBITDA(a)............................... $   76,329   $  132,942   $  131,901   $  159,981   $  205,079   $  162,869   $  216,548
Adjusted EBITDA(a)......................    (75,238)     (36,215)     (22,042)      16,047       30,117       32,392       47,688
Net cash provided by operating
  activities............................    136,811       42,019      161,998      112,718      196,491      131,327      137,901
Net cash provided by (used in) investing
  activities............................    137,760     (151,036)      72,363     (156,360)    (310,465)    (275,073)    (379,636)
Net cash provided by (used in) financing
  activities............................   (265,559)     104,446     (242,835)      44,566      113,933      143,636      241,316
SYSTEM-WIDE DATA (U.S. AND CANADA):
Vehicle rental revenue (in thousands):
  Company-owned stores.................. $  384,480   $  349,109   $  299,563   $  311,267   $  435,074   $  334,393   $  431,645
  Franchisee locations..................    213,520      242,891      249,437      234,733      172,926      138,607      132,355
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total vehicle rental revenue........ $  598,000   $  592,000   $  549,000   $  546,000   $  608,000   $  473,000   $  564,000
Rental locations:
  Company-owned stores..................         70           93           69           78           95           90          100
  Franchisee locations..................        230          228          216          201          175          185          172
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total rental locations..............        300          321          285          279          270          275          272
Average number of vehicles operated
  during the period by company-owned
  stores and franchisees................     80,876       74,009       57,420       53,468       57,197       59,015       62,902
Peak number of vehicles operated during
  the period by company-owned stores and
  franchisees...........................     91,022       88,645       68,120       62,300       67,414       67,414       75,782
COMPANY-OWNED STORES DATA (U.S.):
Average number of vehicles operated.....     49,158       45,505       33,366       29,855       38,952       39,352       48,682
Number of rental transactions...........  2,453,404    2,039,582    1,801,583    1,777,630    2,409,821    1,821,238    2,229,328
Average revenue per transaction......... $      157   $      171   $      166   $      175   $      181   $      184   $      194
Monthly average revenue per vehicle..... $      652   $      639   $      748   $      869   $      931   $      944   $      985
VEHICLE LEASING DATA (U.S.):
Average number of vehicles leased.......      9,193       10,151       14,130       10,823        7,801        8,140        6,774
Average monthly lease revenue
  per unit.............................. $      303   $      296   $      336   $      364   $      408   $      406   $      434

-------------------------
(a) EBITDA consists of earnings (loss) before income taxes plus all net interest expense and all depreciation and amortization expense. Adjusted EBITDA consists of earnings (loss) before income taxes plus net interest expense that does not relate to vehicles and depreciation and amortization expense that does not relate to vehicles. The Company does not include EBITDA and Adjusted EBITDA as, nor should they be considered as, alternative measures of operating results or cash flows from operating activities (as determined in accordance with generally accepted accounting principles). Instead, the Company includes them because they are widely used financial measures of the potential capacity of a company to incur and service debt. The presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies.

                SELECTED FINANCIAL AND OPERATING DATA OF THRIFTY

     The following selected consolidated statement of operations, balance sheet and operating data of Thrifty were derived from unaudited consolidated financial information of Thrifty. In the opinion of Dollar Thrifty Group management, the information has been prepared on the same basis as the Dollar Thrifty Group consolidated financial statements and includes all necessary adjustments for fair presentation of the financial position and results of operations for the periods presented. Results for the nine months ended September 30, 1997 and 1996 are not indicative of the results for a full year. References to system-wide vehicle rental revenue include revenue received from company-owned stores and by franchisees from the rental of vehicles.

                                                                                                NINE MONTHS ENDED
                                                  YEARS ENDED DECEMBER 31,                        SEPTEMBER 30,
                                  ---------------------------------------------------------   ---------------------
                                    1992        1993        1994        1995        1996        1996        1997
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
STATEMENT OF OPERATIONS
  (IN THOUSANDS):
Revenues:
  Vehicle rental revenue......... $  54,538   $  60,913   $  60,388   $  61,241   $  60,524   $  47,841   $  50,309
  Vehicle leasing revenue........   102,315     104,279     114,951     117,769     111,969      86,649      98,318
  Fees and services..............    25,088      26,415      29,548      28,950      27,730      21,569      21,215
  Other..........................     6,190       6,701       6,522       4,768       4,714       3,768       4,595
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
      Total revenues.............   188,131     198,308     211,409     212,728     204,937     159,827     174,437
Costs and expenses:
  Direct vehicle and operating...    44,600      34,484      29,335      32,270      33,242      27,204      28,317
  Vehicle depreciation, net......    68,968      77,491      87,739      85,287      82,592      64,064      80,724
  Selling, general and
    administrative...............    49,061      53,140      51,530      52,102      50,260      37,245      37,917
  Interest expense, net..........    23,859      26,376      29,609      30,754      26,449      20,517      22,392
  Amortization of cost in excess
    of net assets acquired.......     5,900       5,900       5,900       5,900       3,473       3,211         781
  Intangible asset impairment
    losses.......................        --          --          --          --     157,758     155,000          --
  Equity in losses of
    unconsolidated affiliates....     6,134         457          --          --          --          --          --
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
      Total costs and expenses...   198,522     197,848     204,113     206,313     353,774     307,241     170,131
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
Earnings (loss) before income
  taxes and cumulative
  effect of accounting change....   (10,391)        460       7,296       6,415    (148,837)   (147,414)      4,306
Income tax expense (benefit).....    (1,532)      4,080       6,102       6,387       7,338       6,401       3,058
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
Earnings (loss) before cumulative
  effect of accounting
  change.........................    (8,859)     (3,620)      1,194          28    (156,175)   (153,815)      1,248
Cumulative effect of accounting
  change for income taxes........    (3,490)         --          --          --          --          --          --
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net earnings (loss)(a)........... $ (12,349)  $  (3,620)  $   1,194   $      28   $(156,175)  $(153,815)  $   1,248
                                  =========   =========   =========   =========   =========   =========   =========

                                                     AS OF DECEMBER 31,                        AS OF SEPTEMBER 30,
                                  ---------------------------------------------------------   ---------------------
                                    1992        1993        1994        1995        1996        1996        1997
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
BALANCE SHEET DATA (IN THOUSANDS):
Revenue-earning vehicles, net.... $ 336,310   $ 547,367   $ 425,345   $ 382,137   $ 430,277   $ 486,392   $ 566,678
Total assets.....................   824,210     908,000     772,075     837,317     676,370     704,333     732,017
Total debt.......................   494,542     592,850     447,273     520,142     527,843     548,513     587,711
Stockholder's equity.............   261,187     256,990     257,670     257,756      96,159     103,815      97,288

                                                                     (Continued)

                SELECTED FINANCIAL AND OPERATING DATA OF THRIFTY

                                                                                                NINE MONTHS ENDED
                                                  YEARS ENDED DECEMBER 31,                        SEPTEMBER 30,
                                  ---------------------------------------------------------   ---------------------
                                    1992        1993        1994        1995        1996        1996        1997
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
OPERATING DATA (IN THOUSANDS):
EBITDA(a)(b)..................... $  91,604   $ 112,928   $ 133,431   $ 130,385   $ (33,491)  $ (57,499)  $ 110,323
Adjusted EBITDA(a)(b)............       721       7,651      13,034       8,662    (143,252)   (142,404)      6,595
Net cash provided by operating
  activities.....................   138,000      77,209     113,518      62,053     108,052      90,057      81,647
Net cash provided by (used in)
  investing activities...........  (162,765)   (179,976)     31,737    (130,875)   (110,261)   (117,465)   (139,358)
Net cash provided by (used in)
  financial activities...........    20,806     103,737    (145,577)     68,769       1,644      27,712      59,868
SYSTEM-WIDE DATA (U.S. AND
  CANADA):
Vehicle rental revenue (in
  thousands):
  Company-owned stores........... $  54,538   $  60,913   $  60,388   $  61,241   $  60,524   $  47,841   $  50,309
  Franchisee locations...........   267,462     288,087     308,612     321,759     329,476     260,159     267,691
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
      Total vehicle rental
         revenue................. $ 322,000   $ 349,000   $ 369,000   $ 383,000   $ 390,000   $ 308,000   $ 318,000
Rental locations:
  Company-owned stores...........        85          96         100          84          61          71          61
  Franchisee locations...........       503         525         557         519         554         556         539
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
      Total rental locations.....       588         621         657         603         615         627         600
Average number of vehicles
  operated during the period by
  company-owned stores and
  franchisees....................    39,507      41,974      41,554      40,521      37,795      39,016      40,351
Peak number of vehicles operated
  during the period by company-
  owned stores and franchisees...    45,055      50,173      49,786      46,147      43,357      43,357      46,504
COMPANY-OWNED STORES DATA
  (U.S. AND CANADA):
Average number of vehicles
  operated.......................     6,715       7,485       6,717       6,391       6,085       6,343       6,421
Number of rental transactions....   394,045     486,115     428,493     418,981     407,448     316,063     325,641
Average revenue per
  transaction.................... $     138   $     125   $     141   $     146   $     149   $     151   $     155
Monthly average revenue per
  vehicle........................ $     677   $     678   $     749   $     799   $     829   $     838   $     871
VEHICLE LEASING DATA
  (U.S. AND CANADA):
Average number of vehicles
  leased.........................    24,467      27,179      26,942      23,550      22,782      23,294      26,384
Average monthly lease revenue
  per unit....................... $     348   $     320   $     356   $     417   $     409   $     413   $     414

-------------------------
(a) Management believes it is important to note that net earnings, EBITDA and Adjusted EBITDA for the year ended December 31, 1996 and the nine months ended September 30, 1996 include intangible asset impairment losses of $157,758,000 and $155,000,000, respectively, related to Chrysler's decision in 1996 to dispose of Thrifty as a non-core asset ($155,000,000) and an impairment loss related to Thrifty Canada, Ltd. ($2,758,000).

(b) EBITDA consists of earnings (loss) before income taxes plus all net interest expense and all depreciation and amortization expense. Adjusted EBITDA consists of earnings (loss) before income taxes plus net interest expense that does not relate to vehicles and depreciation and amortization expense that does not relate to vehicles. The Company does not include EBITDA and Adjusted EBITDA as, nor should they be considered as, alternative measures of operating results or cash flows from operating activities (as determined in accordance with generally accepted accounting principles). Instead, the Company includes them because they are widely used financial measures of the potential capacity of a company to incur and service debt. The presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Dollar Thrifty Group has two vehicle rental companies, Dollar and Thrifty. They engage in the business of renting vehicles directly to retail customers and providing vehicle leasing and other services to franchisees that rent to customers. The majority of Dollar's revenue is derived from renting vehicles to customers from company-owned stores, while the majority of Thrifty's revenue is generated from leasing vehicles and providing services to franchisees. In September 1994, the Company sold Snappy Car Rental, Inc. ("Snappy"), which was also engaged in the business of renting cars. Dollar Thrifty Group also leased vehicles to non-affiliates in 1994 and 1995 through its subsidiary, Manatee Leasing Inc. ("Manatee"), whose operations have been discontinued.

     Dollar Thrifty Group's revenues consist of:

        - Vehicle rentals -- revenue generated from renting vehicles to customers, including all related charges, through company-owned stores,

        - Vehicle leasing -- revenue generated from leasing vehicles, primarily to franchisees,

        - Fees and services -- revenue generated from franchise fees and providing reservations, insurance, supplies and other products and services to franchisees, and

        - Other -- revenue generated from franchise sales, parking income, non-vehicle lease income and interest income derived from franchisees.

     Dollar Thrifty Group's expenses consist of:

        - Direct vehicle and operating -- costs related to the rental of revenue-earning vehicles to customers and to the leasing of vehicles to franchisees, such as leasing expenses, concessions and commissions paid to airport authorities, commissions paid to travel agencies, insurance and lease promotion expenses, net of certain incentives received from vehicle manufacturers,

        - Vehicle depreciation, net -- depreciation expense relating to revenue-earning vehicles, net of gains and losses on the disposal of such vehicles,

        - Selling, general and administrative expenses, including advertising and marketing expenses and reservations,

        - Interest expense, net -- interest expense, net of interest earned on restricted cash and working capital facility, relating primarily to revenue-earning vehicle financing and to working capital debt, and

        - Amortization of cost in excess of net assets acquired.

RESULTS OF OPERATIONS

     The following table sets forth, for each of the periods indicated, the percentage of operating revenues represented by certain items in Dollar Thrifty Group's consolidated statement of operations:

                                                                                NINE MONTHS ENDED
                                         YEARS ENDED DECEMBER 31,                 SEPTEMBER 30,
                                     ---------------------------------       ------------------------
                                       1994        1995        1996            1996            1997
                                     --------    --------    ---------       ---------       --------
                                                         (PERCENTAGE OF REVENUES)
Revenues:
  Vehicle rentals.................       63.2%       61.1%        70.2%           70.0%          73.8%
  Vehicle leasing.................       26.5        29.2         21.3            21.3           19.1
  Fees and services...............        9.0         8.1          7.2             7.3            6.0
  Other...........................        1.3         1.6          1.3             1.4            1.1
                                     --------    --------    ---------       ---------       --------
       Total revenues.............      100.0%      100.0%       100.0%          100.0%         100.0%
                                     --------    --------    ---------       ---------       --------
Costs and expenses:
  Direct vehicle and operating....       35.8%       31.3%        34.8%           34.3%          33.6%
  Vehicle depreciation, net.......       32.3        32.2         30.2            29.6           31.8
  Selling, general and
     administrative...............       21.9        20.3         19.6            18.9           17.1
  Interest expense, net...........       12.8        12.9         10.3            10.1           10.1
  Amortization of cost in excess
     of net assets acquired.......        1.8         1.7          1.2             1.2            0.7
  Intangible asset impairment
     losses.......................         --          --         22.4            28.4             --
  Restructuring charge reversal --
     Snappy.......................       (1.1)         --           --              --             --
  Loss on sale of Snappy..........        6.3          --           --              --             --
                                     --------    --------    ---------       ---------       --------
       Total costs and expenses...      109.8%       98.4%       118.5%          122.5%          93.3%
                                     --------    --------    ---------       ---------       --------
Earnings (loss) before income
  taxes...........................       (9.8)        1.6        (18.5)          (22.5)           6.7
Income tax expense (benefit)......       (2.0)        1.6          2.4             3.4            3.1
                                     --------    --------    ---------       ---------       --------
Net earnings (loss)...............       (7.8)%       0.0%       (20.9)%(a)      (25.9)%(a)       3.6%
                                     ========    ========     ========        ========       ========

---------------
(a) Net losses for the year ended December 31, 1996 and the nine months ended September 30, 1996 include intangible asset impairment losses related to Chrysler's decision in 1996 to dispose of Thrifty as a non-core asset and an impairment loss related to Thrifty Canada, Ltd.

     The following table sets forth, for each of the periods indicated, a breakdown of Dollar Thrifty Group's two major sources of revenue:

                                                                                   NINE MONTHS ENDED
                                                YEARS ENDED DECEMBER 31,             SEPTEMBER 30,
                                            ---------------------------------    ---------------------
                                              1994        1995        1996         1996         1997
                                            --------    --------    ---------    ---------    --------
                                                                  (IN THOUSANDS)
Vehicle rental revenue:
  Dollar.................................   $299,563    $311,267    $ 435,074    $ 334,393    $431,645
  Thrifty................................     60,388      61,241       60,524       47,841      50,309
  Snappy.................................     53,473          --           --           --          --
                                            --------    --------    ---------    ---------    --------
       Total.............................   $413,424    $372,508    $ 495,598    $ 382,234    $481,954
                                            ========    ========     ========     ========    ========
Leasing revenue:
  Dollar.................................   $ 57,018    $ 47,321    $  38,195    $  29,728    $ 26,465
  Thrifty................................    114,951     117,769      111,969       86,649      98,318
  Manatee and other......................      1,030      12,746           15           15          --
                                            --------    --------    ---------    ---------    --------
       Total.............................   $172,999    $177,836    $ 150,179    $ 116,392    $124,783
                                            ========    ========     ========     ========    ========

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 1996

  OPERATING RESULTS

     Dollar Thrifty Group had a net profit of $24.2 million for the nine months ended September 30, 1997, compared to a net loss of $141.4 million for the same period in 1996. The net loss for the 1996 period included the effect on Dollar Thrifty Group of Chrysler's decision during the 1996 period to dispose of Thrifty as a non-core asset. Chrysler took an intangible asset impairment loss that was required under generally accepted accounting principles to be reflected as a $155.0 million intangible asset impairment loss in Dollar Thrifty Group's statement of operations. Excluding the effect of that loss, Dollar Thrifty Group would have had a net profit of $13.6 million in the first nine months of 1996. The intangible asset impairment loss had no tax or cash effect.

     Dollar Thrifty Group's improved performance in the first nine months of 1997, compared with the comparable period in 1996, was mainly due to growth in the level of vehicle rental activity and selected price increases as vehicle rental demand strengthened, which were partially offset by higher depreciation expenses. Thrifty did not increase vehicle lease rates enough to offset the higher depreciation expenses related to Non-Program Vehicles, which negatively affected operating results.

  REVENUES

     Dollar Thrifty Group's total revenues for the nine months ended September 30, 1997 were $652.9 million, an increase of $106.7 million, or 19.5%, compared to the same period for 1996. Dollar's revenue was $477.6 million for the nine months ended September 30, 1997, an increase of $92.3 million, or 24.0%, compared to the corresponding period in 1996. Thrifty's total revenues were $174.4 million for the nine months ended September 30, 1997, an increase of $14.6 million, or 9.1%, compared to the same period for 1996.

     The Group's vehicle rental revenue for the nine months ended September 30, 1997 was $482.0 million, a 26.1%, or $99.7 million, increase from the corresponding 1996 period. This increase consisted of a $97.3 million, or 29.1%, increase for Dollar and a $2.5 million, or 5.2%, increase for Thrifty. The increase in vehicle rental revenue for Dollar was due to a 22.4% increase in the number of transactions, of which approximately 45% related to the conversion of several franchised locations to company-owned stores. Dollar also had a 5.4% increase in revenue per transaction due to selected price increases.

     Vehicle leasing revenue for the nine months ended September 30, 1997 was $124.8 million, a 7.2% increase from the same period for 1996. This increase in vehicle leasing revenue reflects an increase of $11.7 million, or 13.5%, in Thrifty's leasing revenues due primarily to a 13.3% increase in the average number of vehicles leased to franchisees and a decrease in Dollar's leasing revenues of $3.3 million, or 11.0%, due to a decrease in the average number of vehicles leased to franchisees as a result of the conversion of several franchised locations to company-owned stores.

  EXPENSES

     Total expenses were $608.3 million for the nine months ended September 30, 1997, compared to $669.0 million for the same period in 1996. The 1996 expenses included a $155.0 million intangible asset impairment loss required as a result of Chrysler's decision to dispose of Thrifty as a non-core asset, as discussed above. Excluding this loss, total expenses for the 1996 period were $514.0 million, or 94.1% of total revenues, and total expenses for the 1997 period were $608.3 million, or 93.3% of total revenues.

     Direct vehicle and operating expense for the nine months ended September 30, 1997 increased $31.6 million, or 16.9%, over the same period for 1996, due to an increase in the number of vehicles operated and an increase in per unit costs, which was partially offset by an increase in manufacturer promotional incentives related to the acquisition of vehicles. These expenses were 33.6% of revenue for the nine months ended September 30, 1997, compared to 34.3% of revenue for the corresponding period in 1996. Direct vehicle and operating expenses for Dollar increased $30.5 million, or 19.0%, for the nine months ended September 30, 1997. Thrifty's direct vehicle and operating expenses increased $1.1 million, or 4.1%, for the nine months ended September 30, 1997.

     Net vehicle depreciation expenses increased $46.0 million, or 28.5%, for the nine months ended September 30, 1997 over the same period for 1996 due to an increase in the number of vehicles in the vehicle rental and leasing fleets and to an increase in the average depreciation expense per vehicle. Higher depreciation expense per unit was the result of the increased cost of Program Vehicles and losses and anticipated losses on disposition of Non-Program Vehicles due to the deterioration in the used vehicle market in 1997. That deterioration occurred after Thrifty had established its 1997 model year vehicle lease rates in the summer of 1996. As a result, lease rates did not adequately cover the higher depreciation expense incurred by Thrifty and earnings before income taxes were reduced by $10.6 million for the nine months ended September 30, 1997 compared with the same period for 1996.

     Selling, general and administrative expenses increased $8.4 million, or 8.1%, for the nine months ended September 30, 1997, compared to the same period for 1996, primarily due to increases in personnel costs and sales and marketing expenses that were partially offset by a reduction in bad debt and legal expenses and to the reversal of a sales tax reserve in 1996 that was accrued prior to 1994. As a percent of revenue, these expenses were 17.1% of revenue for the 1997 period compared to 18.9% for the 1996 period.

     Net interest expenses increased $10.6 million, or 19.1%, for the nine months ended September 30, 1997, primarily due to increased debt levels and a reduction of restricted cash used to finance the growth of the fleet.

     As a result of the intangible asset impairment loss discussed above, the amortization of cost in excess of net assets acquired was $2.4 million less for the nine months ended September 30, 1997 than for the same period in 1996.

     The effective income tax rate for the nine months ended September 30, 1997 was 45.6% due to the effect of amortization of costs in excess of net assets acquired of $4.5 million and losses in Thrifty Canada, Ltd. ("TCL"), for which no income tax benefit was recorded. For the nine months ended September 30, 1996, the Group had income tax expenses of $18.6 million even though the loss before income taxes was $122.8 million. This unfavorable tax result was due to non-deductible expenses related to the intangible asset loss of $155.0 million, amortization of cost in excess of net assets acquired of $6.7 million and losses at TCL for which no income tax benefit was recorded.

YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

  OPERATING RESULTS

     Dollar Thrifty Group had a net loss of $147.3 million for 1996, compared to a net loss of $30,000 for 1995. The net loss for 1996 included the effect on Dollar Thrifty Group of Chrysler's decision during 1996 to dispose of Thrifty as a non-core asset. Chrysler took an intangible asset impairment loss that was required under generally accepted accounting principles to be reflected as a $155.0 million intangible asset impairment loss in Dollar Thrifty Group's statement of operations. Excluding the effect of that loss and an intangible asset impairment loss related to TCL of $2.8 million, Dollar Thrifty Group would have had a net profit of $10.5 million in 1996. The intangible asset impairment loss had no tax or cash effect.

     Dollar Thrifty Group's 1996 results reflect increased rental activity partially offset by decreased leasing activity, compared in each case to 1995, resulting from the conversion by Dollar of several franchisee locations to company-owned stores and an increase in expenses comprised principally of the intangible asset impairment loss. Direct vehicle and operating expenses, net vehicle depreciation expense and selling and general administrative expenses increased in 1996 due mainly to an increase in the number of vehicles operated, increases in per unit costs and depreciation and an increase in personnel, advertising and marketing expenses.

  REVENUES

     Total revenues for 1996 increased by $96.2 million, or 15.8%, to $705.6 million from $609.4 in 1995. Dollar's total revenues increased $117.2 million, or 30.7%, to $499.2 million in 1996. Thrifty's total revenues decreased $7.8 million, or 3.7%, to $204.9 million in 1996, from $212.7 million in 1995.

     Vehicle rental revenue for 1996 was $495.6 million, an increase of $123.1 million, or 33%. This increase consisted of a $123.8 million, or 39.8%, increase for Dollar and a $0.7 million, or 1.2%, decrease for Thrifty. The revenue increase for Dollar was due to a $67.7 million increase related to the conversion of several franchisee locations to company-owned stores, the most significant of which was in Hawaii, and to a $56.1 million, or 18%, increase in revenue for existing company-owned stores. The increase in revenue for existing company-owned stores was due to both an increase in transactions and to an increase in revenue per transaction.

     Leasing revenue was $150.2 million for 1996, a $27.7 million decrease from 1995. Dollar's leasing revenue decreased $9.1 million, or 19.3%, to $38.2 million primarily due to a reduction in the average number of units leased to its franchisees partially offset by higher lease rates. The conversion of several franchisee locations to company-owned stores was the primary reason for this decline. Thrifty's leasing revenue decreased $5.8 million, or 4.9%, to $112.0 million due to a reduction in the average number of units leased to its franchisees and to lower lease rates in Canada. Leasing revenue also declined by $12.7 million due to cessation of operations of Manatee.

  EXPENSES

     Total expenses were $836.2 million in 1996, an increase of $236.5 million from 1995. The 1996 expenses included a $155.0 million intangible asset impairment loss related to Thrifty, associated with Chrysler's decision to dispose of Thrifty as a non-core asset and an intangible asset impairment loss of $2.8 million related to TCL. Excluding these intangible asset impairment losses, total expenses were 96.2% of total revenues in 1996 compared to 98.4% in 1995.

     Direct vehicle and operating expenses increased $55.3 million, or 29%, to $245.9 million in 1996 due to an increase in the number of vehicles operated and an increase in the per unit costs. These expenses were 34.8% of revenue in 1996 compared to 31.3% in 1995, due to a significant increase in the proportion of total revenue generated by vehicle rentals through company-owned stores, which carry additional costs not associated with leased units. Direct vehicle and operating expenses for Dollar increased $55.1 million, or 35.0%, while these expenses for Thrifty increased $1.0 million, or 3.0%.

     Net vehicle depreciation expense increased $16.8 million, or 8.5%, to $213.1 million in 1996 due to an increase in the number of vehicles in the vehicle rental and leasing fleets and to an increase in depreciation per vehicle.

     Selling, general and administrative expenses were $138.4 million in 1996, an increase of $14.9 million, or 12.1%, from 1995, due primarily to an increase in advertising and marketing expenses, personnel costs and other general and administrative expenses, partially offset by the reversal of a sales tax reserve in 1996 that was recorded prior to 1994. As a percentage of total revenue, selling, general and administrative expenses were 19.6% in 1996 compared to 20.3% in 1995.

     Interest expense of $72.9 million decreased by $5.9 million, or 7.5%, primarily due to lower average interest rates paid in 1996, partially offset by higher debt levels to finance the growth in the vehicle fleet. In December 1995, Thrifty established an asset backed note program that resulted in lower cost financing.

     During 1996, Chrysler decided to dispose of Thrifty as a non-core asset and took an intangible asset impairment loss that was required under generally accepted accounting principles to be reflected as a $155.0 million intangible asset impairment loss in Dollar Thrifty Group's statement of operations. In addition, Thrifty recorded an intangible asset impairment loss of $2.8 million related to TCL.

     For 1996, the Company had income tax expenses of $16.7 million even though the loss before income taxes was $130.6 million. This unfavorable tax result was due to non-deductible expenses related to the intangible asset impairment losses of $157.8 million and the amortization of cost in excess of net assets acquired of $8.2 million, and to losses at TCL for which no tax benefit was recorded. The effective tax rate for 1995 was 100.3%, resulting from the negative impact of non-deductible expenses related to the amortization of cost in excess of net assets acquired of $10.5 million and to losses at TCL for which no income tax benefit were recorded.

YEAR ENDED DECEMBER 31, 1995 COMPARED WITH YEAR ENDED DECEMBER 31, 1994

  OPERATING RESULTS

     Dollar Thrifty Group had a net loss of $30,000 for 1995, compared to a net loss of $50.6 million for 1994. The net loss for 1994 included a $40.9 million loss on the sale of Snappy, partially offset by the reversal of $7.0 million of restructuring charges relating to Snappy. Dollar's operating results improved in 1995, compared to 1994, primarily as a result of increased rental revenue per transaction and a decrease in expenses resulting from a reduction in the number of vehicles in the rental and leasing fleet.

  REVENUES

     Total revenues for 1995 were $609.4 million, a decrease of $44.6 million, or 6.8%, from 1994. This decrease was primarily due to a $53.5 million reduction in revenue contribution from Snappy, which was sold in September 1994. Revenue for Dollar decreased by $5.3 million, or 1.4%, to $381.9 million and revenue for Thrifty increased by $1.3 million, or 0.6%, to $212.7 million.

     Vehicle rental revenue for 1995 was $372.5 million, a decrease of $40.9 million, or 9.9%, from 1994. This decline in revenue was due to $53.5 million lower revenue for Snappy, partially offset by an increase of $11.7 million in revenue of Dollar and a $0.9 million increase in revenue of Thrifty. The revenue growth for both Dollar and Thrifty was due to an increase in revenue per transaction partially offset by a reduction in the number of transactions. For Dollar, the number of rental transactions decreased by 1.3%, while the revenue per transaction increased 4.8%.

     Leasing revenue for 1995 was $177.8 million, up $4.8 million, or 2.8%, from 1994 revenue. Leasing revenue for Dollar decreased by $9.7 million due to a decline in vehicles leased to its franchisees, which was partially offset by higher lease rates. Leasing revenue for Thrifty increased $2.8 million, or 2.5%, to $117.8 million, due to higher lease rates in 1995 partially offset by a decrease in the number of vehicles leased to its franchisees. Leasing revenue for Manatee also increased by $11.7 million in 1995 due to an increase in the number of vehicles leased.

     Revenue from fees and services decreased $9.6 million, or 16.3%, to $49.4 million in 1995 from $59.0 million in 1994, due primarily to a reduction of the franchise fee required to be paid by Dollar's franchisees and also to lower revenue of Dollar's franchisees.

  EXPENSES

     Total expenses were $599.7 million in 1995, a $117.8 million decline from 1994. Operating expenses related to Snappy and a $40.9 million loss on its sale represented $84.1 million of this decline. Total expenses for Dollar declined by $49.0 million to $378.4 million, while total expenses for Thrifty increased by $2.2 million and expenses for Manatee increased by $11.7 million.

     Direct vehicle and operating expenses decreased $43.8 million, or 18.7%, to $190.6 million in 1995 partially due to the sale of Snappy, which represented $24.4 million of this decline. Dollar's direct vehicle and operating expenses decreased $22.9 million due to a reduction in the number of vehicles in the rental and leasing fleet and to an increase in manufacturer promotional incentives related to the acquisition of the vehicles. Thrifty had an increase in direct vehicle and operating expenses of $2.9 million due to higher bad debt expenses related to leasing revenue, partially offset by an increase in manufacturer promotional incentives and by a decrease in the number of vehicles in the vehicle rental and vehicle leasing fleet.

     Net vehicle depreciation expenses decreased by $14.6 million, or 6.9%, to $196.4 million in 1995. Vehicle depreciation for Dollar decreased $8.1 million, or 7.3%, due to a reduction in the number of vehicles in the rental and leasing fleet, partially offset by an increase in depreciation per unit. These expenses for Thrifty declined by $2.5 million due to a reduction in the number of vehicles in its rental and leasing fleet, partially offset by an increase in the depreciation per unit. Vehicle depreciation for Snappy decreased by $11.6 million due to its sale and increased by $7.6 million for Manatee due to an increase in the number of vehicles in its leasing fleet.

     Selling, general and administrative expenses were $123.4 million in 1995, down $19.7 million, or 13.8%, from 1994 due primarily to elimination of expenses resulting from the sale of Snappy and a reduction in bad debt, legal and other administration expenses partially offset by an increase in personnel expenses. These expenses were 20.3% of total revenues in 1995 compared to 21.9% in 1994.

     Net interest expense in 1995 declined by $4.7 million, or 5.6%, due primarily to lower debt required to finance the Group's vehicle fleet, partially offset by an increase in average interest rates from 1994.

     In September 1994, the Company sold Snappy, resulting in a $40.9 million loss. In addition, during 1994, Snappy reversed $7.0 million of restructuring charges accrued prior to 1994.

     The effective income tax rate for 1995 was 100.3%, which was negatively impacted by the amortization of cost in excess of net assets acquired and losses at TCL for which no income tax benefit was recorded. The effective tax benefit rate relative to 1994 losses was 20.1%. This rate reflected the negative impact of non-deductible expenses related to the amortization of cost in excess of net assets acquired of $11.5 million, losses at TCL for which no income tax benefit was recorded and the loss on the sale of Snappy.

LIQUIDITY AND CAPITAL RESOURCES

     Dollar Thrifty Group's U.S. and Canadian operations are funded by cash provided by operating activities and its financing arrangements. Its primary use of funds is to purchase revenue-earning vehicles. For the year ended December 31, 1996, the Group used $1.616 billion to purchase vehicles, which was partially offset by $1.242 billion in proceeds from the sale of used vehicles. For the nine months ended September 30, 1997, the Group used $1.467 billion to purchase vehicles, which was partially offset by $879 million in proceeds from the sale of used vehicles. This cash requirement was financed by cash from operations, increased vehicle financing facilities and the use of restricted cash dedicated to vehicle purchases.

     The Company expects the amount of cash required to purchase vehicles, net of proceeds from the sale of used vehicles, to increase in 1998 because rental fleets are increasing to meet anticipated rental demand. The Group expects to meet these cash requirements with cash provided from operations and increased vehicle financing facilities under the Financing Plan. The Group's need for cash to finance vehicles is highly seasonal and typically peaks in the second and third quarters of the year when fleet levels build up to meet seasonal rental demand. Fleet levels are lowest in the fourth quarter when rental demand is at a seasonal low. The Group also requires cash for non-vehicle capital expenditures. These expenditures totaled $17.8 million in 1996 and are estimated to be approximately $18 million in 1997 and approximately $35 million in 1998 and are expected to be financed with cash provided from operations. The 1998 capital expenditures include approximately $10 million for reservation, tour and other information systems. Non-vehicle capital expenditures are expected to be financed with cash provided from operations.

     To finance its U.S. vehicle fleet requirements, Dollar Thrifty Group has had an asset backed medium term note program and variable funding note program and a vehicle financing line of credit from Chrysler Financial Corporation. The Dollar fleet has been financed by the Chrysler Financial line of credit, which provided funding, at the prime rate less 1.5%, net of interest subsidies provided by Chrysler, of up to $1.031 billion in 1997 to finance the summer peak fleet size. Dollar Thrifty Group intends to refinance almost all of the Chrysler Financial financing and to finance future fleet growth by expanding its existing asset backed note program as described under "Financing Plan" below. The Thrifty fleet is financed by an asset backed note program, which included, at September 30, 1997, $190 million of 6.6% notes, $260 million of floating rate notes that bear interest at rates ranging from LIBOR plus .70% to LIBOR plus 1.25%, and $41 million of variable funding notes that bear interest at commercial paper rates plus program and bank fees. The funding capacity of the existing asset backed note program was $491 million at September 30, 1997, but had been expanded to $521 million to finance the 1997 summer peak fleet size by temporarily increasing the variable funding note program. The medium term notes and variable funding notes begin amortizing in September 1998, with $233.9 million due in 1998, $48.1 million due in 1999, $126.7 million due in 2000 and $67.3 million due in 2001. Dollar Thrifty Group intends to establish the Commercial Paper Program to refinance a portion of these notes and purchase vehicles as described under "Financing Plan" below.

     Dollar Thrifty Group finances its Canadian vehicle fleet under a lease agreement with CFI Auto Lease Trust, which has committed to $91.0 million of funding. This facility is a four-year commitment, which commenced in June 1996 and is supported by underlying bank financing that is required to be renewed annually by the Trust. Thrifty provides bank letters of credit in amounts up to $9.0 million to support this facility.

     Dollar Thrifty Group has a $35.0 million bank line of credit to provide additional working capital and letters of credit. At December 31, 1996, $27.0 million was drawn under this line and $3.8 million was used to provide letters of credit. The Group also has an arrangement with Chrysler under which the Group can advance excess cash to Chrysler as part of Chrysler's overall cash management program and Chrysler provides the Group with a $75 million working capital line of credit. Borrowings under the Chrysler line of credit for use by Dollar have been provided without interest charges. At December 31, 1996, the Group had no borrowings under the Chrysler line of credit and had advanced $38.3 million to Chrysler under the cash management program. The bank line and the arrangements with Chrysler will be replaced in connection with the Financing Plan.

     Dollar Thrifty Group also has significant requirements for bonds and letters of credit to support its insurance programs and airport concession obligations. At September 30, 1997, the Group had $184 million in bonds outstanding, of which $156 million supported insurance obligations. These bonds have been either provided by Chrysler Insurance Corporation or guaranteed by Chrysler. The Group believes the bonds that support insurance obligations could be reduced to approximately $73 million if replaced. Bonds that support airport concession and other commitments at September 30, 1997 were approximately $28 million. The Company expects that these financing requirements will continue to grow as airport concessions are renewed and as its insurance obligations increase. Chrysler's support of the Group in connection with these financing requirements will end at the time of the Offering. See "-- Financing Plan."

     The Group's core information systems are either designed to, or are being updated to, address the "Year 2000" issues that might otherwise result if such systems could not accommodate the date change at the turn of the century. The estimated total costs of completion of this project are $5 million.

  FINANCING PLAN

     The Company is implementing the Financing Plan, which includes the sale of shares by the Company in the Offering. The Financing Plan has the following elements:

     New Medium Term Notes

     The Group will expand its existing asset backed note program through the issuance of $900 million principal amount of New Medium Term Notes that will begin to amortize three years after issuance. The New Medium Term Notes will be secured by vehicles in the Group's fleet, by the Group's rights to payment under automotive manufacturers' residual value programs, by credit enhancement (including letters of credit issued under the Revolving Credit Facility and letters of credit provided by Chrysler pursuant to the Chrysler Credit Support Agreement) and by other collateral. The proceeds that the Group receives from the New Medium Term Notes will be used by a finance subsidiary of the Group to refinance almost all of Dollar's existing vehicle debt to Chrysler Financial Corporation and to purchase additional fleet vehicles from time to time. The Group does not currently intend to refinance its existing vehicle debt to Chrysler Financial for financing of shuttle buses, which totalled approximately $5 million as of September 30, 1997.

     Commercial Paper Program and Liquidity Facility

     The Company expects to establish, in the first quarter of 1998, the Commercial Paper Program of up to $615 million through a finance subsidiary and as part of its existing asset backed note program. The Company will use $255 million of the proceeds to refinance the portion of the Group's outstanding asset backed notes that amortizes from September 1998 to February 1999. The Company will use the remaining amount available under the Commercial Paper Program for fleet financing and to refinance asset backed notes from time to time.

     The Company will be required to establish a $545 million Liquidity Facility to support the Commercial Paper Program. The Liquidity Facility will provide the Commercial Paper Program with a backup source of funding if the Company's finance subsidiary is unable to refinance maturing commercial paper by issuing new commercial paper. The Liquidity Facility will be backed by the same assets and other credit enhancements that support the Commercial Paper Program.

     The Company expects to establish the Liquidity Facility on the basis of underwritten financing commitments from Credit Suisse First Boston (and its affiliates) and The Chase Manhattan Bank. Establishment of the Liquidity Facility is subject, among other things, to the Company's commercial paper receiving credit ratings of A-1 from Standard & Poor's Ratings Service and P-1 from Moody's Investors Service, Inc. The ongoing availability of the Commercial Paper Program will depend, among other things, on those ratings being maintained, the absence of events of insolvency and compliance with certain covenants.

     Chrysler Credit Support

     As part of the Financing Plan, Chrysler will provide credit support for the Group's fleet financing in the form of a letter of credit facility. The credit support will start at $50 million, but will be reduced to the extent the Company receives more than $10 million in net proceeds from the exercise of the over-allotment option. If those proceeds are $60 million or more, Chrysler's credit support would be eliminated. The Initial Support Amount will decline annually, beginning September 30, 1999, by the greater of 20% of the Initial Support Amount and 50% of the Group's excess cash flow. The Company may need to replace reductions in the Initial Support Amount with cash from operations or with borrowings or letters of credit under the Revolving Credit Facility. To secure reimbursement obligations under the Chrysler Credit Support Agreement, Chrysler will have liens on certain assets of the Group. See "Description of Certain Indebtedness."

     Offering of Shares by the Company

     The Company's sale of shares in the Offering is part of the Financing Plan. The net proceeds to the Company will be used to provide collateral for the fleet financing. If the over-allotment option granted to the U.S. Underwriters and the Managers is exercised, the additional net proceeds will be used for general corporate purposes. Those purposes include providing collateral for the Group's vehicle fleet financings that could reduce or possibly eliminate Chrysler's credit support.

     Revolving Credit Facility

     The Company will establish a new $215 million senior secured Revolving Credit Facility to provide letters of credit of up to $190 million and working capital borrowings of up to $70 million. The Group may not have more than $215 million of combined borrowings and letters of credit outstanding under the Revolving Credit Facility at any time. The Company may be required to use up to $30 million of letters of credit under the Revolving Credit Facility to back up and ultimately replace existing Chrysler guarantees and bonds issued on behalf of the Group. In 1998, the Company may also be required to use up to $40 million of letters of credit under the Revolving Credit Facility to provide credit support for the Group's fleet financing. Borrowings under the Revolving Credit Facility will bear interest at floating rates. See "Description of Certain Indebtedness -- The Revolving Credit Facility."

     The Company expects that the New Medium Term Notes will be issued and the Revolving Credit Facility and the Chrysler Credit Support Agreement will be in effect when the Offering is completed. The Company expects that the Commercial Paper Program and the Liquidity Facility will be implemented in the first quarter of 1998. The Company has obtained from Credit Suisse First Boston (and its affiliates) and The Chase Manhattan Bank underwritten financing commitments, subject to customary conditions, relating to the Revolving Credit Facility and the Liquidity Facility.

     The completion of the Offering is contingent upon the issuance of the New Medium Term Notes and the implementation of the Chrysler Credit Support Agreement and the Revolving Credit Facility.

     See "Risk Factors -- Substantial Debt; Interest Rate Risk."

INFLATION

     The increased acquisition cost of vehicles is the primary inflationary factor affecting the Group. Many of the Group's other operating expenses are also expected to increase with inflation. Management does not expect that the effect of inflation on the Group's overall operating costs will be greater for the Group than for its competitors.

NEW ACCOUNTING STANDARDS

     Recent pronouncements of the Financial Accounting Standards Board ("FASB"), which are not required to be adopted at this date, include Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS No. 131"), SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), SFAS No. 129, "Disclosure of Information about Capital Structure" ("SFAS No. 129") and SFAS No. 128, "Earnings Per Share" ("SFAS No. 128"). SFAS No. 131 requires that a public business enterprise report financial and descriptive information about its reporting segments on the same basis that it uses internally for evaluating segment performance and deciding how to allocate resources to segments. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS Nos. 129 and 128 specify guidelines as to the method of computation as well as presentation and disclosure requirements for earnings per share ("EPS"). The objective of these statements is to simplify the calculation and to make the U.S. standard for computing EPS more compatible with the EPS standards of other countries and with that of the International Accounting Standards Committee. Adoption of SFAS No. 128 is required for fiscal years ending after December 15, 1997. The other statements listed above are effective for fiscal years beginning after December 15, 1997 and earlier application is not permitted. The adoption of these statements will not have a material effect on Dollar Thrifty Group's consolidated financial statements.

                               INDUSTRY OVERVIEW

     The U.S. daily vehicle rental industry has two principal markets: the airport market and the local market. Vehicle rental companies that focus on the airport market rent primarily to business and leisure travelers. Vehicle rentals from airport locations account for the largest portion of vehicle rentals in the United States. Those companies focusing on the local market rent primarily to persons who need a vehicle periodically for personal or business use or who require a temporary replacement vehicle. Rental companies also sell used vehicles and ancillary products such as refueling services and loss damage waivers. The vehicle rental industry has been seasonal. The third quarter, during the peak summer months, has historically been the strongest quarter of the year in terms of numbers of vehicle rentals and rental rates.

     Vehicle rental companies typically incur substantial debt to finance the ongoing turnover of their fleets. They also typically acquire a majority of their fleets under manufacturer residual value programs that guarantee the resale value of Program Vehicles at particular times in the future. This allows a rental company to predict this important element of its cost structure. The Program Vehicles and the related obligations of the manufacturers are often used as collateral for the vehicle rental company's fleet financing.

     The domestic vehicle rental industry has experienced significant revenue growth over the past five years, following a period of reduced rental rates prompted by excess vehicle capacity. The economic recession in the United States from 1990 to 1992 led to decreased new vehicle demand and overcapacity among automotive manufacturers. The manufacturers offered significant purchase incentives to vehicle rental companies, enabling them to expand significantly the size of their fleets. This eventually resulted in excess capacity, intensified competition and depressed rental rates. As general economic conditions in the United States improved, the manufacturers increased their new vehicle prices and substantially reduced the incentives offered to fleet purchasers. Continued competitive pressure within the rental industry, however, constrained increases in average daily rental rates. The domestic vehicle rental industry is now experiencing improved profitability as oversupply conditions have lessened and average daily rental rates have increased.

     There have recently been significant changes in the ownership of the principal companies in the U.S. vehicle rental industry, several of which had been owned by domestic automotive manufacturers. HFS Incorporated purchased Avis Rent A Car, Inc. and subsequently sold 70% of Avis's equity to the public. Republic Industries Inc. acquired National Car Rental System, Inc. and Alamo Rent-a-Car, Inc. and Team Rental Group Inc. (renamed Budget Group, Inc.) acquired Budget Rent a Car Corporation from Ford Motor Company. Ford sold a minority interest in Hertz Corporation to the public. As a result, several of the major companies in the industry are publicly held and only Dollar and Thrifty remain wholly owned by a domestic automotive manufacturer. The Company believes these changes may lead to higher average rental rates as a result of increased industry focus on profitability and shareholder returns, rather than on transaction volume and market share.

                                    BUSINESS

OVERVIEW

     Dollar and Thrifty and their independent franchisees operate the Dollar and Thrifty vehicle rental systems. The Dollar and Thrifty brands represent a value-priced rental vehicle appealing to tourists and other leisure customers, including foreign tourists, and to small businesses and independent business travelers. As of September 30, 1997, Dollar and Thrifty had 872 locations in the United States and Canada of which 161 were company-owned stores and 711 were locations operated by franchisees. While Dollar and Thrifty have franchisees in countries outside the United States and Canada, revenues from these franchisees have not been material to the Group's results of operations.

     The businesses of Dollar and Thrifty complement each other, although they have different approaches to the vehicle rental market. In the United States, Dollar's main focus is operating company-owned stores located at major airports, and it derives substantial revenues from foreign tour and leisure rentals. Thrifty operates mainly through franchisees serving both the airport and local markets. Dollar derives a majority of its U.S. revenues from providing rental vehicles and services directly to rental customers, while Thrifty derives its revenues primarily from franchising fees and services. Thrifty's franchisees provide vehicles and services to the rental customer. Dollar incurs the costs of operating its company-owned stores and its revenues are directly affected by changes in rental demand. As Thrifty operates primarily through franchisees, it does not incur the costs of operating the franchised locations and does not generally deal directly with rental customers. Therefore, changes in levels of customer demand tend to affect Thrifty's results less quickly than those of Dollar.

     The Company is a Delaware corporation, wholly owned by Chrysler. It was incorporated on November 4, 1997 in connection with the Offering. It is the successor to Pentastar Transportation Group, Inc. Dollar was incorporated in 1965 and Thrifty was incorporated in 1950.

STRATEGY

     The Company's main objectives are to increase revenues and improve profitability by strengthening its value-priced brands. The key elements of this strategy are:

  CAPITALIZE ON CHANGING INDUSTRY DYNAMICS

     Information disclosed by publicly held U.S. vehicle rental companies and the Group's experience indicate that the U.S. vehicle rental industry is emerging from a period, ending in 1995, when rental rates did not keep pace with rising fleet costs. In addition, there have been recent changes in the ownership of the major U.S. vehicle rental companies, several of which had been owned by domestic automotive manufacturers. As a result, many of the major companies in the industry are now publicly held and only Dollar and Thrifty remain wholly owned by a domestic automotive manufacturer. These ownership changes may lead to higher average rental rates as a result of increased industry focus on profitability and shareholder returns, rather than on transaction volume and market share. The Group would benefit from higher rental rates, particularly in markets where it has a strong position.

     The Company believes there may be opportunities to add smaller independent and regional rental operators as franchisees. Opportunities would occur to the extent these operators decide there are benefits in becoming franchisees of a national brand such as Dollar or Thrifty. These benefits include better access to vehicle supply, more attractive financing, national marketing programs and newer technology.

  BUILD ON THE COMPANY'S NICHES IN THE VEHICLE RENTAL MARKET

     Value-Priced Brands

     The Dollar and Thrifty brands are identified with the Group's strategy of offering value-priced rental vehicles that are comparable to those offered by the Group's principal competitors. Dollar and Thrifty service a wide variety of leisure and discretionary customers from airport, near airport and local market locations.

     Dollar's Leisure Market Position

     Dollar intends to build on its strong position in the leisure rental market. Dollar focuses mainly on the leisure market and tour operators. Of Dollar's rental revenues in 1996, approximately 80% were derived from operations in Florida, California, Hawaii and Nevada. The Company plans to expand Dollar's international tour business because the Company believes that the trend over the past five years of increasing numbers of overseas tourists visiting the United States will continue.

     Dollar has significant relationships with foreign tour operators, especially those in the United Kingdom and has systems and facilities specifically designed to provide a high level of service to this market segment. Dollar plans to expand and add to its relationships with major tour operators. Rentals to tour customers have certain advantages. Tour customers tend to reserve vehicles earlier than other customers, rent them for longer periods and cancel reservations less frequently. Dollar plans to focus on tour operator opportunities where its current market share is low, particularly from certain countries in Western Europe and in Latin America.

     Thrifty's Local Market Position

     Thrifty's company-owned stores and its franchisees derive approximately half of their combined rental revenues from the airport market and half from the local market. Thrifty's competitors usually focus on only one of these markets. The local market has grown faster than the airport market and generally has had less pricing pressure. In addition, local market locations usually have lower costs and a more diverse customer base. Management believes that the local market, where competition is based on location, service and customer relationships, is well-suited to Thrifty's franchise strategy, which emphasizes local ownership and operation. Thrifty plans to increase its local presence through growth in the operations of existing franchisees and addition of new franchisees.

  CAPITALIZE ON OPPORTUNITIES FOR OPERATING EFFICIENCIES

     Dollar and Thrifty operate as separate companies and serve the vehicle rental market in different ways. The Company believes that as an independent company it can improve efficiency and reduce costs by taking advantage of its joint ownership of Dollar and Thrifty. Opportunities include pursuing volume discounts in connection with the purchase of advertising, insurance and certain information systems, consolidating some administrative functions and sharing Group facilities. Additional opportunities involve coordinating used car disposal, transferring vehicles between fleets to address short-term variations in regional rental demands, developing joint training programs and referring overflow customers from one system to the other.

  INVEST IN STRATEGIC INFORMATION AND RESERVATION SYSTEMS

     Since the beginning of 1995, Dollar Thrifty Group has made capital investments and other expenditures totalling $22.8 million for reservation, tour and other information systems. It plans to make capital expenditures of approximately $10 million in these systems during 1998. Dollar, which has a much larger proportion of company-owned stores than Thrifty, plans to invest in centralized rental processing, inventory control, revenue management and other systems. These investments are intended to improve operational control, fleet utilization, rental rates and customer service. Because Thrifty has a high proportion of franchisees, it plans to support its franchisees' operations by offering uniform automated systems and customer service programs. These investments will also enable Dollar to introduce, and Thrifty to improve, customer frequency and loyalty programs.

  EXPAND INTERNATIONAL OPERATIONS

     Dollar plans to use commercial arrangements with a foreign independent vehicle rental company to expand use of its brands abroad and as a means of promoting additional rentals from in-bound travelers. Dollar has recently entered into an agreement with Europcar International, S.A., an independent European vehicle rental company. The agreement provides that each company will accept rental reservations in its geographical area made through the other. In addition, Dollar and Thrifty may license foreign vehicle rental companies as master franchisees for specific countries or regions. Thrifty may also offer vehicle leasing and other services to its international franchisees.

  DEVELOP OPPORTUNITIES FOR BUSINESS EXPANSION INTO RELATED AREAS

     The Company believes that its experience in fleet leasing and management, used car disposal and franchising provides it with opportunities for expansion. These opportunities include leasing vehicles to small companies and individuals, entering into joint ventures or other arrangements with publicly held new car dealer groups, used car superstores and auto auctions and using Dollar Thrifty Group's existing telecommunications capacity to provide telemarketing services. Management believes the Company will be better able to pursue these opportunities when it is an independent company.

     Thrifty is developing a new brand, DriveWise, for the rental of used vehicles. DriveWise would add a new source of franchise and related revenues. Thrifty would enter into separate franchise arrangements for DriveWise. Thrifty is currently conducting a pilot program for DriveWise in Louisville, Kentucky.

  LINK COMPENSATION TO PERFORMANCE TO ENCOURAGE GROWTH

     The Company's executive compensation program is designed to provide for management incentives based on profitability, increases in shareholder value and other performance criteria. In addition, Dollar and Thrifty have incentive plans that provide for management compensation based on operating performance and that reward company-owned stores' management based on the achievement of performance-related objectives. The Company believes that linking incentive compensation to such performance criteria should result in increased revenues and improved profitability.

DOLLAR

  GENERAL

     Dollar's main focus is on serving the airport vehicle rental market, which is composed of business and leisure air travelers. The majority of its locations are on or near airport facilities. Dollar operates primarily through company-owned stores in the United States, and also licenses its service marks to independent franchisees in the United States and abroad. All of its Canadian and international operations are franchised.

     Dollar's line of services and products includes fleet leasing, marketing, centralized reservations, counter automation, insurance, central billing, supplies and training and operational support. Dollar's company-owned stores and franchisees rent vehicles on a daily, weekend, weekly and monthly basis, at varying rates depending on cost and other competitive factors in each location's market. In addition to vehicle rentals, Dollar and its franchisees sell ancillary products and rent supplemental equipment. To meet seasonal and other demand changes, Dollar shifts vehicles among its company-owned stores and U.S. franchisees. Revenues from Dollar's franchisees outside the United States and Canada have not been material to its results of operations.

     As of September 30, 1997, Dollar's vehicle rental system included 272 locations in the United States and Canada, consisting of 100 company-owned stores and 172 that were operated by franchisees, and 804 international franchisee locations. Dollar's total revenue was $499 million in 1996, of which $439 million (88%) was generated by company-owned stores and $60 million (12%) was revenue from Dollar franchisees for vehicle leasing fees and other service and product fees. Company-owned store revenue was 91% of Dollar's total revenue for the nine-month period ended September 30, 1997.

     Dollar operates primarily through company-owned stores, and where appropriate through franchisees, in the 50 largest U.S. airport vehicle rental markets, in key U.S. leisure destinations and in other U.S. locations that it believes can be operated profitably. Dollar has company-owned stores in 35 of those 50 airport markets and franchisees in the remaining 15. When opportunities arise, Dollar may acquire operations from franchisees and convert them to company-owned stores. Dollar converted one franchised operation to a company-owned operation in 1994, two in 1995, four in 1996 and three in the first nine months of 1997. Dollar generally has rights of first refusal on the sale of a franchised operation.

  COMPANY-OWNED STORES

     Dollar believes that having company-owned stores in most of the largest 50 airport markets and other key markets enhances its ability to manage its vehicle rental system and fleet. Dollar can implement company-owned store marketing and pricing strategies to focus on discretionary leisure and business travelers, reduce costs through bulk purchasing, apply company-owned store performance benchmarks and develop and implement best practice company-owned store management techniques nationwide. Its company-owned stores network also allows Dollar to offer customers one-way rentals between stores.

     Dollar divides its company-owned store operations into four U.S. regions. Florida is a separate region due to its size and the concentration of international tour and domestic leisure business. Due to its location, Hawaii is also a separate region. The continental United States, apart from Florida, is divided into East and West regions.

     Vehicle rentals by customers of foreign and U.S. tour operators generated approximately 36% of Dollar's company-owned store rental revenues in 1996. These rentals are usually part of tour packages that also include air travel and hotel accommodations. Rentals to tour customers have certain advantages. Tour customers tend to reserve vehicles earlier than other customers, rent them for longer periods and cancel reservations less frequently. Dollar has significant relationships with foreign and domestic tour operators that resulted in $150.6 million in 1996 tour rental revenue, of which $94.5 million and $37.8 million were derived from its Florida and Hawaii regions, respectively. Additional tour revenue has been generated at other Dollar locations as foreign tourists have expanded the range of U.S. destinations they visit.

     Dollar is the exclusive U.S. vehicle rental company for three of its four largest foreign tour operator accounts. Its arrangement with the remaining foreign tour operator account is non-exclusive. The agreements for these four accounts expire from March 31, 1998 to October 31, 2003. No single foreign tour operator account generated in excess of 5% of the Group's 1996 revenues.

     As of September 30, 1997, Dollar had vehicle rental concessions for company-owned stores at over 53 airports in the United States. Its payments for these concessions are usually based upon a specified percentage of airport-generated revenue, subject to a minimum annual fee, and sometimes include fixed rent for terminal counters or other leased properties and facilities.

     Services and Products Provided to Rental Customers

     Worldwide Reservation System. Dollar has continuously staffed reservation facilities at its headquarters in Tulsa, Oklahoma and in Plantation, Florida, and plans to open a new reservation facility in Tahlequah, Oklahoma in 1998. Both of Dollar's current reservation facilities, as well as the major U.S. airline global distribution systems, are linked to Dollar's worldwide reservation computer and telecommunications system, which is also located in Tulsa, Oklahoma. Dollar's reservation facilities processed seven million reservation telephone calls during 1996. Approximately half of Dollar's 1996 non-tour vehicle rentals were booked by travel agents through airline distribution systems. Dollar has preferred supplier agreements with many major travel agency chains and travel consortia.

     Supplemental Equipment and Optional Products. Dollar rents ski racks, mobile telephones, baby seats and other supplemental equipment and, subject to availability and applicable local law, makes available loss damage waivers and insurance. Dollar also offers disabled customers hand control-equipped cars at no extra charge.

     Instant Return. Dollar offers customers instant return service at the majority of its U.S. airport company-owned stores. When a customer returns a vehicle at one of these locations, a representative meets the customer and provides a receipt from a hand-held computer terminal.

     Information Systems

     Dollar depends upon a number of core information systems to operate its business. Its worldwide reservation system has rate management applications. The counter automation system in Dollar's company-owned stores facilitates the sale of additional products and services and allows Dollar to monitor its fleet and financial assets. Dollar expects that nationwide introduction in company-owned stores of Dollar's new rental counter automation system, FASTLANE, will be completed in 1998. FASTLANE is currently being adapted to serve Dollar's tour customers. Dollar is also developing a revenue management system with Aeronomics, Inc., a leading supplier of such systems, for introduction in Dollar's company-owned stores starting in the first quarter of 1998 and for franchise locations starting in 1999. The initial version of this system is being designed to enable Dollar to better determine rental demand based on historical reservation patterns and adjust its rental rates accordingly. Dollar has engaged The SABRE Group, Inc. ("SABRE"), a leader in electronic distribution systems for the travel industry, to manage and monitor its data center network and its daily information processing.

     Dollar's core information systems are either designed to, or are being updated to, address the Year 2000 issues that might otherwise result if the systems could not accommodate the date change at the turn of the century. Dollar has secondary communications lines and a disaster recovery plan for its worldwide reservation center and, after the SABRE transition, all of Dollar's key systems will be housed in an underground facility in Oklahoma designed to withstand disasters.

     Customer Service and Employee Training

     Dollar has programs at its headquarters and in company-owned stores to improve customer service. Customer First!, Dollar's quality improvement program, involves establishing a team at each vehicle rental location that is accountable for customer satisfaction. Dollar's customer service center measures customer satisfaction, tracks service quality trends, handles customer complaints and provides recommendations to Dollar's senior management and vehicle rental location supervisors. Dollar conducts initial and ongoing training for company-owned store and franchisee employees through education centers in San Francisco, Tulsa and Newark. Dollar plans to open additional centers in Houston, Denver, Los Angeles and Chicago.

     Orlando Operations

     Central Florida, with its tourist attractions, is the most important leisure destination for Dollar. Dollar's company-owned store at Orlando International Airport has a mix of tour and other business. Dollar also operates a facility at the Orlando Sanford International Airport, 25 miles north of Orlando, which mainly serves charter flights. This facility, which was designed to handle tour customers, has 42 rental stations and parking for approximately 1,600 vehicles.

  FRANCHISING

     United States and Canada

     Approximately 12% of Dollar's 1996 revenues in the United States and Canada consisted of fees and other revenues from its franchisees. Dollar sells its U.S. franchises on an exclusive basis for specific geographic areas. Most franchisees are located at or near airports that generate a lower volume of vehicle rentals than the airports served by Dollar's company-owned stores. Dollar also makes a fleet leasing program available to its U.S. franchisees, which in 1996 accounted for 8% of Dollar's total revenue. See "-- Fleet Acquisition and Management -- Fleet Leasing Programs."

     Dollar licenses its franchisees to use Dollar's service marks in the vehicle rental and leasing, parking and used car sales businesses. Franchisees pay Dollar an initial franchise fee generally based on the population, number of airline passengers, total airport vehicle rental revenues and the level of any other vehicle rental activity in the franchised territory, as well as other factors.

     System Fees. In addition to an initial franchise fee, each U.S. franchisee is required to pay Dollar a system fee equal to 6% of gross rental revenue on a monthly basis. Dollar has announced that system fees for substantially all of its airport franchisees will rise to 7% in 1998 and to 8% in 1999.

     Franchisee Services and Products. Dollar makes insurance coverage available to its franchisees and provides them with training and operational assistance, site selection guidance, vehicle damage recovery and claims management advice, assistance and programs and sales, image and standards guidance. Dollar also provides them with fleet planning and customer satisfaction programs and sells them certain Dollar-branded supplies. In addition, Dollar offers its franchisees rental rate management analysis and programs under which

Dollar handles warranty claims processing, corporate account and tour billing and travel agent commission payments. Dollar franchisees are connected to, and pay Dollar a fee for, each reservation made through Dollar's worldwide reservation system.

     International

     Dollar's vehicle rental locations outside the United States are operated by master franchisees, direct franchisees and subfranchisees. Master franchisees are authorized to use Dollar's service marks in territories in which they operate directly or through subfranchisees, and are responsible for promoting the Dollar brand name and its services and products and for developing and supporting their direct operations and subfranchisees. Dollar's revenues from international franchise operations were less than 1% of 1996 total revenue.

     As of September 30, 1997, Dollar had franchised operations located abroad in 62 countries. In Canada, Dollar's two master franchisees directly operate or subfranchise 42 on- and off-airport locations. Dollar has agreed to terminate the franchise arrangement with its master franchisee for Europe, Africa and the Middle East effective January 31, 1998 for locations in certain European countries and not later than October 31, 1998 elsewhere. Dollar has recently entered into an agreement with Europcar International, S.A., an independent European vehicle rental company, which will be effective February 1, 1998. The agreement provides that each company will accept rental reservations in its geographical area made through the other.

  MARKETING

     National Advertising and Promotion

     Dollar's primary marketing objective is to convey to cost conscious leisure and business travelers that Dollar is committed to providing lower-priced vehicle rentals than its competitors. Dollar also emphasizes its operations in Florida, California, Hawaii and Nevada, where Dollar has a higher share of the leisure rental market than in other locations. Dollar's national advertising programs build on these themes through weekly advertisements in U.S. Sunday newspaper travel sections and weekly advertisements in USA Today. Dollar also advertises on U.S. broadcast and cable television networks, promoting its low rates and on-airport convenience. Dollar spends approximately 5% of its annual total revenues on marketing, advertising, public relations and sales promotions. Dollar has national marketing partnerships with major U.S. airlines' frequent flier programs in order to attract customers who value frequent flier awards as well as low vehicle rental rates.

     Dollar encourages franchisees, as well as local management of company-owned stores, to develop local market relationships and retail sales initiatives that coordinate with Dollar's national advertising programs. Dollar makes available print and broadcast advertising materials to franchisees for use in local markets, and pays a promotional allowance for qualifying advertising expenditures to the franchisees that participate in Dollar's fleet program.

     Strategic Marketing Efforts

     Travel agencies book slightly over 50% of Dollar vehicle rentals through the major U.S. airline global distribution systems. Major travel agency chains and consortia operate under preferred supplier agreements with Dollar, as they do with other vehicle rental companies, and are supported by Dollar's sales department. Under its preferred supplier arrangements, Dollar provides these travel agency groups additional commissions or lower prices in return for their featuring Dollar in their advertising or giving Dollar a priority in their reservation systems. In general, these arrangements are not exclusive to Dollar, and many travel agency groups have similar arrangements with other vehicle rental companies.

SUMMARY OPERATING DATA OF DOLLAR

                                                                                          NINE MONTHS
                                                         YEARS ENDED DECEMBER 31,            ENDED
                                                     --------------------------------    SEPTEMBER 30,
                                                       1994        1995        1996          1997
                                                     --------    --------    --------    -------------
                                                                      (IN THOUSANDS)
REVENUES:
  Company-owned stores (excluding Florida)........   $145,731    $155,345    $237,672      $ 242,630
  Florida Region company-owned stores.............    157,132     159,513     201,209        191,247
  U.S. and Canada franchisees.....................     80,654      64,092      55,294         38,652
  International franchisees.......................      1,952       2,566       2,400          2,728
  Other...........................................      1,770         418       2,595          2,300
                                                     --------    --------    --------    -------------
  Total revenues..................................   $387,239    $381,934    $499,170      $ 477,557
                                                     ========    ========    ========     ==========

                                                            AS OF DECEMBER 31,               AS OF
                                                     --------------------------------    SEPTEMBER 30,
                                                       1994        1995        1996          1997
                                                     --------    --------    --------    -------------
RENTAL LOCATIONS:
  Company-owned stores (excluding Florida)........         47          56          72             78
  Florida Region company-owned stores.............         22          22          23             22
  U.S. and Canada franchisee locations............        216         201         175            172
FRANCHISEES:
  U.S. and Canada.................................         87          78          68             73
  International...................................         21          45          45             47

THRIFTY

  GENERAL

     Thrifty's main focus is on franchising and franchise support services. Thrifty also operates a limited number of company-owned stores in the United States and Canada. Thrifty's company-owned stores and its franchisees derive approximately half of their combined rental revenues from the airport market and half from the local market. Thrifty's approach of serving both the airport and local markets within each territory allows many of its franchisees and company-owned stores to have multiple locations to improve fleet utilization and profit margins by moving vehicles among locations to better address differences in demand between their markets. As airports have begun to institute fees for vehicle rental companies located outside their properties, or limited these companies' access to airport travelers, some Thrifty franchisees have moved to on-airport locations. Thrifty believes that the local market offers Thrifty's franchisees and company-owned stores better growth opportunities, less pricing pressure, a lower cost structure and a more diverse customer base than the airport market.

     As of September 30, 1997, Thrifty's vehicle rental system included 600 rental locations in the United States and Canada, divided between 539 franchisee locations and 61 company-owned stores. The Thrifty system also included 308 locations abroad, all of which were franchisee locations. Thrifty's total revenue was $204.9 million in 1996, of which $141.4 million (69.0%) was revenue from franchisees in the form of fleet leasing fees, commissions and other service and product fees and $63.5 million (31.0%) of which was generated by company-owned stores. Revenues from Thrifty's franchisees outside the United States and Canada have not been material to its results of operations.

  FRANCHISING

     United States

     Thrifty's U.S. franchisees are the core of its operations and are essential to its long-term profitability and growth. Thrifty offers its franchisees a full line of services and products not easily or cost-effectively available from other sources. Thrifty actively promotes franchisee financial stability and growth and seeks opportunities to enhance its vehicle rental system by improving its services to franchisees, particularly its fleet leasing programs, and by developing new franchisee revenue opportunities, such as airport parking, used car sales and truck rental. Thrifty also works closely with its U.S. franchisees in formulating and implementing marketing and operating strategies.

     Thrifty licenses its U.S. franchisees to use its service marks and participate in its various services and systems. Franchisees pay Thrifty an initial franchise fee based on such factors as the population, the number of airline passengers, and total airport vehicle rental revenues and the level of any other vehicle rental activity in the franchised territory. Franchises are sold on an exclusive basis for a specific geographical territory, usually a city or metropolitan area. Over the past five years, Thrifty's franchisee turnover has averaged approximately 10% per year, with an average of 19 terminations and 24 new sales (including new territories added to existing franchise agreements) per year.

     Initial Franchise Fees, System Fees and Advertising Fees. Thrifty's initial franchise fees are negotiated on a case-by-case basis, and may be structured to promote expansion of an existing franchisee's operations into a contiguous area. In addition to the initial franchise fee, its U.S. franchisees pay Thrifty an administrative fee which is generally 3.0% of base rental revenue, excluding ancillary products.

     U.S. franchisees also pay an advertising fee ranging from 2.5% to 5.0% of base rental revenue to a separate advertising fund managed jointly by franchisees and Thrifty management. Thrifty has implemented, and may implement in the future, special short-term reductions in system and advertising fees to encourage growth.

     For the nine months ended September 30, 1997, Thrifty's five largest U.S. franchisees generated administration, fleet leasing, reservation and other fees to Thrifty totaling approximately 18.0% of Thrifty's total revenue.

     Marketing to Prospective Franchisees. The number of Thrifty's U.S. franchisees decreased from 186 at the end of 1994 to 178 at September 30, 1997, but the number of locations increased from 423 to 433. Thrifty has developed programs to attract additional franchisees during this period of consolidation in the vehicle rental industry. Programs include attracting independent vehicle rental companies with phased-in fees and competitive fleet leasing terms, assisting individuals experienced in vehicle rental operations to operate their own franchises through financial assistance, start-up fleet supply and other support, and encouraging existing franchisees to acquire and expand into neighboring territories by offering fleet incentives, reduced administrative and advertising fees and lower initial franchise fees for additional territories.

     Fleet Leasing Program. Thrifty has a fleet leasing program for franchisees that it believes provides them with a competitive and flexible source of fleet vehicles. In 1996, fleet leasing fees accounted for approximately 55% of Thrifty's total revenue. See "-- Fleet Acquisition and Management -- Fleet Leasing Programs."

     Training and Support. Thrifty's franchisees receive required initial orientation, and ongoing training, in areas such as customer service and hiring. In early 1997, Thrifty began implementing its "True Blue Pride Initiative" to identify areas requiring customer service improvements and to implement new standards to deliver faster and friendlier service. This initiative emphasizes the role that franchise customer service employees should have in identifying and resolving customer complaints. New programs that have been developed as part of the initiative include Thrifty's frequent renter program, Blue Chip, which provides for preprinted rental contracts and expedited service.

     Thrifty also publishes a comprehensive operating manual for franchisees and provides operational support in areas such as cost control, fleet planning, revenue management and local advertising and marketing. Thrifty also assists franchisees on real estate matters, including site selection and airport facility issues.

     Worldwide Reservation Center and Other Information Systems. Thrifty's franchisees benefit from Thrifty's continuously staffed worldwide reservation center at its headquarters in Tulsa, Oklahoma, which in 1996 processed approximately 4.4 million telephone calls and 1.4 million reservations. The center is also linked to all of the major U.S. airline reservation systems and through them to travel agencies in the United States, Canada and abroad. The center is a key means of marketing the Thrifty system to consumers and travel agents and informing them about the system's vehicle rental rates, products, promotions and services. Thrifty franchisee payments for reservations made through the center accounted for approximately 3% of Thrifty's 1996 total revenues.

     U.S. franchisees receiving a certain volume of reservations are required to use an approved automated counter system, usually leasing or subleasing the related hardware and software from Thrifty or a third-party leasing agent. In addition to providing an electronic data link with Thrifty's worldwide reservation center, the automated counter system prints rental agreements and provides Thrifty and its franchisees with customer and vehicle inventory information and financial and operating reports.

     Thrifty supports its information systems through a combination of internal resources and external technology providers. Thrifty has engaged SABRE to manage and monitor its data center network and its daily information processing. Reservation applications systems will continue to be serviced by Perot Systems Corporation ("Perot"). The arrangements with Perot give Thrifty access to technical resources through the year 2000, thereby providing a greater level of assurance that Thrifty can meet its need to maintain and improve important applications. Other information systems are supported by Thrifty employees.

     Thrifty's core information systems are either designed to, or are being updated to, address the Year 2000 issues that might otherwise result if the systems could not accommodate the date change at the turn of the century. Thrifty has secondary communications lines and a disaster recovery plan for its worldwide reservation center and all of Thrifty's key systems are housed in an underground facility in Oklahoma designed to withstand disasters.

     Insurance, Supplies and National Account Programs. Thrifty makes available to its franchisees for a fee insurance for death or injury to third parties, property damage and damage to or theft of franchisee vehicles.

     Thrifty makes bulk purchases of items used by its franchisees, which it sells to franchisees at prices that are often lower than they could obtain on their own. Thrifty also negotiates national account programs to allow its franchisees to take advantage of volume discounts for many materials or services used for operations such as tires, glass replacement, long distance telephone service and overnight mail.

     Parking Services. Airport parking operations are a useful complement to vehicle rental operations. Thrifty encourages its franchisees that have near-airport locations to add this ancillary business. Thrifty assists its franchisees in obtaining additional property and in planning and implementing parking operations. Franchisees benefit since the Thrifty service marks are already on the premises, shuttle buses are already being operated for rental customers and parking operations increase service levels and recognition at the airports. Franchisees with parking operations may also offer ancillary services such as car washes and oil changes to create additional opportunities to service the vehicle while the traveler is away.

     Services and Products Provided to Rental Customers. Thrifty's franchisees provide their customers with products and services substantially similar to those provided to customers by Dollar's company-owned stores.

     International (Except Canada)

     As of September 30, 1997, Thrifty master franchisees operated 308 vehicle rental locations in 61 countries and territories outside the United States and Canada. Regions with Thrifty franchisees include Latin America, Europe, the Middle East and the Asia-Pacific region. Thrifty seeks to attract international franchisees by emphasizing Thrifty's uniform image, brand marketing efforts, worldwide reservation system and consistent vehicle rental system practices and procedures.

     Thrifty grants master franchises on a countrywide basis. Each master franchisee is permitted to use directly and subfranchise others to use Thrifty's service marks, systems and technologies within its country or territory.

  COMPANY-OWNED STORES

     Thrifty typically establishes company-owned stores upon the financial failure of a franchisee. Thrifty uses company-owned stores to preserve its presence in key markets. As opportunities arise, these locations are refranchised. During 1996, Thrifty reduced the number of cities in which it operates company-owned stores from ten to seven in the United States by granting new franchises. The services and products Thrifty provides to company-owned stores and those provided by company-owned stores to vehicle rental customers are substantially similar to those provided to and by Thrifty's U.S. franchisees.

  CANADIAN OPERATIONS

     Thrifty operates in Canada through its wholly owned subsidiary, Thrifty Canada, Ltd. TCL operates company-owned stores in the four largest airport vehicle rental markets in Canada and encourages franchisees to operate in the remaining markets. As of September 30, 1997, the TCL system included 135 vehicle rental locations, of which 106 were operated by franchisees and 29 were operated as company-owned stores.

     Company-Owned Stores

     TCL's company-owned store operations include four strategic airports:
Toronto, Montreal, Vancouver and Calgary. These operations are important to maintaining a national, airport presence in Canada, where TCL has significant airport concession and lease commitments. Historically, TCL's operating results have been adversely affected by losses incurred by company-owned stores. TCL plans to improve company-owned store operations by focusing on fleet management, personnel productivity, rate management and revenue growth.

     Franchising

     TCL provides services and products to its franchisees that are substantially similar to those Thrifty provides to its U.S. franchisees, including fleet leasing, insurance services, advertising and marketing support and supplies. Due to the structure of the Canadian vehicle rental market, which has a greater proportion of vehicle rental activity from on-airport locations than off-airport locations as compared to the United States, Thrifty has sought to strengthen its airport presence in Canada by encouraging existing and prospective franchisees to locate on-airport.

     Canadian franchisees pay TCL a combined monthly administrative and advertising fee fixed in most cases at 8% of rental revenues. During 1996, TCL incurred a $3.2 million charge for bad debts primarily as a result of terminating 21 franchised operations in 1996 and 1997.

  MARKETING

     Thrifty's marketing strategy is to position the Thrifty system as an industry leader in delivering value for cost-conscious consumers. In the United States it implements this strategy primarily through national advertising and promotion, assistance to U.S. franchisees in local advertising, promotion and sales and strategic marketing partnerships.

     Advertising, Promotion and Sales

     Thrifty employs national advertising on U.S. broadcast and cable television networks and in newspapers and travel industry and airline magazines. Thrifty also sponsors sports and other events to increase national exposure and promote local Thrifty operations. In the United States, Thrifty's national advertising and marketing expenses are paid out of an advertising fund managed by a national advertising committee consisting of representatives of Thrifty's franchisees and certain members of Thrifty's management. U.S. franchisees and company-owned stores contribute 5.0% of their base rental revenue from airport operations and 2.5% of their base rental revenue from local operations to the advertising fund.

     Franchisees and company-owned stores are also required to spend an additional 3% of their base rental revenue on local advertising and promotion. Thrifty has a local sales department that assists franchisees in developing their local markets. Thrifty also provides an allowance for qualifying local advertising, promotion and sales expenditures to U.S. franchisees that participate in Thrifty's fleet leasing program. In the 1997 model year, franchisees and company-owned stores earned an aggregate allowance of approximately $7.1 million.

     Strategic Marketing Efforts

     Thrifty's approach of targeting value-conscious consumers includes strategic marketing partnerships, such as those it has with Montgomery Ward in the United States, Canadian Tire in Canada and Ryder Truck Rental throughout North America. Thrifty also has frequency-based marketing relationships with numerous airlines and hotel chains. Since a significant portion of Thrifty's rentals system-wide result from travel agency reservations, Thrifty maintains its relationships with travel agency chains and consortia through preferred supplier agreements, travel agent advertising and other efforts. Under its preferred supplier arrangements, Thrifty provides these travel agency groups additional commissions or lower prices in return for their featuring Thrifty in their advertising or giving Thrifty a priority in their reservation systems. In general, these arrangements are not exclusive to Thrifty, and many travel agency groups have similar arrangements with other vehicle rental companies.

SUMMARY OPERATING DATA OF THRIFTY

                                                                                          NINE MONTHS
                                                         YEARS ENDED DECEMBER 31,            ENDED
                                                     --------------------------------    SEPTEMBER 30,
                                                       1994        1995        1996          1997
                                                     --------    --------    --------    -------------
                                                     (IN THOUSANDS)
REVENUES:
  U.S. and Canada franchisees.....................   $144,812    $147,068    $138,809      $ 119,863
  U.S. and Canada company-owned stores............     64,601      63,733      63,522         52,561
  International franchisees.......................      1,996       1,927       2,606          2,013
                                                     --------    --------    --------    -------------
                                                     $211,409    $212,728    $204,937      $ 174,437
                                                     ========    ========    ========     ==========

                                                            AS OF DECEMBER 31,               AS OF
                                                     --------------------------------    SEPTEMBER 30,
                                                       1994        1995        1996          1997
                                                     --------    --------    --------    -------------
RENTAL LOCATIONS:
  U.S. and Canada franchisee locations............        557         519         554            539
  U.S. and Canada company-owned stores............        100          84          61             61
FRANCHISEES:
  U.S. and Canada.................................        258         247         248            235
  International...................................         45          48          48             59

FLEET ACQUISITION AND MANAGEMENT

  VEHICLE SUPPLY

     For the 1997 model year, Chrysler vehicles represented over 87% of Dollar's U.S. fleet and 99% of the vehicles in its fleet leasing program for franchisees. Dollar also purchases vehicles from other automotive manufacturers, permitting it to adjust somewhat the composition and overall cost of its fleet. Chrysler vehicles made up substantially all of the vehicles in Thrifty's fleet leasing program. The Company expects that for the 1998 model year, Chrysler vehicles will represent over 90% of Dollar's U.S. fleet and 95% of the vehicles in its fleet leasing program, and substantially all of the vehicles in Thrifty's fleet leasing program.

     For the 1997 model year, Chrysler Program Vehicles represented approximately 70% of the vehicles in Dollar's and Thrifty's respective fleets and approximately 93% and 70% of the vehicles in their respective fleet leasing programs. Chrysler sets the terms of its residual value program before the start of each model year. The terms include monthly depreciation rates, minimum and maximum holding periods and mileages, model mix requirements and vehicle condition and other return requirements. The residual value program enables Dollar and Thrifty to limit their residual value risk with respect to Program Vehicles because Chrysler agrees to reimburse Dollar and Thrifty for any difference between the aggregate gross auction sale price of the Program Vehicles for the particular model year and the vehicles' aggregate predetermined residual value. Under the program, Dollar and Thrifty must sell the Program Vehicles in closed auctions to Chrysler dealers. Dollar and Thrifty are reimbursed under the program for certain transportation and auction-related costs and have generally experienced lower depreciation rates for Program Vehicles than if they had sold them in the used vehicle market.

     Dollar and Thrifty also purchase Non-Program Vehicles, for which they bear the full residual risk because the vehicles are not covered by any manufacturer's residual value program. They do so when required by manufacturers in connection with the purchase of Program Vehicles. They also do so when they believe there is an opportunity to lower their fleet or fleet leasing costs or to fill model and class niches not available through residual value programs. Chrysler, which is the main provider of Non-Program Vehicles to Dollar and Thrifty, does not set any terms or conditions on the resale of Non-Program Vehicles other than requiring minimum holding periods.

     Dollar Thrifty Group's operating results are materially affected by the depreciation rates and other purchase terms provided under Chrysler's residual value program, as well as by other purchase incentives Chrysler provides. The percentage of vehicles acquired under Chrysler's and other manufacturers' residual value programs in the future will depend upon several factors, including the availability and cost of these programs. See "Risk Factors -- Market Risk on Vehicle Disposition."

     Chrysler has been Dollar's and Thrifty's principal supplier of vehicles. In 1996, Chrysler began operating under separate five-year vehicle supply arrangements that were formalized in 1996 and 1997 in separate vehicle supply agreements with Thrifty and Dollar ("VSAs"). Chrysler has agreed to make specified volumes of Chrysler vehicles available to Dollar and Thrifty through July 2001. Dollar and Thrifty may purchase them for use by company-owned stores or in their fleet lease programs. Dollar and Thrifty have agreed to promote Chrysler vehicles exclusively in their advertising and other promotional materials. Chrysler has agreed to make various promotional payments to Dollar and Thrifty, some of which vary based on the volume of vehicles purchased. These payments are material to Dollar Thrifty Group's results of operations. See Note 5 of Notes to Consolidated Financial Statements.

     The VSAs provide that Dollar and Thrifty will each purchase at least 80% of its vehicles from Chrysler until a certain minimum level is reached. Also, certain minimum numbers of vehicles must be Program Vehicles. While Chrysler has the sole discretion to set the specific terms and conditions of its residual value program for a model year, it has agreed in the VSAs to offer programs to Dollar and Thrifty that, taken as a whole, are competitive with a residual value program Ford or General Motors is then making generally available to domestic vehicle rental companies.

     If purchases of Chrysler vehicles by Dollar or Thrifty during any model year exceed certain targets, Chrysler will make available to Dollar or Thrifty additional Program Vehicles up to a maximum of 15% of the target number of Chrysler Program Vehicles.

DOLLAR THRIFTY GROUP VEHICLE SUPPLY DATA(1)

                                                                          MODEL YEAR
                                                           ----------------------------------------
                                                            1994       1995       1996       1997
                                                           -------    -------    -------    -------
Program Vehicles Purchased
  Chrysler..............................................   108,986     67,091     75,251     83,301
  Other.................................................       513         17        130         --
                                                           -------    -------    -------    -------
     Total..............................................   109,499     67,108     75,381     83,301
                                                           =======    =======    =======    =======
Non-Program Vehicles Purchased
  Chrysler..............................................     1,432     16,506     19,974     24,065
  Other.................................................       356      1,637      1,277      4,026
                                                           -------    -------    -------    -------
     Total..............................................     1,788     18,143     21,251     28,091
                                                           =======    =======    =======    =======
Vehicles Leased
  Non-Chrysler..........................................     6,875     11,108      5,128      6,374
                                                           -------    -------    -------    -------
     Total..............................................     6,875     11,108      5,128      6,374
                                                           =======    =======    =======    =======
Total...................................................   118,162     96,359    101,760    117,766
                                                           =======    =======    =======    =======

-------------------------
(1) Excludes Snappy.

  VEHICLE DISPOSITION

     Dollar and Thrifty generally hold vehicles in rental service from six months to 18 months. The length of service is determined by taking into account seasonal rental demand and the average monthly mileage accumulation. Most vehicles must be removed from service before they reach 30,000 miles to avoid significant penalties under Chrysler's residual value program. As of September 30, 1997, the average age of vehicles in Dollar's and Thrifty's fleet was less than six months. Less than 5% of Dollar's and Thrifty's Chrysler Program Vehicles were ineligible for return based on repair condition during 1996. Dollar or Thrifty must bear the risk on the resale of Program Vehicles that cannot be returned. Dollar and Thrifty dispose of Non-Program Vehicles through auctions or directly to used car dealers or franchisees.

  MAINTENANCE

     Dollar and certain Thrifty franchisees have automotive maintenance centers at certain airports and in certain urban and suburban areas. Many of these facilities are accepted by automotive manufacturers as eligible to perform and receive reimbursement for warranty work. Collision damage and major repairs are generally performed by independent contractors. Dollar's and Thrifty's franchisees are responsible for the maintenance of their fleet vehicles.

  FLEET LEASING PROGRAMS

     Dollar and Thrifty make fleet leasing programs available to their U.S. franchisees in July for each new model year. The terms of their fleet leasing programs generally mirror the requirements of various manufacturers' residual value programs with respect to model mix, order and delivery, vehicle maintenance and returns, but also include Non-Program Vehicles. Dollar and Thrifty monitor the creditworthiness and operating performance of franchisees participating in their fleet leasing programs and periodically audit franchisees' leased fleets. As of September 30, 1997, approximately 52% and 79% of the vehicles in the fleets of Dollar's and Thrifty's respective U.S. franchisees had been provided through their fleet leasing programs. In 1996, 8% of Dollar's and 55% of Thrifty's total revenue was derived from these programs.

     Dollar and Thrifty set their lease rates after considering residual value program depreciation rates for Program Vehicles, estimated Non-Program Vehicle depreciation, interest costs, model mix and administrative costs. Average monthly lease rates vary depending on vehicle model, and the average lease period is between eight and ten months. Although Dollar and Thrifty lease Non-Program Vehicles as well as Program Vehicles to their franchisees, their fleet leasing programs eliminate the residual value risk for their franchisees. The Thrifty franchisees may, however, elect to assume the residual value risk on Non-Program Vehicles they lease in exchange for a lower lease rate.

     Dollar and Thrifty design their fleet leasing programs to offer their franchisees an attractive means of obtaining fleet vehicles. For the 1994, 1995 and 1996 model years, on average approximately 51% and 73% of the vehicles used by Dollar's and Thrifty's respective U.S. franchisees were provided through Dollar's and Thrifty's fleet leasing programs. During this period a limited number of larger franchisees acquired their vehicles directly from manufacturers.

U.S. FLEET DATA

                                                                                          NINE MONTHS
                                                            YEARS ENDED DECEMBER 31,         ENDED
                                                           --------------------------    SEPTEMBER 30,
                                                            1994      1995      1996         1997
                                                           ------    ------    ------    -------------
THRIFTY:
  Average number of vehicles leased to franchisees......   23,918    20,578    20,358        24,155
                                                           ------    ------    ------    -------------
  Average number of vehicles in combined fleets of
     franchisees........................................   31,007    29,806    28,122        30,296
  Average number of vehicles in combined fleets of
     company-owned stores...............................    5,121     4,881     3,862         3,898
                                                           ------    ------    ------    -------------
          Total.........................................   36,128    34,687    31,984        34,194
                                                           ======    ======    ======    ==========
DOLLAR:
  Average number of vehicles leased to franchisees......   14,130    10,823     7,801         6,774
                                                           ------    ------    ------    -------------
  Average number of vehicles in combined fleets of
     franchisees........................................   24,054    22,716    17,132        13,000
  Average number of vehicles in combined fleets of
     company-owned stores...............................   33,366    29,855    38,952        48,682
                                                           ------    ------    ------    -------------
          Total.........................................   57,420    52,571    56,084        61,682
                                                           ======    ======    ======    ==========

COMPETITION

     There is intense competition in the vehicle rental industry on the basis of price, service levels, vehicle quality, vehicle availability and convenience and condition of rental locations. Dollar's and Thrifty's principal competitors have larger market shares and rental volumes, greater financial resources and more sophisticated information systems. Dollar operates mainly in the U.S. airport market, although compared to its competitors it relies more heavily on discretionary tour and other leisure customers and business customers with no organizational or corporate affiliation programs. Dollar's franchisees have a similar customer profile. In any given location, Dollar may compete with national, regional and local vehicle rental companies, many of which have greater financial resources than the Group. Dollar's principal competitors for discretionary business and leisure travelers are Alamo Rent-a-Car, Inc., Avis Rent A Car, Inc., Budget Group, Inc., Hertz Corporation, National Car Rental System, Inc. and Thrifty. Dollar competes primarily on the basis of price and customer service.

     Thrifty's U.S. franchisees and company-owned stores generally compete for cost-conscious consumers with Alamo, Avis, Budget, Dollar, Hertz and National. Enterprise Rent-A-Car Company and local and regional rental companies are major competitors in the local market. They compete on the basis of location, service and well-established customer relationships. Most Thrifty franchisees and company-owned stores compete in the local market for retail general use business rather than insurance replacement rentals.

     The Canadian vehicle rental markets are also intensely competitive. The vast majority of the Canadian market is operated either directly or through franchisees of the major U.S. vehicle rental companies, including Budget, Avis, Hertz and National, as well as Dollar and Thrifty.

INSURANCE

     Dollar and Thrifty are subject to third-party liability and property damage claims resulting from accidents involving their rental customers. For third-party bodily injury and property damage claims arising from the use of a vehicle in the United States, Dollar currently retains the risk of loss up to $1 million and Thrifty up to $500,000, each on a per occurrence basis (the "self-insured retention"). In addition, Thrifty pays 15% of each loss between $500,000 and $2 million on a per occurrence basis (the "quota share retention"). Dollar and Thrifty maintain surety bonds to secure their respective retentions. These bonds are guaranteed by Chrysler.

     For claims in excess of $1 million per occurrence for Dollar and $2 million per occurrence for Thrifty, each is fully covered by insurance carriers for up to $7.5 million per occurrence. For claims arising before completion of the Offering, both Dollar and Thrifty have additional insurance above their respective self-insured retention and insurance coverage. Dollar and Thrifty have obtained or are in the process of obtaining insurance that would be effective upon completion of the Offering in certain amounts in excess of their respective self-insured retention levels and coverages.

     Dollar and Thrifty maintain general and garage liability insurance coverage at the same levels of coverage as the vehicle liability insurance coverage described above. They also maintain catastrophic and comprehensive coverage for damage to vehicles owned by them up to $1.5 million per occurrence with a deductible amount of $250,000.

     Dollar and Thrifty each have insurance reserves relating to claims resulting from self-insured retention and quota share retention. The amount of the reserve is based on loss history and projections and in each case is reviewed at least annually by an independent actuarial firm. As of September 30, 1997, Dollar's and Thrifty's reserve for liability claims was approximately $60.8 million and $13 million, respectively. Dollar's and Thrifty's obligations to pay these losses and indemnify the insurance carriers are collateralized by surety bonds. As of September 30, 1997, these surety bonds totaled approximately $96 million for Dollar and approximately $57 million for Thrifty.

     Dollar and Thrifty also maintain various surety bonds to secure performance under airport concession agreements and other obligations. Those bonds are guaranteed by Chrysler. As of September 30, 1997, the total amount of these bonds was approximately $26 million for Dollar and approximately $2 million for Thrifty.

     Dollar's and Thrifty's surety bonds and related Chrysler guarantees will be replaced as part of the Financing Plan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Financing Plan."

     Dollar and Thrifty also benefit from workers' compensation, excess liability and directors' and officers' liability insurance coverage provided by Chrysler. A portion of the premium paid by Chrysler is allocated to Dollar and Thrifty and may not reflect their respective costs of coverage on a stand-alone basis. In connection with the Offering, these insurance coverages will be replaced.

PROPERTIES

     The Company owns its headquarters in Tulsa, Oklahoma, which also houses its computer data center, pending completion of its relocation to SABRE's facility. Dollar and Thrifty also maintain their separate headquarters at this site. Dollar and Thrifty each own or lease real property used for company-owned stores or subleased to franchisees or to other third parties. Dollar and Thrifty each operate company-owned stores under concession agreements with various governmental authorities charged with the operation of airports.

REGULATION

  LOSS DAMAGE WAIVERS AND SUPPLEMENTAL LIABILITY INSURANCE

     Approximately 12% and 3% of the 1996 vehicle rental revenues of Dollar and Thrifty, respectively, were generated from the sale of loss damage waivers. These waivers relieve customers from financial responsibility for vehicle damage. Legislation affecting the sale of loss damage waivers has been adopted in 25 states. These laws either require disclosure to customers that loss damage waivers may not be necessary, limit customer liability to specified amounts, limit the ability of vehicle rental companies to offer loss damage waivers for sale or cap the amounts that may be charged for loss damage waivers. Adoption of national or additional state legislation limiting the sale, or capping the rates, of loss damage waivers could further restrict sales of this product, and additional limitations on potential customer liability could increase costs to Dollar, Thrifty and their franchisees.

     Dollar and Thrifty and other vehicle rental companies sell customers supplemental liability insurance ("SLI"). In 1997, Dollar, Thrifty and the other principal vehicle rental companies entered into a consent order with the Texas Department of Insurance in which they agreed to stop selling SLI in Texas. Additional actions in other jurisdictions could lead to restrictions on the sale of SLI, which would result in a reduction in the Group's revenues.

  FRANCHISING REGULATION

     As franchisors, Dollar and Thrifty are subject to federal, state and foreign laws regulating various aspects of franchise operations and sales. These laws impose registration and disclosure requirements on franchisors in the offer and sale of franchises and, in certain states, also apply substantive standards to the relationship between the franchisor and the franchisee, including those pertaining to default, termination and nonrenewal of franchises.

  OTHER MATTERS

     Certain states currently make vehicle owners (including vehicle rental companies) vicariously liable for the actions of any person lawfully driving an owned vehicle, regardless of fault. Some of these states, including Florida and New York, do not limit this liability. Vehicle rental companies are also subject to various federal, state and local consumer protection laws and regulations including those relating to advertising and disclosure of charges to customers.

     Dollar and Thrifty are subject to federal, state and local laws and regulations relating to taxing and licensing of vehicles, franchise sales, franchise relationships, vehicle liability, used vehicle sales, insurance, telecommunications, vehicle rental transactions and labor matters. The Company believes that Dollar's and Thrifty's practices and procedures are in substantial compliance with federal, state and local laws and is not aware of any material expenditures necessary to meet legal or regulatory requirements. Nevertheless, given the nature and scope of Dollar's and Thrifty's businesses, it is possible that regulatory compliance problems could be encountered in the future.

ENVIRONMENTAL MATTERS

     The principal environmental regulatory requirements applicable to Dollar's and Thrifty's operations relate to the ownership, storage or use of petroleum products such as gasoline, diesel fuel and new and used oil; the treatment or discharge of waste waters; the operation of automotive body shops; and the generation, storage, transportation and off-site treatment or disposal of waste materials. Dollar and Thrifty own 72 and lease 25 locations where petroleum products are stored in underground tanks. For owned and leased properties, Dollar and Thrifty have programs designed to maintain compliance with applicable technical and operational requirements, including leak detection testing of underground storage tanks, and to provide financial assurance for remediation of spills or releases. The Company's management believes that Dollar's and Thrifty's operations currently are in compliance, in all material respects, with such regulatory requirements. Dollar and Thrifty are currently upgrading or replacing all underground storage tanks to comply with 1998 U.S. federal and state requirements. Management believes that costs of this project during 1997 and 1998 will be approximately $3.7 million.

     The historical and current uses of the Dollar and Thrifty facilities may have resulted in spills or releases of various hazardous materials or wastes or petroleum products ("Hazardous Substances") that now, or in the future, could require remediation. Dollar and Thrifty also may be subject to requirements related to remediation of Hazardous Substances that have been released into the environment at properties they own or operate, or owned or operated in the past, or at properties to which they send, or have sent, Hazardous Substances for treatment or disposal. Such remediation requirements generally are imposed without regard to fault, and liability for any required environmental remediation can be substantial.

     Dollar and Thrifty may be eligible for reimbursement or payment of remediation costs associated with releases from registered underground storage tanks in U.S. states that have established funds to assist in the payment of such remediation costs. Subject to certain deductibles, the availability of funds, the compliance status of the tanks and the nature of the release, these tank funds may be available to Dollar and Thrifty for use in remediating releases from their tank systems.

     At certain facilities, Dollar and Thrifty presently are investigating or remediating soil or groundwater contamination. Based on currently available information, the Company does not believe that the costs associated with environmental investigation or remediation will be material. The Company has budgeted approximately $2.5 million for 1997 and approximately $2 million for 1998 for environmental investigation and remediation expenditures, amounts that management believes are adequate. However, additional contamination could be identified or occur in the future.

LEGAL PROCEEDINGS

     On July 12, 1993, certain of Dollar's franchisees in the states of Washington and Oregon instituted an action in the U.S. District Court for the Western District of Washington, alleging violations by Dollar and its parent of various state franchise statutes and breach of contract. The matter resulted in an $8.7 million jury verdict against Dollar and its parent, which was reversed by the U.S. Court of Appeals for the Ninth Circuit on November 28, 1997. The plaintiff franchisees have indicated that they will likely petition the appeals court for a rehearing of the matter.

     On November 2, 1994, the City of San Jose, California filed an action in the Superior Court of California, against Chevron, Dollar and others, seeking unspecified compensatory and punitive damages and injunctive relief. The City of San Jose has not served process on Dollar. The suit relates to pollution at a site currently occupied by Dollar and formerly occupied by Chevron. Dollar has partially remediated the affected soil, but not the allegedly affected ground water. Dollar believes that prior uses of the site resulted in any remaining contamination at the site.

     On October 2, 1997, a purported class action suit was filed in the Circuit Court of Coosa County, Alabama, against Dollar, Thrifty and other rental companies. The plaintiffs in this suit alleged violations of state law in connection with the sale by the rental companies of certain insurance products. Dollar and Thrifty have filed answers denying the alleged violations.

     In addition to the foregoing, various legal actions, claims and governmental inquiries and proceedings are pending or may be instituted or asserted in the future against the Company and its subsidiaries. Litigation is subject to many uncertainties, and the outcome of the individual litigated matters is not predictable with assurance. It is possible that certain of the actions, claims, inquiries or proceedings, including those discussed above, could be decided unfavorably to the Company or the subsidiaries involved. Although the amount of liability with respect to these matters cannot be ascertained, potential liability is not expected to materially affect the consolidated financial position or results of operations of the Company.

EMPLOYEES

     As of September 30, 1997, the Group employed a total of approximately 5,400 full-time and part-time employees of whom approximately 4,100 were employed by Dollar and 1,300 by Thrifty. Approximately 250 of the Group's employees were subject to collective bargaining agreements as of September 30, 1997. The Company believes the Group's relationship with its employees is good.

                     CONTINUING RELATIONSHIP WITH CHRYSLER

     The Company is a wholly owned subsidiary of Chrysler. After the Offering, Chrysler will own no equity in the Company. Chrysler will, however, have certain continuing financial and commercial arrangements with Dollar Thrifty Group.

VEHICLE SUPPLY

     Chrysler will continue to provide vehicles to Dollar and Thrifty under vehicle supply agreements through July 2001. The Dollar Thrifty Group was Chrysler's largest customer for the 1997 model year. In addition to supplying vehicles, Chrysler has agreed to offer to Dollar and Thrifty any residual value program it makes generally available. Chrysler has also agreed to make various promotional payments during the term of the vehicle supply agreements. Dollar and Thrifty are required to advertise Chrysler vehicles exclusively. See "Business -- Fleet Acquisition and Management -- Vehicle Supply."

CREDIT SUPPORT

     As part of the Financing Plan, Chrysler will provide credit support for the Group's fleet financing in the form of a letter of credit facility. The credit support will start at $50 million, but will be reduced to the extent the Company receives more than $10 million in net proceeds from the exercise of the over-allotment option. If those proceeds are $60 million or more, Chrysler's credit support would be eliminated. The Initial Support Amount will decline annually, beginning September 30, 1999, by the greater of 20% of the Initial Support Amount and 50% of the Group's excess cash flow. The Company may need to replace reductions in the Initial Support Amount with cash from operations or with borrowings or letters of credit under the Revolving Credit Facility. To secure reimbursement obligations under the Chrysler Credit Support Agreement, Chrysler will have liens on certain assets of the Group. The Company has agreed to nominate a person designated by Chrysler as a director of the Company so long as Chrysler is providing any credit support to the Group. In addition, as part of the Company's Financing Plan, Chrysler Financial Corporation, Chrysler's finance subsidiary, will receive repayment of vehicle debt in the amount of approximately $812 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Financing Plan."

INSURANCE AND TAX MATTERS

     Chrysler Insurance Corporation, a Chrysler subsidiary, provides automobile liability insurance to the Group in excess of certain self-insured retentions and quota share retentions. Those retentions are secured by surety bonds that are guaranteed by Chrysler. Chrysler Insurance Corporation also provides other surety bonds to secure various obligations of the Group, including those under airport concession agreements. These surety bonds and the related Chrysler guarantees will be replaced under the Financing Plan by new bonds or letters of credit issued by third parties unaffiliated with Chrysler. Various intercompany accounts between Chrysler and the Group will be settled in connection with the Offering. See "Selected Consolidated Financial and Operating Data" and "Unaudited Pro Forma Consolidated Financial Statements."

     The Company and Chrysler have entered into a tax sharing agreement that replaces their existing tax sharing arrangements upon completion of the Offering. At that time, the Company will pay Chrysler an estimated amount to cover federal income taxes that would have been paid by the Company and each of its subsidiaries that is a member of Chrysler's federal consolidated group, computed as if the Company and such subsidiaries filed a separate consolidated federal income tax return for the period beginning on January 1, 1997 and ending on completion of the Offering. After final returns have been filed and all taxes have been paid for such period, payment will be made to or from the Company, as the case may be, to reflect such taxes actually paid.

     Chrysler will otherwise be responsible for all income tax liabilities of members of Dollar Thrifty Group for periods ending on or prior to the completion of the Offering to the extent that such members were included in consolidated or combined returns that included Chrysler. If the tax liability of Chrysler or any Chrysler subsidiary relating to a period ending on or prior to the completion of the Offering is increased with the effect that a member of Dollar Thrifty Group has a corresponding benefit with respect to a period beginning after completion of the Offering, the Company will reimburse Chrysler for that benefit. Subject to certain exceptions, if the federal income tax liability of any member of the Dollar Thrifty Group relating to a period beginning after completion of the Offering is increased with the effect that Chrysler has a corresponding benefit with respect to a period ending on or prior to the completion of the Offering, Chrysler will reimburse the Company for that benefit. Each of the Company and its subsidiaries will be responsible for all tax liabilities in jurisdictions where it filed separate returns. No Dollar Thrifty Group losses incurred after completion of the Offering will be carried back to a Chrysler tax return. The Company anticipates that it will incur an additional $4.3 million of income tax expense as a result of the termination of the existing tax sharing arrangements.

     For additional information about the Group's relationship with Chrysler, see "Risk Factors -- Dependence on Chrysler" and "Selected Consolidated Financial and Operating Data."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to the Company's executive officers and directors:

             NAME                AGE(1)                         POSITION(2)
------------------------------   ------    ------------------------------------------------------
Joseph E. Cappy...............     63      Chairman of the Board, Chief Executive Officer,
                                           President and Director
Donald M. Himelfarb...........     52      Executive Vice President and Director, and President
                                           -- Thrifty
Gary L. Paxton................     51      Executive Vice President and Director, and President
                                           -- Dollar
Steven B. Hildebrand..........     43      Vice President, Chief Financial Officer and Treasurer
Thomas P. Capo................     46      Director
Edward J. Hogan...............     70      Director
Edward C. Lumley..............     58      Director
John C. Pope..................     48      Director
John P. Tierney...............     66      Director
Edward L. Wax.................     60      Director

-------------------------
(1) As of October 31, 1997.

(2) Messrs. Cappy, Himelfarb, Paxton, Hildebrand and Capo were appointed or elected to their respective positions with the Company in November 1997. Messrs. Hogan, Lumley, Pope, Tierney and Wax were elected Directors of the Company in December 1997.

     Joseph E. Cappy has served as a Vice President of Chrysler since August 1987, with responsibility for rental car operations from June 1993 to the present, international operations from May 1990 to June 1993, brand development from November 1989 to May 1990, and Chrysler's Jeep/Eagle Division from August 1987 to November 1989. Mr. Cappy was previously President, Chief Executive Officer and a Director of American Motors Corporation ("AMC"), and General Marketing Manager of Ford Motor Company's Lincoln-Mercury Division.

     Donald M. Himelfarb has been President and Chief Executive Officer of Thrifty since July 1992. Mr. Himelfarb has served as a Director of TCL since August 1990, and served as President of TCL from August 1990 to June 1992. He previously served as President of Car Rental and Leasing for Marks Rentals, a holding company that owned a Thrifty franchise and other properties. Mr. Himelfarb is a Director of the American Car Rental Association.

     Gary L. Paxton has been President of Dollar since December 1990. He has served in several senior management positions with Dollar since 1972, including Senior Vice President of Operations and Properties and Vice President of Properties and Facilities. Mr. Paxton is also a Director and President-Elect of the American Car Rental Association.

     Steven B. Hildebrand has been Executive Vice President and Chief Financial Officer of Thrifty since August 1995. He has served in various senior management positions with Thrifty and Pentastar Transportation Group, Inc. (the predecessor of the Company) since 1987, including Vice President of Finance, and Treasurer for Pentastar, a Director of Thrifty and a Director of TCL.

     Thomas P. Capo has been the Vice President and Treasurer of Chrysler since May 1993. He was elected Treasurer of Chrysler in November 1991. Mr. Capo is also a Director of Chrysler Financial Corporation and Chrysler Canada Ltd.

     Edward J. Hogan has been Chairman and Chief Executive Officer of Pleasant Travel Service, a tour operator specializing in vacations in Hawaii, since April 1959. Mr. Hogan has also served as a Director of Castle & Cooke, which has large holdings of real estate in Hawaii, since October 1993. Mr. Hogan has been a member of the Board of Trustees of Loyola Marymount University since May 1990 and is a member of the National Advisory

Board of the National Academy of Travel and Tourism, the United States Tour Operators, the American Society of Travel Agents and the Hawaii Visitors Bureau.

     Edward C. Lumley has been Vice Chairman of the investment banking firm Nesbitt Burns, Inc. since August 1994. From January 1992 to August 1994, Mr. Lumley served as Vice Chairman of the investment banking firm Burns Fry, Limited Mr. Lumley previously served as a Member of the Canadian Parliament and as Minister of International Trade, Industry, Trade and Commerce, Communications, and Science and Technology. Mr. Lumley is also a Director of Air Canada, BCE Mobile Communications, Inc., Canadian National Company, Magna International Inc., Gendis Inc., DY4 Systems Inc. and AIT Corporation.

     John C. Pope has been the Chairman of the Board of MotivePower Industries, Inc. since January 1996 and a Director since May 1995. Mr. Pope has served in various executive positions with UAL Corporation ("UAL") and United Airlines, Inc. ("United") since January 1988, including President and Chief Operating Officer of UAL Corporation and United from April 1992 to July 1994, Executive Vice President, Chief Financial Officer and Treasurer of UAL and Chief Financial Officer of United from November 1990 to April 1992 and Executive Vice President, Marketing and Planning of United from May 1989 to October 1990. Prior thereto, Mr. Pope served as Chief Financial Officer of AMR Corporation and American Airlines, Inc. Mr. Pope is also a Director of Federal-Mogul Corporation, Wallace Computer Services, Inc., Medaphis Corporation, Lamalie Associates, Inc. and Waste Management, Inc.

     John P. Tierney was the Chairman and Chief Executive Officer of Chrysler Financial Corporation, the financial services subsidiary of Chrysler, from August 1987 until his retirement in December 1994. Prior to joining Chrysler in 1987, he was the Chief Financial Officer of AMC. Mr. Tierney is also a Director of the American Financial Services Association, the ContiFinancial Corporation and Charter One Financial, Inc.

     Edward L. Wax has been Chairman of Saatchi & Saatchi Advertising Worldwide, an advertising firm with considerable experience in the travel industry, since May 1997. Mr. Wax was Chief Executive Officer of Saatchi & Saatchi Advertising Worldwide from February 1992 to May 1997. From June 1989 to February 1992, Mr. Wax served as Chairman and Chief Executive Officer of Saatchi & Saatchi North America. Mr. Wax is also a Director of Golf Trust of America, Inc., the National Council of Northeastern University and The Ad Council.

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

     The Company anticipates that it will continue to have a Board of Directors consisting of nine members after the Offering, a majority of whom will be "independent" as defined under its By-Laws. In general, the By-Laws provide that an independent director is someone who is not (i) employed by the Company (and has not been an employee within five years prior to nomination) or (ii) affiliated with an entity having a business relationship with the Company requiring disclosure under various proxy rules. The Company has agreed to nominate a person designated by Chrysler as a director of the Company so long as Chrysler is providing credit support to the Group. See "Continuing Relationship with Chrysler." Directors are elected to serve until the next annual meeting of stockholders and until their successors are elected and qualified. Officers of the Company are elected by and serve at the discretion of the Board of Directors.

     The Company's Board of Directors will establish a compensation committee (the "Compensation Committee") and an audit committee (the "Audit Committee") upon completion of the Offering. Both committees would be comprised solely of independent directors. The Company anticipates that the members of the Compensation Committee also would qualify as "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended. In addition, the Board of Directors is expected to establish a corporate governance committee (the "Governance Committee") which may include directors who are officers of the Company as well as independent directors. The Compensation Committee will establish remuneration levels for certain officers of Dollar Thrifty Group and review the effectiveness of the Company's employee benefit programs and executive compensation programs. The Audit Committee will select and engage, on behalf of the Company, the independent public accountants to audit the Company's annual financial statements. The Audit Committee also will review and approve the planned scope of the annual audit. The Governance Committee will identify for consideration nominees to serve as directors of the Company and review and make recommendations concerning other corporate governance matters.

     The Board of Directors may establish, from time to time, certain other committees to facilitate the management of the Company.

DIRECTOR COMPENSATION

     Directors who are not officers or employees of the Group or any of its affiliates will be paid an annual board retainer of $20,000, payable in shares of common stock, and an attendance fee of $1,000 for each meeting of the Board of Directors and $1,000 for each meeting of a committee thereof ($1,500 in the case of a committee chairman), in each case payable in cash. Each non-employee director will also receive the use of a new vehicle each year while serving as a director.

     In addition, upon completion of the Offering non-employee directors will receive options to purchase 3,000 shares of common stock. Thereafter, non-employee directors will receive identical grants each year upon their re-election at the annual meeting of stockholders. Such stock options will be exercisable in three equal annual installments beginning on the first anniversary of the grant date at a price equal to the fair market value of a share of common stock on the grant date. The stock options would become exercisable immediately in the event of a change in control of the Company.

     The Company will not pay any compensation for service as a director to directors who receive compensation as officers or employees of the Company or any of its affiliates.

EXECUTIVE COMPENSATION

     Joseph E. Cappy has served as an officer of both the Company and Chrysler and, for periods prior to the completion of the Offering, has received and will receive all of his compensation from Chrysler. He will retire as an officer of Chrysler upon completion of the Offering. The Company expects that, following completion of the Offering, Mr. Cappy will receive an annual base salary of $450,000 and an award of stock options and performance shares under the Company's long-term incentive plan described below. The Company anticipates that he will be eligible to receive an annual cash bonus based on performance. See Notes 9 and 12 of Notes to Unaudited Pro Forma Consolidated Financial Statements.

                           SUMMARY COMPENSATION TABLE

     The following table summarizes the compensation earned by certain executive officers of the Group for the fiscal year ended December 31, 1996.

                                                             Annual Compensation
                                                    -------------------------------------    Long Term Compensation
                                                                              ALL OTHER      -----------------------
                      NAME                           SALARY      BONUS      COMPENSATION(A)  AWARDS(c)    Payouts(d)
-------------------------------------------------   --------    --------    -------------    ---------    ----------
Joseph E. Cappy,.................................      --          --           --              --           --
  Chairman of the Board,
  Chief Executive Officer
  and President(b)
Gary L. Paxton,..................................   $248,000    $242,500       $32,832       $ 139,500     $ 90,725
  Executive Vice President
  and President - Dollar
Donald M. Himelfarb,.............................    227,000     103,853        28,560          62,312       74,146
  Executive Vice President
  and President - Thrifty
Steven B. Hildebrand,............................    163,000      66,658        20,076          34,801       48,474
  Vice President, Chief
  Financial Officer and
  Treasurer

-------------------------
(a) Represents the Group's contributions to its qualified and non-qualified defined contribution plans.

(b) As described above, Mr. Cappy has served as an officer of the Company and Chrysler and, for periods prior to completion of the Offering, has received and will receive all of his compensation from Chrysler.

(c) Represents amounts earned with respect to the year ended December 31, 1996 under the Group's executive retention plan payable in three equal annual installments commencing December 1997.

(d) Represents amounts distributed under the Group's executive retention plan with respect to awards earned prior to the year ended December 31, 1996.

  LONG-TERM INCENTIVE PLAN

     The Company has adopted a long-term incentive plan (the "LTIP"). The LTIP is intended to provide incentives to officers and other key employees of Dollar Thrifty Group that serve to align their interests with those of stockholders. Under the LTIP, the Board of Directors or the Compensation Committee (once appointed) is authorized to award: (1) stock options (including both non-qualified stock options and "incentive stock options"), (2) stock appreciation rights, (3) restricted stock, (4) performance share awards and (5) other stock-based incentive awards. The LTIP is intended to qualify for the performance-based exclusion from the deduction limitation of Section 162(m) of the Internal Revenue Code of 1986, as amended.

     Initially, 10% of the shares of the Company's common stock outstanding upon completion of the Offering (expected to be 2,250,000 shares, or 2,587,500 shares if the over-allotment option granted to the U.S. Underwriters and the Managers is exercised in full) are authorized for issuance under the LTIP.

     The Company anticipates that initial awards of up to an aggregate of 6% of the shares then outstanding would be made after completion of the Offering. The initial awards would consist of stock options and performance shares.

     Initial stock option awards are expected to be granted to approximately 170 employees, including each of the named executive officers, at an exercise price per share equal to the public offering price. Such options would become exercisable in three equal annual installments commencing on the first anniversary of the grant date. Under certain circumstances, including a change of control of the Company, the options would be exercisable immediately.

     In addition, initial performance share awards are expected to be granted to Company officers and certain key employees, including each of the named executive officers. Such awards would establish a target number of shares that may be earned in three equal annual installments commencing on the first anniversary of the grant date. The number of performance shares ultimately earned by a grantee would be expected to range from zero to 200% of the grantee's target award, depending on the level of corporate performance each year against business plan and stock price appreciation targets established on the grant date. Any performance share installments not earned as of a given anniversary date would be forfeited. Performance shares earned would be delivered to the grantee on the third anniversary of the initial grant date, provided the grantee is then employed by a member of the Group. Under certain circumstances, including a change of control of the Company, the performance shares earned would be delivered immediately.

CERTAIN TRANSACTIONS

     Thomas P. Capo, who will continue to serve as a director of the Company following completion of the Offering, is the Vice President and Treasurer of Chrysler. After the Offering, Chrysler will have certain continuing financial and commercial arrangements with the Group. See "Continuing Relationship with Chrysler."

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of 50 million shares of common stock, par value $.01 per share, and 10 million shares of preferred stock, $.01 par value per share. Of the 50 million shares of common stock, 22,500,000 shares are being offered in the Offering (25,875,000 shares if the over-allotment option granted to the U.S. Underwriters and the Managers is exercised in full) and 2,250,000 shares (2,587,500 shares if the over-allotment option is exercised in full) are being reserved for issuance under the LTIP. Upon completion of the Offering, no shares of preferred stock will be issued and outstanding. The following summary description of the capital stock of the Company is not necessarily complete and reference is hereby made to the Company's Certificate of Incorporation filed with the registration statement of which this Prospectus forms a part and to Delaware corporate law.

COMMON STOCK

  VOTING RIGHTS

     The holders of common stock have one vote per share. Holders are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any then outstanding preferred stock. Except as otherwise provided by law, amendments to the Company's Certificate of Incorporation must be approved by a majority of the voting power of the common stock.

  DIVIDENDS

     Holders of common stock will share ratably in any dividend declared by the Board of Directors, subject to the preferential rights of any preferred stock then outstanding. Dividends consisting of shares of common stock may be paid to holders of shares of common stock.

  OTHER RIGHTS

     In the event of any merger or consolidation of the Company with or into another company in connection with which shares of common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of common stock will be entitled to receive the same kind and amount, on a per share of common stock basis, of such shares of stock and other securities and property (including cash).

     On liquidation, dissolution or winding up of the Company, all holders of common stock are entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.

     Upon consummation of the Offering, all the outstanding shares of common stock will be legally issued, fully paid and nonassessable.

PREFERRED STOCK

     The Company's Certificate of Incorporation provides that shares of preferred stock may be issued from time to time in one or more series. The Company's Board of Directors is authorized to fix the voting rights, if any, designations, powers, preferences, qualifications, limitations or restrictions thereof, applicable to the shares of each series. The Board of Directors may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have certain anti-takeover effects. The Company has no present plans to issue any shares of preferred stock. The ability of the Board of Directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of existing management.

CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company is subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from consummating a "business combination," except under certain circumstances, with an "interested stockholder" for a period of three years after the date such person became an "interested stockholder" unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares held by directors who are also officers of the corporation and certain shares held by employee stock plans); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The term "interested stockholder" generally is defined as a person who, together with affiliates and associates, owns (or, within the prior three years, owned) 15% or more of a corporation's outstanding voting stock. The term "business combination" includes mergers, asset sales and certain other transactions resulting in a financial benefit to an interested stockholder.
Section 203 makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from an amendment approved by holders of at least a majority of the outstanding voting shares. The Company has not "opted out" of Section 203.

     Certain events regarding a change of control of the Company will constitute an event of default under provisions of the Revolving Credit Facility and the Chrysler Credit Support Agreement. These provisions may make the acquisition of the Company more difficult.

INDEMNIFICATION MATTERS

     The Company's Certificate of Incorporation provides that directors of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law. The Company's Certificate of Incorporation provides that the Company shall indemnify its directors and officers and has the right to indemnify its employees and other agents, to the fullest extent provided by Delaware law, against certain liabilities that may arise by reason of their status or service as directors, officers, employees or agents of the Company or of another entity at the request of the Company (other than liabilities arising from actions not taken in good faith or conduct that the person had reasonable cause to believe was unlawful). The Company shall advance expenses incurred by indemnified individuals as a result of any proceeding against them as to which they are entitled to be indemnified. The Company also has directors' and officers' insurance against certain liabilities.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Company as described above, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

     At present, there is no pending material litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted.

BY-LAW PROVISIONS

     The Company's By-Laws provide that special meetings of the stockholders may be called only by the Board of Directors, the Chairman of the Board or a Vice Chairman of the Board. The By-Laws also provide for an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise matters at such meetings must be received in writing by the Company not less than 60 nor more than 90 days prior to the anniversary of the previous year's annual meeting of stockholders, and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal. These provisions would make it more difficult for a third party to gain control of the Company. The By-Laws also provide that any action which may be taken at any meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if written consents approving the action are signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to take such action at a meeting of stockholders.

TRADING ON THE NEW YORK STOCK EXCHANGE

     The common stock has been approved for listing on the New York Stock Exchange under the symbol DTG.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock will be Harris Trust and Savings Bank.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     Concurrently with the completion of the Offering, the Company, Dollar and Thrifty will enter into the Revolving Credit Facility and a finance subsidiary of the Company will issue the New Medium Term Notes. In addition, the Company expects to establish the Commercial Paper Program backed by the Liquidity Facility in the first quarter of 1998. The following is a summary of the material terms or anticipated material terms of these facilities. Although the material provisions described below have been accurately summarized, statements contained herein concerning the provisions of any documents are not necessarily complete, and in each instance reference is made to the form of such document to be filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

REVOLVING CREDIT FACILITY

     The Revolving Credit Facility will consist of a five-year senior secured revolving credit facility in the amount of $215 million. The Revolving Credit Facility will provide that (i) up to $190 million will be available for letters of credit and (ii) up to $70 million will be available for loans. The Group may not, however, have more than $215 million of combined borrowings and letters of credit outstanding under the Revolving Credit Facility. With certain exceptions, the Company and each of its direct and indirect material subsidiaries will guarantee the Revolving Credit Facility. The Company, Dollar and Thrifty will use a substantial portion of the Revolving Credit Facility at the time of the completion of the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Financing Plan -- Revolving Credit Facility." All letters of credit and loans under the Revolving Credit Facility will mature by the fifth anniversary of the date of the facility.

     Interest will accrue on borrowings outstanding under the Revolving Credit Facility, at the borrower's option, at a rate equal to (i) either the higher of
(A) the interest rate established by Credit Suisse First Boston as its base or prime rate and (B) the federal funds effective rate plus 0.5%, plus a margin or
(ii) the rate at which Eurodollar deposits for one, two, three or six months (as selected by the borrower) are offered by Credit Suisse First Boston in the relevant interbank Eurodollar market, plus a margin. The Revolving Credit Facility will also require the Company to pay fees that include a commitment fee, a letter of credit fee on the aggregate amount available under outstanding letters of credit, and a letter of credit fronting fee.

     The Revolving Credit Facility will be secured, with limited exceptions, by
(a) a lien on the material assets of the Group (other than assets that are pledged as security in respect of vehicle fleet financing programs); (b) a subordinated lien on vehicles and related assets that are subject to one or more finance leases pledged as collateral under the Group's vehicle fleet financing programs; and (c) as to certain advances under letters of credit issued to support the Group's vehicle fleet financing programs, a lien on the assets securing the Commercial Paper Facility. Pursuant to the Chrysler Credit Support Agreement, Chrysler will have liens on certain of these assets. See "-- Chrysler Credit Support Agreement."

     The Revolving Credit Facility will contain a number of affirmative covenants, including covenants that require the Company, Dollar and Thrifty to deliver financial statements and other reports; pay other obligations; maintain corporate existence; comply with laws and contracts; maintain properties and insurance; maintain books and records; grant the lenders certain inspection rights; provide notices of defaults, litigation and material events; and comply with environmental matters. The Revolving Credit Facility will also contain a number of negative covenants, including limitations on indebtedness (including certain types of preferred stock), liens, guarantee obligations, mergers, consolidations, liquidations and dissolutions, sales of assets, leases, dividends and other payments in respect of capital stock, capital expenditures, investments, loans and advances, payments and modifications of subordinated and other debt instruments, transactions with affiliates, changes in fiscal year, negative pledge clauses, and changes in lines of business.

     The Company, Dollar and Thrifty will be required under the Revolving Credit Facility to meet certain financial covenants, consisting of (a) a minimum net worth; (b) a minimum adjusted EBITDA; (c) a minimum fixed charge ratio; (d) a maximum leverage ratio; and (e) a minimum interest coverage ratio.

     The Revolving Credit Facility will include certain events of default, including nonpayment of principal when due; nonpayment of interest, fees or other amounts after a grace period; material inaccuracy of representations and warranties; violation of covenants (subject, in the case of certain affirmative covenants, to a period to cure such violations); cross-default; bankruptcy events; certain ERISA events; material judgments; actual or asserted invalidity of any guarantee or security document, subordination provision or security interest; termination of, and the failure to replace, vehicle fleet financing programs; and a change of control of the Company.

CHRYSLER CREDIT SUPPORT AGREEMENT

     As part of the Financing Plan, Chrysler will provide credit support for the Group's fleet financing in the form of a letter of credit facility. The credit support will start at $50 million, but will be reduced to the extent the Company receives more than $10 million in net proceeds from the exercise of the over-allotment option. If those proceeds are $60 million or more, Chrysler's credit support would be eliminated. The Initial Support Amount will decline annually, beginning September 30, 1999, by the greater of 20% of the Initial Support Amount and 50% of the Group's excess cash flow. The Company may need to replace reductions in the Initial Support Amount with cash from operations or with borrowings or letters of credit under the Revolving Credit Facility. To secure reimbursement obligations under the Chrysler Credit Support Agreement, Chrysler will have liens on certain assets of the Group.

FLEET FINANCING FACILITIES

  NEW MEDIUM TERM NOTES

     Dollar Thrifty Group has outstanding medium term notes under an existing asset backed note program. The Group will expand this program through the issuance of $900 million principal amount of New Medium Term Notes. The New Medium Term Notes will be secured by vehicles in the Group's fleet, by the Group's rights to payment under automotive manufacturers' residual value programs, by credit enhancement (including letters of credit issued under the Revolving Credit Facility and letters of credit provided by Chrysler pursuant to the Chrysler Credit Support Agreement) and by other collateral.

     The New Medium Term Notes will have maturities ranging from three years to seven years. The New Medium Term Notes will include $867 million of fixed rate notes that will bear interest at rates ranging from 6.25% to 6.80% per annum and $33 million of floating rate notes that will bear interest at rates ranging from LIBOR plus .95% to LIBOR plus 1.05%.

     The Group may from time to time issue additional series of asset backed notes, at fixed or floating interest rates.

     The agreements governing the asset backed note program include a number of covenants that, among other things, restrict the ability of the Group's finance subsidiary that is issuing the asset backed notes to create a lien on any of its assets; incur indebtedness; engage in mergers; sell, lease or otherwise dispose of any assets; acquire assets; declare or pay dividends; and make loans. In addition, under such agreements, each of Dollar and Thrifty covenants to do all things necessary to maintain its corporate existence, maintain complete and accurate books and records, comply with all of its obligations under certain vehicle depreciation and repurchase programs, comply with certain reporting requirements, pay when due all taxes and other assessments, comply with all requirements of law related to its businesses, maintain a separate corporate existence, maintain certain computer files regarding liens, maintain property useful and necessary in its business in good working order and condition, and provide certain agents of the noteholders reasonable access to documents regarding the collateral for the asset backed notes. Such agreements, moreover, restrict the ability of each of Dollar and Thrifty to enter into any agreements that would be violated by its performance under those documents, create liens on its properties, use Program Vehicles for certain purposes, or use certain funds for the acquisition or financing of vehicles. A default under any of these covenants could result in acceleration of the notes, foreclosure against the collateral or the enforcement against the Group of other rights under the relevant agreements and applicable law.

  COMMERCIAL PAPER PROGRAM AND LIQUIDITY FACILITY

     The Company expects to establish, in the first quarter of 1998, the Commercial Paper Program of up to $615 million through a finance subsidiary and as part of its existing asset backed note program. The Company will use $255 million of the proceeds to refinance the portion of the Group's outstanding asset backed notes that amortizes from September 1998 to February 1999. The Company will use the remaining amounts available under the Commercial Paper Program for fleet financing and to refinance asset backed notes from time to time.

     The commercial paper issued under the Commercial Paper Program will be secured by vehicles in the Group's fleet, by the Group's rights to payments under automotive manufacturers' residual value programs for the fleet, by credit enhancement (including letters of credit issued under the Revolving Credit Facility and letters of credit provided by Chrysler pursuant to the Chrysler Credit Support Agreement) and by other collateral.

     The Company will be required to establish a $545 million Liquidity Facility to support the Commercial Paper Program. The Liquidity Facility will provide the Commercial Paper Program with a backup source of funding if the Company's finance subsidiary is unable to refinance maturing commercial paper by issuing new commercial paper. The Liquidity Facility will be backed by the same Program Vehicles, Non-Program Vehicles and related assets that support the Commercial Paper Program.

     The Company expects to establish the Liquidity Facility on the basis of underwritten financing commitments from Credit Suisse First Boston (and its affiliates) and The Chase Manhattan Bank. Establishment of the Liquidity Facility is subject, among other things, to the commercial paper receiving credit ratings of A-1 from Standard & Poor's Ratings Service and P-1 from Moody's Investors Service, Inc. Because the Commercial Paper Program will be part of the Group's asset backed note program, the agreements governing the Commercial Paper Program and the Liquidity Facility will include covenants similar to those contained in the agreements relating to the New Medium Term Notes described above. Under the terms of such agreements, the Group will not be able to issue new commercial paper under certain circumstances, including failure to repay maturing commercial paper or advances under the Liquidity Facility; breaches of representations or warranties; failure to observe certain covenants; certain bankruptcy events; downgrade of the rating of the commercial paper to A-2 or less by Standard & Poor's Ratings Service or P-2 or less by Moody's Investors Service, Inc.; and defaults under certain of the Group's other financing agreements, including the Revolving Credit Facility.

     Commercial paper will be issued under the Commercial Paper Program at interest rates prevailing in the market at the time of issuance, and the Liquidity Facility will require the Company to pay a commitment fee on the average daily unused portion of the Liquidity Facility. Interest will accrue on drawings under the Liquidity Facility at floating rates.

                        CERTAIN U.S. TAX CONSEQUENCES TO
                        NON-U.S. HOLDERS OF COMMON STOCK

GENERAL

     The following is a general discussion of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of common stock by a Non-U.S. Holder. For purposes of this discussion, a "Non-U.S. Holder" is any holder of common stock that is not for U.S. federal income tax purposes
(a) an individual citizen or resident of the United States, (b) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (c) a domestic partnership, (d) an estate the income of which is includible in gross income for U.S. federal income and estate tax purposes regardless of its source or (e) a trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust. This discussion does not address all aspects of U.S. federal tax that may be relevant to Non-U.S. Holders in light of their specific circumstances. This discussion is based upon U.S. federal income and estate tax law now in effect, which is subject to change, possibly retroactively, and is for general information only. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING

AND DISPOSING OF COMMON STOCK (INCLUDING THE INVESTOR'S STATUS AS A NON-U.S. HOLDER), AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY FOREIGN, STATE, LOCAL OR OTHER TAXING JURISDICTION.

DISTRIBUTIONS

     Distributions on the shares of common stock (other than distributions in redemption of the shares subject to Section 302(b) of the U.S. Internal Revenue Code of 1986, as amended (the "Code")) will constitute dividends for U.S. federal income tax purposes to the extent paid from current or accumulated earning and profits of the Company (as determined under U.S. federal income tax principles). Dividends paid to a Non-U.S. Holder will generally be subject to withholding of U.S. federal income tax at the rate of 30% of the gross amount of such dividends (or at such lower rate as may be specified by an applicable income tax treaty) unless such dividends are effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, in which case the dividends will be subject to U.S. federal income tax on net income at regular graduated U.S. federal income tax rates (unless an applicable income tax treaty provides otherwise). In the case of a Non-U.S. Holder that is a corporation, such dividends might also be subject to the U.S. branch profits tax, which is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits at a 30% rate (unless the rate is reduced or eliminated by an applicable income tax treaty and the Non-U.S. Holder is a "qualified resident" of the treaty country).

     A Non-U.S. Holder may be required to satisfy certain certification requirements in order to claim treaty benefits or otherwise obtain any reduction of or exemption from withholding under the foregoing rules. Under U.S. Treasury regulations currently in effect, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate (unless the payor has knowledge to the contrary). However, under amendments to the U.S. Treasury regulations published on October 14, 1997 (the "New Withholding Regulations"), a Non-U.S. Holder is required to satisfy applicable certification and other requirements to qualify for withholding at an applicable treaty rate. The New Withholding Regulations generally only apply to dividends paid after December 31, 1998, subject to certain transitional rules.

SALE OR OTHER DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of common stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder (or by a partnership, trust or estate in which the Non-U.S. Holder is a partner or beneficiary), (ii) in the case of a Non-U.S. Holder who is an individual and holds common stock as a capital asset, such holder is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met,
(iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates whose loss of U.S. citizenship had as one of its principal purposes the avoidance of U.S. taxes or (iv) the Company is or becomes a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such sale or other disposition and such Non-U.S. Holder's holding period for the common stock.

     A corporation is generally considered to be a U.S. real property holding corporation if the fair market value of its "U.S. real property interests" within the meaning of Section 897(c)(1) of the Code equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus the fair market value of any other of its assets used or held for use in a trade or business. The Company believes that it is not currently and is not likely to become a U.S. real property holding corporation. Further, even if the Company were to become a U.S. real property holding corporation, any gain recognized by a Non-U.S. Holder still would not be subject to U.S. federal income tax if the common stock were considered to be "regularly traded" on an established securities market and the Non-U.S. Holder did not own, directly or indirectly, at any time during the five-year period ending on the date of the sale or other disposition, more than 5% of the common stock.

     A Non-U.S. Holder described in clause (i) or (iii) of the second preceding paragraph will generally be taxed on the net gain derived from the sale under regular graduated U.S. federal income tax rates. In addition, if such Non-U.S. Holder is a corporation, such net gain might be subject to the U.S. branch profits tax described under "-- Distributions" above. A Non-U.S. Holder described in clause (ii) of the second preceding paragraph will be subject to tax at a flat 30% rate on the gain derived from the sale, which may be offset by certain U.S. source capital losses (unless the gain is effectively connected with the conduct of a U.S. trade or business within the United States by the Non-U.S. Holder, in which case it will be taxed under regular graduated U.S. federal income tax rates).

     Non-U.S. Holders should consult applicable treaties, which may provide for different rules (including the exemption of certain capital gains from tax).

BACKUP WITHHOLDING AND REPORTING REQUIREMENTS

     Under U.S. Treasury regulations currently in effect, U.S. backup withholding tax will generally not apply to dividends paid on common stock to a Non-U.S. Holder at an address outside the United States (unless the payor has knowledge that the payee is a U.S. person). However, under the New Withholding Regulations, a Non-U.S. Holder that fails to certify its Non-U.S. Holder status in accordance with the requirements of the New Withholding Regulations may be subject to U.S. backup withholding at a rate of 31% on payments of dividends. As noted above, the New Withholding Regulations generally only apply to dividends paid after December 31, 1998. The Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities in the Non-U.S. Holder's country of residence under an applicable income tax treaty.

     Upon the sale or other taxable disposition of common stock by a Non-U.S. Holder to or through a U.S. office of a broker, the broker must backup withhold at a rate of 31% and report the sale to the Internal Revenue Service, unless the holder certifies its Non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of common stock by or through a foreign office of a foreign broker. However, upon the sale or other taxable disposition of common stock to or through the foreign office of a U.S. broker, or a foreign broker with certain types of relationships to the United States, the broker must report the sale to the Internal Revenue Service (but not backup withhold) unless the broker has documentary evidence in its files that the seller is a Non-U.S. Holder and/or certain other conditions are met, or the holder otherwise establishes an exemption. Amounts withheld under the backup withholding rules are generally allowable as a refund or credit against such Non-U.S. Holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

     Non-U.S. Holders should consult their tax advisors regarding the application of these rules to their particular situations, the availability of an exemption therefrom, the procedure for obtaining such an exemption, if available, and the application of the New Withholding Regulations that, among other things, unify current certification procedures and forms and clarify reliance standards.

FEDERAL ESTATE TAX

     Common stock owned or treated as owned by an individual non-U.S. Holder at the time of death will be included in such individual's estate for U.S. federal estate tax purposes and be subject to such tax, except to the extent that an applicable estate tax treaty provides otherwise.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting Agreement, dated December 16, 1997 (the "U.S. Underwriting Agreement"), the underwriters named below (the "U.S. Underwriters"), for whom Credit Suisse First Boston Corporation, Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Smith Barney Inc. are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from Chrysler and the Company the following respective numbers of U.S. Shares (as defined below):

                                                                                NUMBER OF
                                  UNDERWRITER                                  U.S. SHARES
    ------------------------------------------------------------------------   -----------
    Credit Suisse First Boston Corporation..................................     3,256,250
    Goldman, Sachs & Co. ...................................................     3,256,250
    J.P. Morgan Securities Inc. ............................................     3,256,250
    Smith Barney Inc. ......................................................     3,256,250
    ABN AMRO Chicago Corporation............................................       200,000
    BancAmerica Robertson Stephens..........................................       200,000
    M.R. Beal & Company.....................................................       100,000
    Bear, Stearns & Co. Inc. ...............................................       200,000
    Sanford C. Bernstein & Co., Inc. .......................................       200,000
    William Blair & Company, L.L.C. ........................................       100,000
    Blaylock & Partners, L.P. ..............................................       100,000
    BT Alex. Brown Incorporated.............................................       200,000
    JWCharles Securities, Inc. .............................................       100,000
    Chase Securities Inc. ..................................................       200,000
    CIBC Oppenheimer Corp. .................................................       200,000
    Commerzbank Capital Markets Corporation.................................       200,000
    Deutsche Morgan Grenfell Inc. ..........................................       200,000
    Doley Securities, Inc. .................................................       100,000
    Donaldson, Lufkin & Jenrette Securities Corporation.....................       200,000
    First of Michigan Corporation...........................................       100,000
    Furman Selz LLC.........................................................       100,000
    Invemed Associates, Inc. ...............................................       200,000
    Legg Mason Wood Walker, Incorporated....................................       200,000
    Lehman Brothers Inc. ...................................................       200,000
    McDonald & Company Securities, Inc. ....................................       100,000
    Merrill Lynch, Pierce, Fenner & Smith Incorporated......................       200,000
    Morgan Stanley & Co. Incorporated.......................................       200,000
    NationsBanc Montgomery Securities, Inc. ................................       200,000
    Nesbitt Burns Securities Inc. ..........................................       200,000
    Neuberger & Berman, LLC.................................................       100,000
    RBC Dominion Securities Corporation.....................................       200,000
    Roney & Co., LLC........................................................       100,000
    SBC Warburg Dillon Read Inc. ...........................................       200,000
    Charles Schwab & Co., Inc. .............................................       200,000
    Scotia Capital Markets (USA) Inc. ......................................       200,000
    Muriel Siebert & Co., Inc. .............................................       100,000
    Societe Generale Securities Corporation.................................       200,000
    Stifel, Nicolaus & Company, Incorporated................................       100,000
    Sturdivant & Co., Inc. .................................................       100,000
    Toronto Dominion Securities (USA) Inc. .................................       200,000
    Value Investing Partners, Inc. .........................................       100,000
    The Williams Capital Group, L.P. .......................................       100,000
                                                                               -----------
         Total..............................................................    19,125,000
                                                                                 =========

     Of the 22,500,000 shares of common stock being offered, 19,125,000 shares (the "U.S. Shares") are initially being offered by the U.S. Underwriters in the United States and Canada (the "U.S. Offering") and 3,375,000 shares (the "International Shares") are initially being concurrently offered by the Managers (the "Managers") outside the United States and Canada (the "International Offering").

     The U.S. Underwriting Agreement provides that the obligations of the U.S. Underwriters are subject to certain conditions precedent and that the U.S. Underwriters will be obligated to purchase all the U.S. Shares offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The U.S. Underwriting Agreement provides that, in the event of a default by a U.S. Underwriter, in certain circumstances the purchase commitments of non-defaulting U.S. Underwriters may be increased or the U.S. Underwriting Agreement may be terminated.

     The Company and Chrysler have entered into a Subscription Agreement with the Managers of the International Offering providing for the concurrent offer and sale of the International Shares outside the United States and Canada. The closing of the U.S. Offering is a condition to the closing of the International Offering, but not vice versa.

     The Company has granted to the U.S. Underwriters and the Managers an option, exercisable by Credit Suisse First Boston Corporation, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 3,375,000 additional shares at the initial public offering price, less the underwriting discounts and commissions. Such option may be exercised only to cover over-allotments, if any, in the sale of the shares offered hereby. To the extent that this option to purchase is exercised, each U.S. Underwriter and each Manager will become obligated to purchase approximately the same percentage of additional shares being sold to the U.S. Underwriters and the Managers as the number of U.S. Shares set forth next to such U.S. Underwriter's name in the preceding table and as the number set forth next to such Manager's name in the corresponding table in the prospectus relating to the International Offering bears to the sum of the total number of shares in such tables.

     The Company and Chrysler have been advised by the Representatives that the U.S. Underwriters propose to offer the U.S. Shares in the United States to the public, and in Canada on a private placement basis, initially at the offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such price less a concession of $.68 per share, and the U.S. Underwriters and such dealers may allow a discount of $.10 per share on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

     The public offering price, the aggregate underwriting discounts and commissions per share and the per share concession and discount to dealers for the U.S. Offering and the concurrent International Offering will be identical. Pursuant to an Agreement between the U.S. Underwriters and the Managers (the "Intersyndicate Agreement") relating to the Offering, changes in the public offering price, the aggregate underwriting discounts and commissions per share and the per share concession and discount to dealers will be made only upon the mutual agreement of Credit Suisse First Boston Corporation, on behalf of the U.S. Underwriters, and Credit Suisse First Boston (Europe) Limited ("CSFBL"), on behalf of the Managers.

     Pursuant to the Intersyndicate Agreement, each of the U.S. Underwriters has agreed that, as part of the distribution of the U.S. Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares or distribute any prospectus relating to the shares to any person outside the United States or Canada or to any other dealer who does not so agree. Each of the Managers has agreed or will agree that, as part of the distribution of the International Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares or distribute any prospectus relating to the shares in the United States or Canada or to any other dealer who does not so agree. The foregoing limitations do not apply to stabilization transactions or to transactions between the U.S. Underwriters and the Managers pursuant to the Intersyndicate Agreement. As used herein, "United States" means the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction. "Canada" means Canada, its provinces, territories, possessions and other areas subject to its jurisdiction, and an offer or sale shall be in the United States or Canada if it is made to (i) any individual resident in the United States or Canada; or
(ii) any corporation, partnership, pension, profit-sharing or other trust or other entity (including any such entity acting as an investment adviser with discretionary authority) whose office most directly involved with the purchase is located in the United States or Canada.

     Pursuant to the Intersyndicate Agreement, sales may be made between the U.S. Underwriters and the Managers of such number of shares as may be mutually agreed upon. The price of any shares so sold will be the public offering price, less such amount as may be mutually agreed upon by Credit Suisse First Boston Corporation, on behalf of the U.S. Underwriters, and CSFBL, on behalf of the Managers, but not exceeding the selling concession applicable to such shares. To the extent there are sales between the U.S. Underwriters and the Managers pursuant to the Intersyndicate Agreement, the number of shares initially available for sale by the U.S. Underwriters or by the Managers may be more or less than the amount appearing on the cover page of this

Prospectus. Neither the U.S. Underwriters nor the Managers are obligated to purchase from the other any unsold shares.

     The Company and certain officers and directors of the Group have agreed that, other than in connection with grants to be made by the Company under the LTIP, they will not offer, sell, contract to sell, announce an intention to sell, pledge or otherwise dispose of, directly or indirectly, or file or cause to be filed with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any additional shares of the Company's common stock or securities or other rights convertible into or exchangeable or exercisable for any shares of the Company's common stock, or disclose the intention to make any such offer, sale, pledge, disposal or filing, without the prior written consent of Credit Suisse First Boston Corporation, until 180 days after the date of the Offering.

     The Company and Chrysler have agreed to indemnify the U.S. Underwriters and the Managers against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the U.S. Underwriters and the Managers may be required to make in respect thereof. The Company and Chrysler have agreed to indemnify each other against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the other may be required to make in respect thereof.

     The Representatives and the Managers have informed the Company and Chrysler that they do not expect discretionary sales by the U.S. Underwriters and the Managers to exceed 5% of the number of shares offered hereby.

     Prior to the Offering, there has been no public market for the shares. The initial public offering price for the shares will be determined by negotiations among the Company, Chrysler and the Representatives. In determining such price, consideration will be given to various factors, including market conditions for initial public offerings, the history of and prospects for the Group's business, the past and present operations of the Group, the past and present earnings and current financial position of the Group, an assessment of the Group's management, the market for securities of companies in businesses similar to those of the Group, the general condition of the securities markets and other relevant factors. There can be no assurance that the initial public offering price will correspond to the price at which the shares will trade in the public market subsequent to the Offering or that an active trading market for the shares will develop and continue after the Offering.

     The Representatives, on behalf of the U.S. Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the shares originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     Certain of the U.S. Underwriters and Managers have from time to time performed, and continue to perform, financial advisory, investment banking and commercial banking services for companies in the Dollar Thrifty Group or Chrysler, for which customary compensation has been received. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Financing Plan."

     It is expected that delivery of the shares will be made against payment therefor on or about December 23, 1997, which will be the fifth business day following the date of the pricing of the shares. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade shares on any day prior to the third business day before the date of delivery of and payment for the shares will be required, by virtue of the fact that the shares initially will settle on a delayed basis, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that the Company and Chrysler prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to the Company and Chrysler and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws,
(ii) where required by law, such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the Company's directors and officers as well as the experts named herein and Chrysler may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the Company, Chrysler and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company, Chrysler or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company, Chrysler or such persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to the Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisers with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the shares of the common stock offered hereby will be passed upon for the Company by Debevoise & Plimpton, New York, New York, and for the U.S. Underwriters and the Managers by Cleary, Gottlieb, Steen & Hamilton, New York, New York. Debevoise & Plimpton and Cleary, Gottlieb, Steen & Hamilton have in the past provided, and may continue to provide, legal services to Chrysler and its affiliates. Debevoise & Plimpton has also represented Chrysler in connection with the Offering and the Financing Plan.

                                    EXPERTS

     The consolidated financial statements of Dollar Thrifty Automotive Group, Inc. and subsidiaries (successor to Pentastar Transportation Group, Inc. and subsidiaries) as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 included in this Prospectus, and the related financial statement schedule included in the Registration Statement filed with the Securities and Exchange Commission for the registration of the common stock offered hereby, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission a registration statement on Form S-1 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement"), under the Securities Act and the rules and regulations thereunder, for the registration of the Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted as permitted by SEC rules and regulations. For further information with respect to Dollar Thrifty Group and the Common Stock offered hereby, you should refer to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete. Where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made.

     The Registration Statement can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any portion of the Registration Statement can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Registration Statement is publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov.

     As a result of the Offering, the Company will become subject to the full informational requirements of the Exchange Act. The Company will fulfill its obligations with respect to such requirements by filing periodic reports and other information with the Commission. It intends to furnish its shareholders with annual reports containing consolidated financial statements certified by an independent public accounting firm.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                         PAGE
                                                                                         -----
Unaudited Consolidated Financial Statements:
  Consolidated Balance Sheet at September 30, 1997.....................................    F-2
  Consolidated Statement of Operations for the Nine Months ended September 30, 1996 and
     1997..............................................................................    F-3
  Consolidated Statement of Cash Flows for the Nine Months ended September 30, 1996 and
     1997..............................................................................    F-4
  Notes to the Unaudited Consolidated Financial Statements.............................    F-5
Audited Consolidated Financial Statements:
  Independent Auditors' Report.........................................................    F-6
  Consolidated Balance Sheet at December 31, 1995 and 1996.............................    F-7
  Consolidated Statement of Operations for the Years Ended December 31, 1994, 1995 and
     1996..............................................................................    F-8
  Consolidated Statement of Stockholder's Equity for the Years Ended December 31, 1994,
     1995 and 1996.....................................................................    F-9
  Consolidated Statement of Cash Flows for the Years Ended December 31, 1994, 1995, and
     1996..............................................................................   F-10
  Notes to Consolidated Financial Statements...........................................   F-11

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                           CONSOLIDATED BALANCE SHEET
                 (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
                         SEPTEMBER 30, 1997 (UNAUDITED)

ASSETS
Cash and cash equivalents.......................................................   $    5,164
Restricted cash and investments.................................................       28,487
Accounts and notes receivable, net..............................................       83,667
Due from Parent.................................................................       75,243
Prepaid expenses and other assets...............................................       25,450
Revenue-earning vehicles, net...................................................    1,500,864
Property and equipment, net.....................................................       59,907
Intangible assets, net..........................................................      200,198
                                                                                   ----------
                                                                                   $1,978,980
                                                                                    =========
LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES:
  Accounts payable..............................................................   $   40,812
  Accrued liabilities...........................................................       88,600
  Income taxes payable..........................................................        9,635
  Public liability and property damage..........................................       73,967
  Debt and other obligations....................................................    1,542,742
  Deferred income taxes.........................................................       15,238
                                                                                   ----------
     Total liabilities..........................................................    1,770,994
COMMITMENTS AND CONTINGENCIES (Note 3)
STOCKHOLDER'S EQUITY:
  Preferred stock, $.01 par value:
     Authorized 10,000,000 shares; none outstanding.............................           --
  Common stock, $.01 par value:
     Authorized 50,000,000 shares; issued and outstanding 20,000,000 shares.....          200
  Additional capital............................................................      628,915
  Accumulated deficit...........................................................     (421,129)
                                                                                   ----------
                                                                                      207,986
                                                                                   ----------
                                                                                   $1,978,980
                                                                                    =========

           See notes to unaudited consolidated financial statements.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                      CONSOLIDATED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)
           NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 (UNAUDITED)

                                                                            1996         1997
                                                                          ---------    --------
REVENUES:
  Vehicle rentals......................................................   $ 382,234    $481,954
  Vehicle leasing......................................................     116,392     124,783
  Fees and services....................................................      39,969      39,018
  Other................................................................       7,630       7,127
                                                                          ---------    --------
       Total revenues..................................................     546,225     652,882
                                                                          ---------    --------
COSTS AND EXPENSES:
  Direct vehicle and operating.........................................     187,462     219,058
  Vehicle depreciation, net............................................     161,440     207,452
  Selling, general and administrative..................................     103,161     111,554
  Interest expense, net of interest income of $3,711 and $2,596........      55,190      65,756
  Amortization of cost in excess of net assets acquired................       6,742       4,504
  Intangible asset impairment loss.....................................     155,000          --
                                                                          ---------    --------
       Total costs and expenses........................................     668,995     608,324
                                                                          ---------    --------
EARNINGS (LOSS) BEFORE INCOME TAXES....................................    (122,770)     44,558
INCOME TAX EXPENSE.....................................................      18,589      20,338
                                                                          ---------    --------
NET EARNINGS (LOSS)....................................................   $(141,359)   $ 24,220
                                                                           ========    ========

           See notes to unaudited consolidated financial statements.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)
           NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 (UNAUDITED)

                                                                          1996           1997
                                                                       -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss)...............................................   $  (141,359)   $    24,220
  Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
       Depreciation.................................................       169,310        207,120
       Amortization.................................................         8,717          5,787
       Net loss (gain) from disposition of revenue earning
        vehicles....................................................        (2,005)         7,334
       Provision for losses on accounts and notes receivable........         5,158          4,090
       Intangible asset impairment loss.............................       155,000             --
       Change in assets and liabilities, net of acquisition:
          Accounts and notes receivable.............................        (1,976)       (29,737)
          Due from Parent...........................................        26,382          9,639
          Prepaid expenses and other assets.........................           169         (4,507)
          Intangible assets.........................................        (2,996)           307
          Accounts payable..........................................       (33,067)       (26,931)
          Accrued liabilities.......................................        29,526          5,642
          Income taxes payable......................................         8,720          7,782
          Public liability and property damage......................         3,878         10,732
          Deferred income taxes.....................................         6,469          8,517
          Other.....................................................          (349)          (117)
                                                                       -----------    -----------
               Net cash provided by operating activities............       231,577        229,878
CASH FLOWS FROM INVESTING ACTIVITIES:
  Revenue-earning vehicles:
     Purchases......................................................    (1,508,820)    (1,466,676)
     Proceeds from sales............................................     1,080,661        878,709
  Restricted cash and investments, net..............................        63,258         75,446
  Property and equipment:
     Purchases......................................................        (5,861)        (7,307)
     Proceeds from sale.............................................            --          1,283
                                                                       -----------    -----------
               Net cash used in investing activities................      (370,762)      (518,545)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Debt and other obligations:
     Proceeds.......................................................       966,760      1,102,575
     Payments.......................................................      (803,657)      (801,391)
  Cash management/working capital -- Parent, net....................       (23,266)       (10,778)
  Vehicle financing issue costs.....................................          (657)            --
                                                                       -----------    -----------
               Net cash provided by financing activities............       139,180        290,406
                                                                       -----------    -----------
CHANGE IN CASH AND CASH EQUIVALENTS.................................            (5)         1,739
CASH AND CASH EQUIVALENTS:
  Beginning of period...............................................         4,230          3,425
                                                                       -----------    -----------
  End of period.....................................................   $     4,225    $     5,164
                                                                        ==========     ==========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid for:
     Income taxes...................................................   $     1,688    $     2,953
                                                                        ==========     ==========
     Interest.......................................................   $    71,684    $    67,602
                                                                        ==========     ==========

           See notes to unaudited consolidated financial statements.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 (UNAUDITED)

1. BASIS OF PRESENTATION

     In the opinion of management, the accompanying unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial position at September 30, 1997, and the results of operations and cash flows for the nine-month periods ended September 30, 1996 and 1997. The results of operations for interim periods are not indicative of the results for a full year.

     For a summary of significant accounting policies and additional financial information, see the Company's consolidated financial statements which are included elsewhere in this Prospectus.

2. DEBT AND OTHER OBLIGATIONS

     Debt and other obligations consist of the following:

                                                                            SEPTEMBER 30,
                                                                                1997
                                                                            -------------
                                                                                 (IN
                                                                             THOUSANDS)
        Vehicle Debt and Obligations
          Chrysler Financial Corporation.................................    $   954,636
          Asset backed notes, net of discount............................        491,160
          Deferred vehicle rent..........................................         73,490
          Banks and others...............................................            523
                                                                            -------------
                                                                               1,519,809
        Other Notes Payable
          Bank line of credit............................................         22,333
          Chrysler Financial Corporation and other.......................            600
                                                                            -------------
                                                                                  22,933
                                                                            -------------
             Total debt and other obligations............................    $ 1,542,742
                                                                              ==========

3. COMMITMENTS AND CONTINGENCIES

     Various claims and legal proceedings have been asserted or instituted against the Company, including some purporting to be class actions, and some which demand large monetary damages or other relief which could result in significant expenditures. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. The Company is also subject to potential liability related to environmental matters. The Company establishes reserves for litigation and environmental matters when the loss is probable and reasonably estimable. It is reasonably possible that the final resolution of some of these matters may require the Company to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. The term "reasonably possible" is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than likely. Although the final resolution of any such matters could have a material effect on the Company's consolidated operating results for the particular reporting period in which an adjustment of the estimated liability is recorded, the Company believes that any resulting liability should not materially affect its consolidated financial position.

     In 1995, a judgment was entered against Dollar and its parent for $8,705,000 plus attorney's fees and interest, relating to certain litigation with franchisees, which was reversed by the U.S. Court of Appeals for the Ninth Circuit on November 28, 1997. The plaintiff franchisees have indicated that they will likely petition the appeals court for a rehearing of the matter. Accordingly, the Company has not made adjustments to certain established reserves in the consolidated financial statements related to this litigation.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Dollar Thrifty Automotive Group, Inc.:

We have audited the accompanying consolidated balance sheet of Dollar Thrifty Automotive Group, Inc. and subsidiaries (successor to Pentastar Transportation Group, Inc. and subsidiaries) as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dollar Thrifty Automotive Group, Inc. and subsidiaries at December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

November 6, 1997
Tulsa, Oklahoma

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                           CONSOLIDATED BALANCE SHEET
                 (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
                           DECEMBER 31, 1995 AND 1996

                                                                    1995          1996
                                                                 ----------    ----------
        ASSETS
        Cash and cash equivalents.............................   $    4,230    $    3,425
        Restricted cash and investments.......................      139,173       103,933
        Accounts and notes receivable, net....................       66,277        58,020
        Due from Parent.......................................       28,630        74,104
        Prepaid expenses and other assets.....................       23,330        21,114
        Income taxes receivable...............................        9,264            --
        Revenue-earning vehicles, net.........................      958,799     1,120,346
        Property and equipment, net...........................       55,620        60,888
        Deferred income taxes.................................        1,905            --
        Intangible assets, net................................      370,595       206,121
                                                                 ----------    ----------
                                                                 $1,657,823    $1,647,951
                                                                  =========     =========
        LIABILITIES AND STOCKHOLDER'S EQUITY
        LIABILITIES:
          Accounts payable....................................   $   47,096    $   67,743
          Accrued liabilities.................................       91,378        82,958
          Income taxes payable................................           --         1,853
          Public liability and property damage................       59,349        63,235
          Debt and other obligations..........................    1,128,811     1,241,558
          Deferred income taxes...............................           --         6,721
                                                                 ----------    ----------
             Total liabilities................................    1,326,634     1,464,068
        COMMITMENTS AND CONTINGENCIES (Note 11)
        STOCKHOLDER'S EQUITY:
        Preferred stock, $.01 par value:
          Authorized 10,000,000 shares; none outstanding......           --            --
        Common stock, $.01 par value:
          Authorized 50,000,000 shares; issued and outstanding
             20,000,000 shares................................          200           200
        Additional capital....................................      628,916       628,916
        Accumulated deficit...................................     (297,927)     (445,233)
                                                                 ----------    ----------
                                                                    331,189       183,883
                                                                 ----------    ----------
                                                                 $1,657,823    $1,647,951
                                                                  =========     =========

                See notes to consolidated financial statements.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                      CONSOLIDATED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                                                  1994        1995        1996
                                                                --------    --------    ---------
REVENUES:
  Vehicle rentals............................................   $413,424    $372,508    $ 495,598
  Vehicle leasing............................................    172,999     177,836      150,179
  Fees and services..........................................     58,966      49,382       50,475
  Other......................................................      8,614       9,653        9,342
                                                                --------    --------    ---------
          Total revenues.....................................    654,003     609,379      705,594
                                                                --------    --------    ---------
COSTS AND EXPENSES:
  Direct vehicle and operating...............................    234,370     190,577      245,895
  Vehicle depreciation, net..................................    210,975     196,367      213,143
  Selling, general and administrative........................    143,155     123,439      138,363
  Interest expense, net of interest income of $717, $5,077
     and $5,446..............................................     83,526      78,817       72,868
  Amortization of cost in excess of net assets acquired......     11,517      10,456        8,169
  Intangible asset impairment losses.........................         --          --      157,758
  Restructuring charge reversal -- Snappy....................     (7,000)         --           --
  Loss on sale of Snappy.....................................     40,893          --           --
                                                                --------    --------    ---------
          Total costs and expenses...........................    717,436     599,656      836,196
                                                                --------    --------    ---------
EARNINGS (LOSS) BEFORE INCOME TAXES..........................    (63,433)      9,723     (130,602)
INCOME TAX EXPENSE (BENEFIT).................................    (12,755)      9,753       16,682
                                                                --------    --------    ---------
NET LOSS.....................................................   $(50,678)   $    (30)   $(147,284)
                                                                ========    ========     ========

                See notes to consolidated financial statements.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
                 (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                               COMMON STOCK
                                              $.01 PAR VALUE                                       TOTAL
                                           --------------------    ADDITIONAL    ACCUMULATED    STOCKHOLDER'S
                                             SHARES      AMOUNT     CAPITAL        DEFICIT         EQUITY
                                           ----------    ------    ----------    -----------    ------------
BALANCE, JANUARY 1, 1994................   20,000,000     $200      $ 628,916     $(246,764)     $  382,352
  Net loss..............................           --       --             --       (50,678)        (50,678)
  Foreign currency translation..........           --       --             --          (514)           (514)
                                           ----------    ------    ----------    -----------    ------------
BALANCE, DECEMBER 31, 1994..............   20,000,000      200        628,916      (297,956)        331,160
  Net loss..............................           --       --             --           (30)            (30)
  Foreign currency translation..........           --       --             --            59              59
                                           ----------    ------    ----------    -----------    ------------
BALANCE, DECEMBER 31, 1995..............   20,000,000      200        628,916      (297,927)        331,189
  Net loss..............................           --       --             --      (147,284)       (147,284)
  Foreign currency translation..........           --       --             --           (22)            (22)
                                           ----------    ------    ----------    -----------    ------------
BALANCE, DECEMBER 31, 1996..............   20,000,000     $200      $ 628,916     $(445,233)     $  183,883
                                            =========    ======      ========     =========       =========

                See notes to consolidated financial statements.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                                                       1994           1995           1996
                                                                    -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.......................................................   $   (50,678)   $       (30)   $  (147,284)
  Adjustments to reconcile net loss to net cash provided by
    operating activities:
    Depreciation.................................................       222,251        205,589        225,521
    Amortization.................................................        14,869         12,948         10,394
    Net gains from disposition of revenue-earning vehicles.......        (4,029)        (2,678)        (3,484)
    Losses on investments in affiliates..........................         2,100          2,533             --
    Provision for losses on accounts and notes receivable........         9,737          5,434          8,404
    Intangible asset impairment losses...........................            --             --        157,758
    Loss on sale of Snappy.......................................        40,893             --             --
    Restructuring reserve reversal...............................        (7,000)            --             --
    Change in assets and liabilities, net of acquisition:
      Accounts and notes receivable..............................        (1,693)         1,050            233
      Due from Parent............................................        11,552        (23,740)        13,033
      Prepaid expenses and other assets..........................          (908)        (1,695)         2,873
      Deferred income taxes......................................         9,402          6,771          8,626
      Intangible assets..........................................        (2,444)        (2,732)        (1,158)
      Accounts payable...........................................       (42,086)       (13,563)        20,438
      Accrued liabilities........................................        21,159        (14,785)        (8,420)
      Income taxes payable.......................................        70,422         (3,553)        11,117
      Public liability and property damage.......................        (1,382)         1,292          3,886
      Other......................................................          (514)           322            (26)
                                                                    -----------    -----------    -----------
         Net cash provided by operating activities...............       291,651        173,163        301,911
CASH FLOWS FROM INVESTING ACTIVITIES:
  Revenue-earning vehicles:
    Purchases....................................................    (1,427,608)    (1,417,437)    (1,615,615)
    Proceeds from sales..........................................     1,523,631      1,260,928      1,241,879
  Restricted cash and investments, net...........................            --       (139,173)        35,240
  Proceeds from sale of investments..............................        12,504             --             --
  Property and equipment:
    Purchases....................................................       (20,902)        (7,940)       (13,378)
    Proceeds from sale...........................................        12,425            299             --
  Acquisition of businesses, net of cash acquired................            --         (3,063)        (4,425)
                                                                    -----------    -----------    -----------
         Net cash provided by (used in) investing activities.....       100,050       (306,386)      (356,299)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Debt and other obligations:
    Proceeds.....................................................     1,545,424      1,907,509      1,174,200
    Payments.....................................................    (1,888,866)    (1,833,856)    (1,061,453)
  Cash management/working capital -- Parent, net.................       (58,037)        64,741        (58,507)
  Vehicle financing issue costs..................................            --         (4,100)          (657)
                                                                    -----------    -----------    -----------
         Net cash provided by (used in) financing activities.....      (401,479)       134,294         53,583
                                                                    -----------    -----------    -----------
CHANGE IN CASH AND CASH EQUIVALENTS..............................        (9,778)         1,071           (805)
CASH AND CASH EQUIVALENTS:
  Beginning of year..............................................        12,937          3,159          4,230
                                                                    -----------    -----------    -----------
  End of year....................................................   $     3,159    $     4,230    $     3,425
                                                                    ===========    ===========    ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid for:
    Income taxes.................................................   $       494    $     4,177    $     2,348
                                                                    ===========    ===========    ===========
    Interest.....................................................   $    96,378    $    87,216    $    82,180
                                                                    ===========    ===========    ===========

                See notes to consolidated financial statements.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996

1. BASIS OF PRESENTATION

     Dollar Thrifty Automotive Group, Inc. ("Dollar Thrifty Group" or "the Company") was formed in November 1997 as a wholly owned subsidiary of Pentastar Transportation Group, Inc., a wholly owned subsidiary of Chrysler Corporation ("Chrysler"). Following formation of Dollar Thrifty Group, Pentastar Transportation Group, Inc. was merged into Dollar Thrifty Group with Dollar Thrifty Group as the surviving corporation. Due to the common ownership and management of the merged entities, the transaction has been accounted for at historical cost in a manner similar to that used in pooling of interests accounting and the consolidated financial statements have been restated to reflect the merger.

     The Company's significant wholly owned subsidiaries, including Dollar Rent A Car Systems, Inc. ("Dollar") and Thrifty Rent-A-Car System, Inc. ("Thrifty") were acquired in 1990 and 1989, respectively. Snappy Car Rental, Inc. ("Snappy") was acquired in 1989 and sold in 1994. The acquisitions of Dollar, Thrifty and Snappy were accounted for using the purchase method of accounting and the purchase prices were allocated to the assets acquired and liabilities assumed based on their estimated fair values which are reflected in the accompanying consolidated financial statements. The term the "Company" is used to refer to Dollar Thrifty Group and subsidiaries collectively and to the individual subsidiaries of Dollar Thrifty Group. Intercompany accounts and transactions have been eliminated in consolidation. Investments in 20% to 50% owned affiliates are accounted for on the equity method.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Business -- The subsidiaries are engaged in the business of the daily rental of vehicles to business and leisure customers through company-owned stores and in the business of leasing vehicles to their franchisees for use in the daily vehicle rental business throughout the United States and Canada. The subsidiaries are also involved in selling vehicle rental franchises worldwide and providing sales and marketing, reservations, data processing systems, insurance and other services to its franchisees.

     Estimates -- The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Long-Lived Assets and Long-Lived Assets to Be Disposed Of -- Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based upon estimated future undiscounted cash flows. In addition, SFAS No. 121 requires that certain long-lived assets and identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The initial adoption of this new accounting standard did not have a material effect on the Company's consolidated operating results or financial position (Note 7).

     Cash and Cash Equivalents -- Cash and cash equivalents include cash on hand and on deposit including highly liquid investments with initial maturities of three months or less.

     Restricted Cash and Investments -- Restricted cash and investments are restricted for the acquisition of vehicles and other specified uses under the rental car asset backed note indenture and other agreements (Note 8). These funds are primarily held in a highly rated money market fund with investments primarily in government and corporate obligations with a dollar-weighted average maturity not to exceed 60 days, as permitted by the

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

indenture. Restricted cash and investments are excluded from cash and cash equivalents. Interest received on restricted cash and investments was $29,000 and $4,281,000 for 1995 and 1996, respectively.

     Allowance for Doubtful Accounts -- An allowance for doubtful accounts is generally established during the period in which receivables are recorded. The allowance is maintained at a level deemed appropriate based on loss experience and other factors affecting collectibility.

     Revenue-Earning Vehicles -- Revenue-earning vehicles are stated at cost net of related discounts and are depreciated over their estimated economic lives, or at rates corresponding to manufacturers' guaranteed residual values, where applicable. Depreciation rates range from approximately 1.0% to 2.0% per month. Net gains and losses from sales of revenue-earning vehicles are recorded as an adjustment to vehicle depreciation.

     The Company changed its method of computing depreciation on revenue-earning vehicles from the monthly method to the daily method. The new depreciation method was adopted to match methods used by vehicle manufacturers in determining guaranteed residual values and to more closely recognize depreciation as it is incurred. In accordance with APB Opinion No. 20, the change has been reported retroactively.

     Property and Equipment -- Property and equipment are recorded at cost and are depreciated or amortized using principally the straight-line basis over the estimated useful lives of the related assets. Estimated useful lives range from ten to 31 years for building and improvements and three to seven years for furniture and equipment. Leasehold improvements are amortized over the shorter of ten years or the lives of the related leases.

     Intangible Assets -- Intangible assets are amortized using the straight-line basis. Cost in excess of net assets acquired is amortized over forty- and thirty-year periods. Licenses held for operation are stated at the lower of amortized cost or recoverable value based upon Company estimates and are amortized primarily over a ten-year period. Noncompete agreements and other intangible assets are amortized over periods ranging from five to eight years. The Company continually assesses the recoverability of the cost in excess of net assets acquired based on estimates of the expected future cash flows of the operations to which such amounts relate.

     Public Liability and Property Damage -- Provisions for public liability and property damage on self-insured claims are made by charges primarily to direct vehicle and operating expense. Accruals for such charges are based upon actuarially determined evaluations of estimated ultimate liabilities on reported and unreported claims, prepared on at least an annual basis by an independent actuary. Historical data related to the amount and timing of payments for self-insured claims are utilized in preparing the actuarial evaluations. The accrual for public liability and property damage claims is discounted based upon the independently prepared actuarially determined estimated timing of payments to be made in the future. Management reviews the actual timing of payments as compared with the annual actuarial estimate of timing of payments and has determined that there have been no material differences in the timing of payments for each of the three years in the period ended December 31, 1996.

     Foreign Currency Translation -- Foreign assets and liabilities are translated using the exchange rate in effect at the balance sheet date, and results of operations are translated using an average rate for the period. Translation adjustments are accumulated and reported as a component of stockholder's equity.

     Revenue Recognition -- The Company rents revenue-earning vehicles under short-term rental contracts. Revenues are recognized as earned under the terms of the rental contracts. The Company also leases revenue-earning vehicles to franchisees primarily under operating leases. Revenues are recognized as earned over the lease term.

     Initial franchise fees are recognized at the date of sale of the franchise which coincides with commencement of operations by the franchisee. Continuing franchise fees are reported as revenue as the fees are earned.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Advertising Costs -- Advertising costs are primarily expensed as incurred. The Company incurred advertising expense of $30,375,000, $25,714,000 and $34,958,000 for 1994, 1995 and 1996, respectively.

     Thrifty's primary advertising is conducted by an affiliated entity, Thrifty Rent-A-Car System, Inc. National Advertising Committee ("Thrifty National Ad"). Thrifty made payments of $4,580,000, $4,566,000 and $4,163,000 in 1994, 1995 and
1996, respectively, to Thrifty National Ad to support funding of advertising campaigns, which are included in advertising costs. Thrifty also received reimbursement from Thrifty National Ad for administrative services performed of $1,462,000, $1,363,000 and $1,530,000 during 1994, 1995 and 1996, respectively, which are recorded as offsets to selling, general and administrative expense.

     Environmental Costs -- The Company's operations include the storage of gasoline in underground storage tanks at certain company-owned stores. Liabilities incurred in connection with the remediation of accidental fuel discharges are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated.

     Income Taxes -- The Company's U.S. operations are included in the consolidated U.S. income tax returns of Chrysler. The Company has provided for income taxes on its separate taxable income or loss and other tax attributes. Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

     New Accounting Standard -- The Company plans to adopt the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" in 1997. The Company does not anticipate any financial statement impact upon adoption of this new standard.

3. DIVESTITURE AND ACQUISITIONS

     Effective September 2, 1994, the Company sold its investment in Snappy for net proceeds of $10,000,000 which resulted in a pre-tax loss on sale of $40,893,000.

     In November 1996, Dollar acquired certain assets and assumed certain liabilities of Trynd, Inc. and AHL, Inc., the former Denver and Dallas franchisees of Dollar. Dollar paid $4,425,000 in cash, net of cash acquired, and assumed net liabilities of $218,000. Effective November 30, 1995, Dollar acquired certain assets and assumed certain liabilities of the vehicle rental division of Pacific International Services Corporation, the former Hawaii franchisee of Dollar. Dollar paid $3,063,000 in cash including acquisition costs, net of cash acquired, and assumed net liabilities of $6,836,000. Cost in excess of net assets acquired of $9,600,000 is being amortized on the straight-line basis over 30 years. The transactions have been accounted for using the purchase method of accounting and operating results of the acquirees from the dates of acquisition, which are not material to the respective years of acquisition, are included in the consolidated statement of operations of the Company.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. ACCOUNTS AND NOTES RECEIVABLE AND DUE FROM PARENT

     Accounts and notes receivable consist of the following:

                                                                         DECEMBER 31,
                                                                     --------------------
                                                                       1995        1996
                                                                     --------    --------
                                                                     (IN THOUSANDS)
        Trade:
          Accounts receivable.....................................   $ 71,881    $ 63,478
          Notes receivable........................................     13,736      11,164
                                                                     --------    --------
                                                                       85,617      74,642
        Less allowance for doubtful accounts......................    (19,340)    (16,622)
                                                                     --------    --------
                                                                     $ 66,277    $ 58,020
                                                                      =======     =======

     Trade accounts and notes receivable are primarily due from franchisees and tour operators and arise from billings under standard credit terms for services provided in the normal course of business. Notes receivable are generally issued to certain franchisees at current market interest rates with varying maturities and are generally covered by personal guarantees of the franchisees.

     Due from (to) Parent consist of the following:

                                                                         DECEMBER 31,
                                                                     --------------------
                                                                       1995        1996
                                                                     --------    --------
                                                                     (IN THOUSANDS)
        Accounts receivable - Parent..............................   $ 48,870    $ 35,837
        Cash management/working capital - Parent..................    (20,240)     38,267
                                                                     --------    --------
                                                                     $ 28,630    $ 74,104
                                                                      =======     =======

     Accounts receivable--Parent is comprised primarily of amounts due under various incentive and promotion programs and amounts due from the sale of revenue-earning vehicles at auction.

     Cash management/working capital--Parent results from the Company's ability to advance excess cash to Chrysler and to borrow from Chrysler under a $75,000,000 working capital line of credit. The amounts bear interest at the prime rate plus 2% (10.5% and 10.25% at December 31, 1995 and 1996, respectively), and are due on demand. Net interest expense on these amounts is partially reimbursed by Chrysler under an interest subvention program. In 1994, 1995 and 1996, the Company recorded net interest income of $717,000, $5,048,000 and $1,165,000, respectively, on the working capital line which includes interest subvention of $1,900,000 and $2,024,000 in 1995 and 1996, respectively.

     Participation in cash management programs with Chrysler resulted in disbursements in excess of bank balances of $36,910,000 and $55,492,000, which are included in accounts payable at December 31, 1995 and 1996, respectively.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. REVENUE-EARNING VEHICLES

     Revenue-earning vehicles consist of the following:

                                                                       DECEMBER 31,
                                                                 ------------------------
                                                                    1995          1996
                                                                 ----------    ----------
                                                                      (IN THOUSANDS)
        Revenue-earning vehicles..............................   $1,053,479    $1,230,884
        Less accumulated depreciation.........................      (94,680)     (110,538)
                                                                 ----------    ----------
                                                                 $  958,799    $1,120,346
                                                                  =========     =========

     The Company purchases the majority of its revenue-earning vehicles from Chrysler under vehicle supply agreements and from Chrysler Canada Ltd. Purchases of revenue-earning vehicles from Chrysler and Chrysler Canada Ltd. were $1,310,000,000, $1,406,523,000 and $1,612,122,000 during 1994, 1995 and 1996, respectively. Vehicle acquisition terms provide for guaranteed residual values or buybacks on the majority of vehicles under specified conditions. The Company received residual value program payments of $153,932,000, $157,411,000 and $120,520,000 in 1994, 1995 and 1996, respectively, which are included in proceeds from sales of revenue-earning vehicles. In 1994, 1995 and 1996, $92,564,000, $85,316,000 and $83,798,000, respectively, was received from
Chrysler Canada Ltd. for buyback of revenue-earning vehicles. Chrysler also provided promotional payments, which are primarily amortized on the straight-line basis over the respective model year to which the promotional payments relate, and other incentives primarily related to the disposal of revenue-earning vehicles. These promotional payments and other incentives, which are reflected as offsets to direct vehicle and operating expense, amounted to $63,989,000, $82,145,000 and $83,597,000 for 1994, 1995 and 1996, respectively.

     Dollar and Thrifty entered into Vehicle Supply Agreements ("VSAs") with Chrysler, which commenced with the 1997 model year and expire in July 2001. Under the VSAs, Chrysler has agreed to supply certain specified volumes of vehicles which are comprised of approximately 80% guaranteed depreciation program vehicles ("Program Vehicles"). Dollar and Thrifty are required to purchase at least 80% of their vehicles from Chrysler up to specified volumes of which minimum amounts must be Program Vehicles. Under the terms of the VSAs, Dollar and Thrifty have agreed to advertise and promote Chrysler products exclusively, and will receive promotional payments from Chrysler for each model year.

     Rent expense for vehicles leased from unrelated vehicle manufacturers under operating leases with terms of less than one year was approximately $11,827,000, $20,412,000, and $16,687,000 for 1994, 1995, and 1996, respectively.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. PROPERTY AND EQUIPMENT

     Major classes of property and equipment consist of the following:

                                                                         DECEMBER 31,
                                                                     --------------------
                                                                       1995        1996
                                                                     --------    --------
                                                                        (IN THOUSANDS)
        Land......................................................   $ 14,780    $ 14,786
        Buildings and improvements................................     14,971      15,262
        Furniture and equipment...................................     23,492      31,327
        Leasehold improvements....................................     26,041      27,861
        Construction in progress..................................      3,711       5,759
                                                                     --------    --------
                                                                       82,995      94,995
        Less accumulated depreciation and amortization............    (27,375)    (34,107)
                                                                     --------    --------
                                                                     $ 55,620    $ 60,888
                                                                      =======     =======

7. INTANGIBLE ASSETS

     Intangible assets consist of the following:

                                                                        DECEMBER 31,
                                                                    --------------------
                                                                      1995        1996
                                                                    --------    --------
                                                                       (IN THOUSANDS)
        Cost in excess of net assets acquired....................   $417,688    $259,675
        Trademarks and licenses held for operation...............     20,033      17,451
        Software licenses, noncompete agreements and other.......     14,810      15,073
                                                                    --------    --------
                                                                     452,531     292,199
        Less accumulated amortization............................    (81,936)    (86,078)
                                                                    --------    --------
                                                                    $370,595    $206,121
                                                                    ========    ========

     As stated in Note 5, the Company acquires the majority of its revenue-earning vehicle fleet from Chrysler and provides Chrysler with an outlet for vehicles and the opportunity for related manufacturing profits to be recognized from ultimate disposition of the vehicles. The Company's relationship with Chrysler has provided a basis for maintaining the carrying value of the recorded cost in excess of net assets acquired.

     Consistent with Chrysler's strategy to focus on its core automotive business, Chrysler is exploring the sale of entities not related to its core automotive business. In 1996, Chrysler committed to a plan of disposal for Thrifty and the Company recognized a $155 million intangible asset impairment loss to reduce Thrifty's carrying value to estimated fair value less cost to sell. Management's estimate of the fair value of Thrifty was based principally on analysis of non-binding bids. The accounts of Thrifty are included in the consolidated financial statements of the Company. Thrifty's total assets, after the intangible asset impairment loss, and liabilities were $676,370,000 and $580,211,000, respectively, at December 31, 1996. Thrifty's net loss for 1996, as reflected in the consolidated statement of operations, exclusive of the intangible asset impairment loss, was $1,185,000. Management continues to assess the fair value of Thrifty based primarily on market and sales values of similar entities. In addition, Chrysler is also exploring the potential disposition of Dollar or the Company and Chrysler believes that if it were to commit to a plan of disposal for Dollar or the Company no impairment loss related to Dollar's carrying value would be required. Should Chrysler make further changes in its intentions related to the Company or its subsidiaries, carrying values of the related net assets of those companies may require further adjustment (Note 13).

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     As a result of continuing operating losses incurred by Thrifty Canada, Ltd. ("TCL"), a wholly owned subsidiary of Thrifty, during 1996 management assessed the carrying value of intangible assets related to TCL, and recorded an intangible asset impairment loss of $2,758,000 (pre and after tax). The intangible asset impairment loss was based on the estimated recoverable value of Thrifty Canada utilizing historical cash flows as the basis for estimating discounted future cash flows of that operation.

8. DEBT AND OTHER OBLIGATIONS

     Debt and other obligations consist of the following:

                                                                       DECEMBER 31,
                                                                 ------------------------
                                                                    1995          1996
                                                                 ----------    ----------
                                                                      (IN THOUSANDS)
        VEHICLE DEBT AND OBLIGATIONS
          Chrysler Financial Corporation......................   $  594,758    $  713,346
          Asset backed notes, net of discount.................      449,911       449,927
          Deferred vehicle rent...............................           --        48,699
          Chrysler Credit Holdings............................       45,404            --
          Banks and others....................................        2,372         1,620
                                                                 ----------    ----------
                                                                  1,092,445     1,213,592
        OTHER NOTES PAYABLE
          Bank line of credit.................................       20,000        27,000
          Chrysler Financial Corporation and other............       16,366           966
                                                                 ----------    ----------
                                                                     36,366        27,966
                                                                 ----------    ----------
             Total debt and other obligations.................   $1,128,811    $1,241,558
                                                                  =========     =========

VEHICLE DEBT AND OBLIGATIONS

     Chrysler Financial Corporation ("Chrysler Financial") vehicle obligations represent borrowings under collateralized credit lines totaling $987,700,000 at both December 31, 1995 and 1996, primarily for the purchase of new Chrysler vehicles. The interest rate for borrowings under this agreement are subvented by Chrysler to prime less 1 1/2%. The weighted average interest rate on Chrysler Financial vehicle obligations was 7.0% and 6.75%, net of interest subvention, at December 31, 1995 and 1996, respectively.

     Chrysler vehicle obligations are collateralized primarily by revenue-earning vehicles and proceeds from the sale, lease or rental of vehicles. The obligations generally have 5- to 15-month terms and require monthly payments and a final balloon payment. The Company expects that these obligations will generally be repaid within approximately one year from the balance sheet date.

     Asset Backed Notes represent borrowings of Thrifty Car Rental Finance Corporation ("TFC"), a wholly owned special purpose corporation of Thrifty formed in 1995 for the purpose of refinancing existing vehicle related debt of Thrifty and to finance future vehicle acquisitions in the United States for use in Thrifty's vehicle rental and vehicle leasing business. On December 22, 1995, TFC issued $190,000,000, net of discount of $89,000, of 6.6% rental car asset backed notes ("fixed notes") and $260,000,000 of floating rate rental car asset backed notes ("floating notes") (collectively the "asset backed notes"). The floating notes bear interest at rates ranging from LIBOR plus .70% to LIBOR plus 1.25% (6.65% to 7.2% at December 31, 1995 and 6.23% to 6.78% at December 31,
1996). On May 28, 1996, TFC issued $26,000,000 of variable funding notes which bear interest at rates based on commercial paper rates and mature in 1998. There were no amounts outstanding under this agreement at December 31, 1996. During 1997, the variable funding rates were temporarily increased to

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

$71,000,000 to fund peak vehicle financing needs. The assets of TFC are available first to satisfy the claims of its creditors. Thrifty leases the vehicles from TFC under the terms of a master lease and servicing agreement. The asset backed note indenture also provides for additional credit enhancement through overcollateralization of the vehicle fleet and maintenance of a liquidity reserve. Thrifty and TFC are in compliance with the terms of the indenture. The asset backed notes mature from August 1998 through May 2001 and are generally subject to repurchase on any payment date subject to a prepayment penalty.

     Deferred Vehicle Rent represents financing obtained in June 1996 by TCL under a Master Concurrent Lease Agreement ("the Lease Agreement") with CFI Auto Lease Trust ("CFI") for the TCL vehicle fleet. Under the Lease Agreement, CFI prepays 91% of the total lease rent due to TCL at the inception of the leases. This prepaid rent is reflected as deferred vehicle rent. The Lease Agreement has a four-year term and allows for replacement of vehicles under lease. Monthly and other periodic refunds of rent to CFI are required on certain leased vehicles. Upon disposition of vehicles, the deferred vehicle rent is refundable to CFI. TCL's beneficial interest in the vehicles leased to CFI and any amounts due to TCL directly related to the vehicles, including payments from franchisees and vehicle disposition programs are vested in the Lease Agreement.

     This transaction included the creation of a special purpose, not-for-profit Canadian trust ("Thrifty Trust") which concurrently leases the vehicles from TCL for a four-year term and simultaneously leases such vehicles to the TCL franchisees and company-owned stores. The term of the Lease Agreement is concurrent with the term of the lease between TCL and Thrifty. Due to the nature of the relationship between TCL and Thrifty Trust, the consolidated financial statements include the accounts of Thrifty Trust and all material intercompany accounts and transactions have been eliminated.

     CFI has committed to funding of approximately $91,000,000 under the Lease Agreement and TCL pays a fee of 0.1% on the unused portion of this commitment. The Lease Agreement also provides an $8,000,000 revolving line of credit to fund vehicle acquisitions. There were no amounts outstanding under this line at December 31, 1996. The four year funding commitment from CFI is supported by underlying bank financing that is required to be renewed by CFI annually. The deferred vehicle rent as well as the revolving line of credit amounts bear interest based on the bankers acceptance rate plus .88% or the Canadian prime rate plus .125%. The weighted average interest rate on deferred vehicle rent at December 31, 1996 was 4.1%.

     The Lease Agreement requires the maintenance of certain letters of credit and contains various restrictive covenants including a limitation on the percentage of vehicles which are not covered by manufacturer repurchase programs and the maintenance by TCL of a specified minimum tangible net worth.

     Chrysler Credit Holdings, Ltd. ("Chrysler Holdings") provided TCL collateralized vehicle credit lines of approximately $80,619,000 at December 31, 1995. The purchase of vehicles was evidenced and secured by conditional sale contracts and by an assignment of certain franchisee security. The interest rate for borrowings under this agreement was the 30-day bankers' acceptance rate plus a margin (7.13% for Chrysler vehicles and 8.88% for non-Chrysler vehicles, 7.16% weighted average rate at December 31, 1995).

     Expected repayments of vehicle debt and obligations outstanding at December 31, 1996 are as follows:

                                                 1997        1998       1999        2000       2001
                                               --------    --------    -------    --------    -------
                                               (IN THOUSANDS)
Chrysler Financial..........................   $713,346          --         --          --         --
Asset backed notes..........................         --    $207,917    $48,083    $126,667    $67,333
Deferred vehicle rent.......................     48,699          --         --          --         --
Banks and other.............................      1,620          --         --          --         --
                                               --------    --------    -------    --------    -------
Total.......................................   $763,665    $207,917    $48,083    $126,667    $67,333
                                               ========    ========    =======    ========    =======

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     All amounts due Chrysler Financial are included in 1997 maturities as the Company expects these obligations will generally be repaid within a year of the balance sheet date. Deferred vehicle rents are scheduled to be refunded through 2000, however, management believes that actual refunds of amounts outstanding at December 31, 1996 will occur in 1997 due to expected replacement of leased vehicles as provided in the Lease Agreement.

     In August 1997, the Company obtained an additional $20,000,000 bank vehicle line of credit facility which is available through June 2001. No amounts were outstanding under this line as of September 30, 1997.

OTHER NOTES PAYABLE

     The bank line of credit represents amounts outstanding under a $30,000,000 ($20,000,000 at December 31, 1995) bank line of credit agreement which expired July 10, 1997 and was renewed to June 30, 1998 and provides for interest payable monthly at the prime rate (8.5% and 8.25% at December 31, 1995 and 1996, respectively) and a commitment fee of one-eighth of 1% on any unused portion of the line. The line is collateralized by certain Thrifty U.S. accounts and notes receivable. Thrifty was in compliance with restrictive covenants of the bank line of credit which include, among other things, limits on the amount and type of indebtedness Thrifty can incur, the amount of capital expenditures, and maintenance of a minimum amount of tangible net worth and a specified ratio of total liabilities to tangible net worth.

     Notes payable to Chrysler Financial of $14,748,000 at 1995 carried interest at prime plus 1 3/4% (10.25% at December 31, 1995) and were repaid in 1996.

     Maturities of other notes payable at December 31, 1996 are as follows:
$27,525,000 (1997), $214,000 (1998), $115,000 (1999), $42,000 (2000), $41,000
(2001) and $29,000 (2002).

     Total interest expense on all Chrysler vehicle and other debt, net of interest subvention was $83,008,000, $81,214,000 and $46,332,000 for 1994, 1995
and 1996, respectively.

9. EMPLOYEE BENEFIT PLANS

     The Company sponsors a profit sharing plan which incorporates the salary reduction provisions of Section 401(k) of the Internal Revenue Code and covers substantially all employees of the Company meeting specific age and length of service requirements. Matching contributions from the Company are discretionary and during 1994, 1995 and 1996 were 50% of employee contributions up to 4% of compensation. Contributions by the Company's subsidiaries amounted to $514,000, $721,000 and $793,000 in 1994, 1995 and 1996, respectively.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INCOME TAXES

     Income tax expense (benefit) consists of the following:

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                                1994       1995      1996
                                                              --------    ------    -------
                                                              (IN THOUSANDS)
        Current:
          Federal..........................................   $(22,474)   $2,492    $ 6,075
          State and local..................................         96       237      1,691
          Foreign..........................................        221       253        290
                                                              --------    ------    -------
                                                               (22,157)    2,982      8,056
                                                              --------    ------    -------
        Deferred:
          Federal..........................................     10,047     6,182      8,890
          State and local..................................       (645)      589       (264)
                                                              --------    ------    -------
                                                                 9,402     6,771      8,626
                                                              --------    ------    -------
                                                              $(12,755)   $9,753    $16,682
                                                               =======    ======    =======

     All Federal income taxes recorded in the consolidated statement of operations are intercompany items. Intercompany tax settlements resulted in payments from (to) Chrysler of $93,114,000, $(2,415,000) and $5,409,000 in 1994,
1995 and 1996, respectively.

     Deferred tax assets (liabilities) consist of the following:

                                                                         DECEMBER 31,
                                                                     --------------------
                                                                       1995        1996
                                                                     --------    --------
                                                                     (IN THOUSANDS)
        Depreciation..............................................   $(42,610)   $(45,144)
        Public liability and property damage......................     20,816      24,219
        Federal and state NOL credits and carryforwards...........     14,698      13,506
        Canadian NOL carryforwards................................      6,384       5,891
        Other.....................................................     31,401      23,098
                                                                     --------    --------
                                                                       30,689      21,570
        Valuation allowance.......................................    (28,784)    (28,291)
                                                                     --------    --------
                                                                     $  1,905    $ (6,721)
                                                                      =======     =======

     The Company has net operating loss carryforwards available in certain states to offset future state taxable income. At December 31, 1996, TCL has net operating loss carryforwards of approximately $13,285,000 available to offset future taxable income in Canada which expire through 2002. Valuation allowances have been established for the estimated future tax effect of the Canadian net operating losses. Included in the valuation allowance at 1995 and 1996 is $22,400,000 related to certain pre-acquisition net operating loss carryforwards which were remitted to the Company by Chrysler in 1995 related to the 1994 tax year. No other valuation allowances have been recorded against deferred tax assets.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company's effective tax rate differs from the maximum U.S. statutory income tax rate. The following summary reconciles taxes at the maximum U.S. statutory rate with recorded taxes:

                                                               YEAR ENDED DECEMBER 31,
                                           ---------------------------------------------------------------
                                                  1994                  1995                  1996
                                           -------------------    -----------------    -------------------
                                            AMOUNT     PERCENT    AMOUNT    PERCENT     AMOUNT     PERCENT
                                           --------    -------    ------    -------    --------    -------
                                           (DOLLARS IN THOUSANDS)
        Tax expense (benefit) computed
          at the maximum U.S. statutory
          rate..........................   $(22,202)    (35.0)%   $3,403      35.0%    $(45,711)    (35.0)%
        Difference resulting from:
          Amortization of cost in excess
          of net assets acquired........      4,139       6.5     4,164       42.8        2,324       1.8
        State and local taxes, net of
          Federal income tax benefit....       (247)     (0.3)      871        9.0        1,355       1.0
        Loss on sale of Snappy (net of
          re-attributed NOL
          carryforwards)................      7,608      12.0        --         --           --        --
        Reversal of valuation allowance
          for Snappy NOL's..............     (3,458)     (5.4)       --         --           --        --
        Valuation allowance for foreign
          losses........................        732       1.1     1,484       15.3        1,974       1.5
        Foreign taxes...................        221       0.3       254        2.6          290       0.2
        Non-deductible impairment
          loss..........................         --        --        --         --       55,474      42.5
        Other...........................        452       0.7      (423)     (4.4)          976       0.7
                                           --------    -------    ------    -------    --------    -------
                                           $(12,755)    (20.1)%   $9,753     100.3%    $ 16,682     12.7%
                                           ========    =======    =======   =======    ========    =======

11. COMMITMENTS AND CONTINGENCIES

     The Company has certain concession agreements with airports throughout the United States and Canada. Typically, these agreements provide airport terminal counter space in return for a minimum rent. In many cases, the Company's subsidiaries are also obligated to pay insurance and maintenance costs and additional rents generally based on revenues earned at the location. Certain of the airport locations are operated by franchisees who are obligated to make the required rent payments under the terms of their franchise arrangements with the Company's subsidiaries.

     The Company's subsidiaries operate from various leased premises under operating leases with terms up to fifteen years. Some of the leases contain renewal options.

     Expenses incurred under operating leases and airport concessions were as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1994       1995       1996
                                                              -------    -------    -------
                                                                     (IN THOUSANDS)
        Rent...............................................   $ 9,566    $ 8,879    $ 8,102
        Concession expenses:
          Minimum fees.....................................    21,029     20,719     23,833
          Contingent fees..................................     9,426      9,229     17,088
                                                              -------    -------    -------
               Total.......................................   $40,021    $38,827    $49,023
                                                              =======    =======    =======

     Rent expense is presented in the above table net of sublease rental income of $2,358,000, $2,172,000 and $2,457,000 in 1994, 1995 and 1996, respectively.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     At December 31, 1996, future minimum rentals and fees under noncancelable operating leases, net of sublease rental income of $10,495,000, and the Company's obligation for minimum airport concession rentals were payable as follows:

                                                 AIRPORT CONCESSIONS
                                             ---------------------------
                                             COMPANY-OWNED    FRANCHISEE    OPERATING
                                                STORES        LOCATIONS      LEASES       TOTAL
                                             -------------    ----------    ---------    --------
                                                                (IN THOUSANDS)
        1997..............................      $14,913         $2,238       $14,650     $ 31,801
        1998..............................        9,329          2,054        10,716       22,099
        1999..............................        4,509          1,980         6,702       13,191
        2000..............................        2,857          1,427         4,909        9,193
        2001..............................          999            468         3,315        4,782
        Thereafter........................        1,571             69        21,838       23,478
                                             -------------    ----------    ---------    --------
                                                $34,178         $8,236       $62,130     $104,544
                                             ============     ========       =======     ========

     The Company entered into additional airport concession agreements in 1997 which include additional minimum commitments totaling $72,141,000 through 2007. In 1997, the Company also entered into a facilities operating lease with additional minimum commitments through 2007 totaling $700,000.

     At December 31, 1995 and 1996, the Company had outstanding letter of credit obligations totaling $3,928,000 and $7,932,000, respectively.

     The Company is self-insured or has policy deductibles to certain limits with respect to liabilities for claims arising as a result of personal injury, property damage and employee health claims. The accrual for public liability and property damage includes amounts for incurred losses and incurred but not reported losses. Such liabilities are necessarily based on actuarially determined estimates and management believes that the amounts accrued are adequate. At December 31, 1996 and 1995, these amounts have been discounted at 6% (assumed risk free rate), based upon the actuarially determined estimated timing of payments to be made in future years. Discounting resulted in reducing the accrual for public liability and property damage by $4,560,000 and $6,542,000 at December 31, 1995 and 1996, respectively. Estimated payments of public liability and property damage as of December 31, 1996 are as follows:

                                                                           (IN THOUSANDS)
                                                                           --------------
        1997.............................................................     $ 34,695
        1998.............................................................       15,558
        1999.............................................................        9,485
        2000.............................................................        5,078
        2001.............................................................        2,587
        Thereafter.......................................................        2,374
                                                                               -------
        Aggregate undiscounted public liability and property damage......       69,777
        Effect of discounting............................................        6,542
                                                                               -------
                                                                              $ 63,235
                                                                               =======

     Liabilities include $10,240,000 and $4,541,000 at December 31, 1995 and 1996, respectively, for the estimated remaining obligations associated with General Rent-A-Car, a former wholly owned subsidiary of Chrysler that was merged with Dollar on January 1, 1993. The reduction in these liabilities included the resolution of certain outstanding matters which resulted in a $5,000,000 reduction in selling, general and administrative expenses in 1996.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Various claims and legal proceedings have been asserted or instituted against the Company, including some purporting to be class actions, and some which demand large monetary damages or other relief which could result in significant expenditures. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. The Company is also subject to potential liability related to environmental matters. The Company establishes reserves for litigation and environmental matters when the loss is probable and reasonably estimable. It is reasonably possible that the final resolution of some of these matters may require the Company to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. The term "reasonably possible" is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than likely. Although the final resolution of any such matters could have a material effect on the Company's consolidated operating results for the particular reporting period in which an adjustment of the estimated liability is recorded, the Company believes that any resulting liability should not materially affect its consolidated financial position.

     In 1995, a judgment was entered against Dollar and its parent for $8,705,000 plus attorney's fees and interest, relating to certain litigation with franchisees. Management and its legal counsel, Donovan Leisure Newton & Irvine LLP, believe it is reasonably possible that the Company will ultimately prevail in this matter on appeal. Accordingly, the Company has not established reserves in the consolidated financial statements for the full amount of the judgment.

12. CONCENTRATION OF CREDIT RISK AND FAIR VALUE INFORMATION

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of restricted cash and investments and trade receivables. The Company limits its exposure on restricted cash and investments by investing in highly rated funds. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across different businesses and geographic areas.

     The following estimated fair values of financial instruments have been determined by the Company using available market information and valuation methodologies.

     Cash and Cash Equivalents, Accounts and Notes Receivable, Accounts Payable, Accrued Liabilities and Public Liability and Property Damage -- The carrying amounts of these items are a reasonable estimate of their fair value.

     Due from Parent -- Management was not able to practicably estimate the fair value of the due from Parent amounts due to the related party nature of the amounts.

     Debt and Other Obligations -- The carrying amounts of debt and other obligations are a reasonable estimate of their fair value. The estimated fair value of these obligations was based on rates expected to be available to the Company under proposed financing arrangements (Note 13).

     Letter of Credit and Guaranteed Obligations -- The estimated fair value of these items is $3,856,000 and $2,972,000 at December 31, 1995 and 1996,
respectively.

13. SUBSEQUENT EVENTS

     The Company filed a Registration Statement on Form S-1 on November 6, 1997 in connection with the proposed offering of all of the Company's outstanding common stock which is owned by Chrysler together with certain additional shares to be initially issued by the Company. In connection with the proposed offering, the Company will restructure and refinance a significant portion of its vehicle and other obligations, working capital facilities, bonds and bond guarantees.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Upon successful completion of the proposed offering, the Company plans to maintain ownership of Thrifty. Accordingly, Thrifty will no longer be considered an asset held for sale. The intangible asset impairment loss recognized in 1996 related to the Company's investment in Thrifty resulted in a new cost basis for Thrifty. The new cost basis will remain in effect upon successful completion of the proposed offering.

     Also in connection with the proposed offering, the Company plans to adopt a long-term incentive plan for Company management which will include provisions for awards in the form of stock options, stock appreciation rights, restricted stock, performance cash awards and other stock based incentives. As allowed by SFAS No. 123, the Company intends to account for stock based compensation under the provisions of APB Opinion No. 25.

     The Company is entering into a five-year data processing services agreement. The agreement will require annual payments of approximately $4,200,000.

                                   * * * * *

             ------------------------------------------------------

     PROSPECTIVE INVESTORS MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NEITHER DOLLAR THRIFTY AUTOMOTIVE GROUP, INC., CHRYSLER NOR ANY U.S. UNDERWRITER HAS AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE INVESTORS WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

     NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES TO PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY SUCH JURISDICTION. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE UNITED STATES ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS APPLICABLE IN THAT JURISDICTION.

                               ------------------
     UNTIL JANUARY 10, 1998, ALL DEALERS THAT BUY, SELL OR TRADE THE SHARES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

             ======================================================

                  DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. LOGOS

                               22,500,000 Shares
                                  Common Stock
                                   PROSPECTUS
                           CREDIT SUISSE FIRST BOSTON

                              GOLDMAN, SACHS & CO.

                               J.P. MORGAN & CO.

                              SALOMON SMITH BARNEY
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